UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No.)

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CARLYLE

The Carlyle Group Inc.

(Name of Registrant as Specified in its Charter)
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CARLYLE

Annual Meeting *of* Shareholders

PROXY STATEMENT | 2024

Our Global Reach

28
Offices

4
Continents

586
Investment Vehicles

2,200
Professionals Worldwide



NORTH AMERICA
Atlanta
Boston
Los Angeles
Menlo Park
Miami
New York City
San Francisco
Washington DC

EUROPE
Amsterdam
Barcelona
Dublin
London
Luxembourg
Milan
Munich
Paris

MIDDLE EAST-NORTH AFRICA
Abu Dhabi

ASIA-PACIFIC
Beijing
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Mumbai
Seoul
Shanghai
Singapore
Sydney
Tokyo

PRELIMINARY COPY — SUBJECT TO COMPLETION

The Carlyle Group Inc.

1001 Pennsylvania Avenue, NW, Washington, DC 20004

Notice of 2024 Annual Meeting of Shareholders

Date and Time
Wednesday,
May 29, 2024
9:00 a.m. EDT

Access
Our Annual Meeting can be accessed virtually at: www.virtualshareholdermeeting.com/CG2024

Record Date
April 2, 2024

	Items of Business	***Board Recommendation***
1	Election to our Board of Directors of three director nominees named in this Proxy Statement for a one-year term	✓ **FOR** each director nominee
2	Ratification of Ernst & Young LLP (“Ernst & Young”) as our Independent Registered Public Accounting Firm for 2024	✓ **FOR**
3	Management Proposal to Eliminate the Supermajority Vote Provision in Our Charter	✓ **FOR**
4	Approval of The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan	✓ **FOR**
5	Non-Binding Vote to Approve Named Executive Officer Compensation (“Say-on-Pay”)	✓ **FOR**
6	Shareholder Proposal to Adopt Improved Shareholder Right to Call a Special Shareholder Meeting	✗ **AGAINST**

Transaction of such other business as may properly come before our 2024 Annual Meeting of Shareholders

Your vote is important to us. Please exercise your shareholder right to vote.

By Order of the Board of Directors,

/s/ Anne K. Frederick

ANNE K. FREDERICK
Corporate Secretary
April [●], 2024

How to Vote

Vote by Internet

Before The Meeting:
www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Daylight Time on May 28, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During the Meeting:
www.virtualshareholdermeeting.com/CG2024

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

Vote by Phone

1-800-690-6903

By telephone transmit your voting instructions up until 11:59 p.m. Eastern Daylight Time on May 28, 2024. Have your proxy card in hand when you call and then follow the instructions.

Vote by Mail

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Important Notice Regarding the Availability of Proxy Materials for our Annual Meeting to be held on Wednesday, May 29, 2024. Our Proxy Statement and 2023 Annual Report to Shareholders are available at www.proxyvote.com. On or about April [●], 2024, we will distribute the proxy materials and send to certain of our shareholders a Notice of Internet Availability of Proxy Materials (“Notice”). The Notice includes instructions on how to access our Proxy Statement and 2023 Annual Report to Shareholders and vote online. For more information, see “Frequently Asked Questions.”

Table of Contents

This Proxy Statement may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements related to our expectations, estimates, beliefs, projections, future plans and strategies, anticipated events or trends, and similar expressions and statements that are not historical facts, including our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, contingencies, and our dividend policy. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks, uncertainties, and assumptions. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements including, but not limited to, those described in this Proxy Statement and under the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”) on February 22, 2024, as such factors may be updated from time to time in our periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this proxy statement and in our periodic filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Letter From Our Chief Executive Officer

Dear Fellow Shareholders,

We are pleased to invite you to Carlyle's 2024 Annual Meeting of Shareholders, to be held virtually on Wednesday, May 29, 2024. Your vote and representation are important to us. Even if you are unable to attend the meeting, we hope you will exercise your vote. Our proxy materials include a notice setting forth the items we expect to address at the meeting, our Proxy Statement, and a form of proxy. In addition, we encourage you to read our 2023 Annual Report to Shareholders where we highlight our key initiatives and accomplishments during 2023.

In 2023, Carlyle delivered record results, including record fee related earnings and assets under management. We continue to diversify our platform across Global Private Equity, Global Credit, and Global Investment Solutions, and expand our Global Wealth channel and Insurance business. Growth remains our key priority, while also executing our strategy in a disciplined manner to continue optimizing our operational and capital efficiency.

We entered 2024 with significant momentum and strong operating leverage and we are well-positioned to deliver value for all our stakeholders.

On behalf of the entire Carlyle team, I thank you, our shareholders, for your trust and support. I look forward to engaging with you during the Annual Meeting and in other forums during the year.



/s/ Harvey M. Schwartz

HARVEY M. SCHWARTZ
Chief Executive Officer
and Director
April [●], 2024

Letter From Our Board of Directors

Dear Fellow Shareholders,

It is my pleasure to write to you on behalf of Carlyle's Board of Directors.

As described in our 2023 Annual Report to Shareholders, Carlyle delivered strong financial results in 2023 and we remain focused on building on these accomplishments in 2024.

In this letter last year, we welcomed Harvey Schwartz as our new CEO. The Board believes that Carlyle's strong 2023 results are a testament to Mr. Schwartz's leadership, the operational excellence of the management team, and the fresh perspective they have created together, as evidenced by the new compensation strategy announced in February 2024 designed to enhance alignment among our stakeholders.

We continue to focus on the refreshment of our Board and are committed to ensuring our directors represent diverse perspectives, skill sets, and backgrounds. Since last year's Annual Meeting, Sharda Cherwoo, a former senior partner at Ernst & Young, joined the Board, and Afsaneh Beschloss, an economist and the founder and chief executive officer of RockCreek, one of the world's largest women-owned investment firms, will join the Board in May 2024. We have also announced the retirement of Dr. Tom Robertson effective May 29, 2024. Dr. Robertson has served on our Board since our IPO in 2012. We thank him for his wise counsel and tireless service.

On behalf of the Board, we look forward to continuing to build on our strong momentum this year. Thank you for your commitment to Carlyle.



/s/ Lawton W. Fitt

LAWTON W. FITT
Lead Independent Director
April [●], 2024

Executive Summary

VOTING ROADMAP

Proposal		*Board Recommendation*	*Page Reference*
Item 1	**Election to our Board of Directors of three director nominees named in this Proxy Statement for a one-year term** The Board believes that each of the director nominees has the knowledge, experience, skills, and background necessary to contribute to an effective and well-functioning Board.	✓ **FOR** each director nominee	7
Item 2	**Ratification of Ernst & Young as our Independent Registered Public Accounting Firm for 2024** The Audit Committee has appointed Ernst & Young to serve as Carlyle's independent registered public accounting firm for the 2024 calendar year and this appointment is being submitted to our shareholders for ratification. The Audit Committee believes that the continued retention of Ernst & Young to serve as Carlyle's independent auditor is in the best interests of Carlyle and its shareholders.	✓ **FOR**	30
Item 3	**Management Proposal to Eliminate the Supermajority Vote Provision in Our Charter** The Board recommends that shareholders approve amendments to Carlyle's Charter, which would eliminate the current supermajority vote requirement.	✓ **FOR**	35
Item 4	**Approval of The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan** Carlyle seeks approval from its shareholders of an amendment and restatement of The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan to increase the number of shares of common stock authorized for issuance under the Equity Incentive Plan, among other changes. This increase will facilitate the grant of equity incentive awards to our employees as part of our updated compensation program and pay-for-performance incentive strategy, which the Board believes will further enhance the alignment of our employees' interests with those of our shareholders and drive long-term shareholder value creation.	✓ **FOR**	36
Item 5	**Non-Binding Vote to Approve Named Executive Officer ("NEOs") Compensation ("Say-on-Pay")** Carlyle seeks approval from its shareholders, in a non-binding advisory vote, of the compensation of the NEOs as disclosed in this Proxy Statement. The Board values the opinions of our shareholders and will take into account the outcome of the advisory vote when considering future executive compensation decisions.	✓ **FOR**	43
Item 6	**Shareholder Proposal to Adopt Improved Shareholder Right to Call a Special Shareholder Meeting** The Board believes that the actions requested by the proponent are unnecessary and not in the best interest of our shareholders.	✗ **AGAINST**	86

CARLYLE EVOLUTION

Carlyle was founded in 1987 by William E. Conway, Jr., Daniel D'Aniello, and David M. Rubenstein. Today, we are one of the world's leading global investment firms. Carlyle manages $426 billion in assets under management as of December 31, 2023, investing across Global Private Equity, Global Credit, and Global Investment Solutions. We combine global vision with local insight, relying on a highly-skilled team of more than 2,200 professionals operating out of 28 offices across Asia, Australia, Europe, the Middle East, and North America. Our evolution to becoming the public company we are today is detailed below.

Start

2012
List on Nasdaq as a publicly traded partnership

2020
Implement one share, one vote structure

2021
Hold first annual meeting of shareholders

2022
Achieve majority independent board and fully independent committees

2023
Appoint Harvey M. Schwartz as CEO

2024
Appoint five independent directors since 2021

Today

2023 FINANCIAL HIGHLIGHTS

Carlyle finished 2023 with significant operating momentum, setting several financial records despite a mixed economic and geopolitical backdrop, and delivering a total shareholder return of 41% in 2023. Our three global businesses continued to perform, and we enter 2024 well-positioned to deliver value for all our stakeholders. As announced in February 2024, we updated our employee compensation program to further enhance the alignment across all our stakeholders, investing clients, and shareholders. See "Compensation Discussion and Analysis—Compensation Philosophy" for additional information on the realigned program.

record
$426BN
in AUM, which has nearly doubled over the past 5 years

$1.4BN
in DE, third best year on record*

37%
FRE margin for 2023*

43%
record quarterly FRE margin Q4 2023*

record
$859MN
*in FRE**

$37BN
in total fundraising (3rd best year in firm's history)

**DE and FRE are described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures—Non-GAAP Financial Measures" in our Annual Report on Form 10-K. For a reconciliation of non-GAAP measures to the corresponding GAAP measures, please see Appendix A: Reconciliation of Non-GAAP Measures.*

SUSTAINABILITY AND DIVERSITY, EQUITY, AND INCLUSION HIGHLIGHTS

As the world continues to navigate a shifting economic landscape, we continue to strengthen our approach to sustainability and environmental, social, and governance integration as a driver to accelerate value creation within our firm and investment portfolio. We also continue to focus on creating synergies across our firm, portfolio, and communities to capture the performance benefits of diversity, equity, and inclusion. In 2023, we made measurable progress in advancing sustainability and diversity, equity, and inclusion across our firm, our investments, and our community, including:

$28 TN

in AUM represented by ESG Data Convergence Initiative participants since the Initiative's launch in September 2021

375+

GPs and LPs have signed on to participate in the ESG Data Convergence Initiative

71%

of US hires are women or ethnically diverse[1, 2]

80%

of Carlyle boards globally have gender diversity, compared to 57% private benchmark[3]

25

Carlyle portfolio companies have set Paris-aligned climate targets since 2022

Achieved target of diverse executives occupying 30% of all board seats in controlled, corporate, and private equity portfolio companies around the world and increased target to

40%

1. Representation data as of January 1, 2024. Hiring data from January 1 through December 31, 2023.
2. Ethnically diverse definition: Asian, Black, Hispanic or Latinx, Native Hawaiian / Pacific Islander, American Indian / Alaskan Native, or Two or More Races.
3. Carlyle-controlled companies acquired since 2016 and as of September 30, 2023 compared to the ESG Data Convergence Initiative data report released on October 2023.

CORPORATE GOVERNANCE HIGHLIGHTS

Since 2021, we have appointed five new independent directors to the Board of Directors, Derica W. Rice in 2021, Linda H. Filler and Mark S. Ordan in 2022, Sharda Cherwoo in 2023, and Afsaneh Beschloss in 2024 (effective as of May 1, 2024), substantially increasing the number of experienced, well-qualified, independent, and diverse directors on our Board. In addition, in February 2023, we announced the appointment of Harvey M. Schwartz as our Chief Executive Officer and a member of our Board. Our ongoing Board refreshment efforts also have resulted in fulfilling our commitment in the 2023 Proxy Statement to achieve a Board composition of at least 30% gender diverse directors.

Active Board Refreshment



Derica W. Rice
(Independent Director)



Linda H. Filler
(Independent Director)



Mark S. Ordan
(Independent Director)



Harvey M. Schwartz
(Chief Executive Officer and Director)



Sharda Cherwoo
(Independent Director)



Afsaneh Beschloss
(Independent Director)

2021 | **2022** | **2023** | **2024**

In seeking new members of the Board of Directors, we focus on experience and demonstrated success in areas relevant to Carlyle's business and strategy, diverse perspectives, and anticipated contribution to the Board's effective oversight of our leadership team. We have adopted policies and practices that are designed to ensure compliance with the rules and regulations of the U.S. Securities and Exchange Commission, the listing requirements of The Nasdaq Global Select Market, and applicable corporate governance requirements.

Key corporate governance practices include, among others:

- ✓ Our Board advises management and provides oversight of the firm's business and affairs
- ✓ Our Board is increasingly diverse in terms of gender, ethnicity, experience, perspective, and skills
- ✓ The Board has a strong Lead Independent Director, Lawton W. Fitt, who works closely with the other independent directors to provide objective oversight of our business and facilitates communication with the Board, the identification of matters for consideration by the Board and management, and the formulation of appropriate guidance to be provided by the independent directors to our leadership team
- ✓ The independent members of the Board meet in executive session regularly without the presence of management. The Board's Lead Independent Director presided over these executive sessions in 2023
- ✓ The Nominating and Corporate Governance Committee leads the annual Board, Committee, and director assessments
- ✓ Our Board is in the process of being declassified on a phased-in basis and will be fully declassified by the 2026 Annual Meeting of Shareholders
- ✓ Our executive officers and heads of our business segments are subject to clawback policies (our Incentive Compensation Clawback Policy and/or our Dodd-Frank Incentive Compensation Clawback Policy)
- ✓ Our directors and executive officers are required to hold shares of our common stock with a minimum value determined based on their respective position
- ✓ We prohibit short sales and derivative transactions in our equity and hedging our common stock, and generally prohibit pledging of our stock absent prior approval
- ✓ The full Board focuses on succession planning
- ✓ On an ongoing basis, the Board, led by the Nominating and Corporate Governance Committee, considers the composition of the Board as a whole, and seeks to identify potential directors who have the necessary skills, experience and personal attributes to advise management and effectively oversee the Company
- ✓ The Board receives regular updates on our sustainability and ESG strategy, including our approach to climate risks and opportunities and DEI
- ✓ The Nominating and Corporate Governance Committee, which takes a leadership role in shaping our corporate governance, including oversight of and approach to our sustainability strategy, including ESG matters, has appointed Linda H. Filler as the Board's Sustainability Lead, responsible for oversight of the firm's work in this area
- ✓ The Audit Committee takes a leadership role in the review and oversight of technology and information security risks, including cybersecurity

COMPENSATION HIGHLIGHTS

Below is a snapshot of the compensation awarded to our named executive officers during 2023.

2023 Executive Compensation Overview

Form	Compensation Element	CEO	Other NEOs	Purpose and Alignment
Cash	**Base Salary**	●	●	Provides a base compensation floor for our executives.
	Annual Performance Bonus	●	●	Rewards achievement of key strategic and financial priorities and goals.
Long-Term Equity Awards	**Time-Vesting Restricted Stock Units**	●	●	RSUs awarded to certain of our named executive officers that are generally eligible to vest over 3.5 to 4 years in order to promote continued retention and share ownership.
	Performance-Vesting Restricted Stock Units (Stock Price Performance)	●		Granted to Mr. Schwartz in February 2023 in order to align the interests of our CEO with those of our shareholders and drive both stock price appreciation over 5 years and strong relative performance, with 110% appreciation and superior outperformance relative to the constituent companies in the S&P 500 Financials Index required for full vesting.
	Performance-Vesting Restricted Stock Units (Financial Performance Metrics)		●	Performance-vesting RSU awards to certain of our named executive officers that vest based on achievement of the following financial performance metrics: FRE, Realized Net Performance Revenues (“RNPR”), and Fee-Earning Assets Under Management Raised (“FEAUM Raised”), in order to drive executive performance to achieve key metrics.

Compensation Practices

WHAT WE DO:

- ✓ Align pay with firm performance and shareholder interests, including through use of performance-vesting and time-vesting RSUs
- ✓ Large majority of compensation is variable, and the majority is delivered in equity
- ✓ Long-term incentive awards are denominated and settled in equity
- ✓ Prohibit short sales and derivative transactions in our equity and hedging our common stock, and generally prohibit pledging of our stock absent prior approval
- ✓ Regularly engage with shareholders as part of our year-round, proactive engagement
- ✓ Engage an independent compensation consultant that works directly for our Compensation Committee and does no work for management
- ✓ Tie incentive compensation to a clawback policy that cover financial restatements, with one policy extending beyond the mandates of the Dodd-Frank Act and including recoupment upon detrimental activity
- ✓ Require our executive officers to own a minimum value of shares of our common stock and retain a portion of certain RSU awards for a fixed minimum period following vesting
- ✓ Hold an annual Say-on-Pay vote and disclose response to shareholder feedback
- ✓ Perform an annual compensation risk assessment
- ✓ For our CEO’s Sign-On PSU Award, full vesting requires both 110% stock price appreciation over the 5-year performance period and relative TSR performance at the 60th percentile versus S&P 500 Financials Index constituent companies
- ✓ For new equity incentive awards granted since 2022, require a qualifying termination of employment following a change in control of Carlyle in order for any such change in control to trigger accelerated vesting rights

WHAT WE DO NOT DO:

- ✗ No excise tax “gross-up” payments in the event of a change in control
- ✗ No tax “gross-up” payment in perquisites for named executive officers
- ✗ No dividends paid in cash on unvested equity awards
- ✗ Do not count unvested performance-vesting RSUs toward satisfaction of stock ownership guidelines

Corporate Governance

Item 1 Election of Directors

Our Board of Directors currently is comprised of fourteen directors. Dr. Thomas S. Robertson, a Class I director, has informed the Board that he will not stand for reelection and will retire from the Board immediately before this year's Annual Meeting of Shareholders and, accordingly, the size of the Board will be decreased to thirteen members. We thank Dr. Robertson for his dedicated service to Carlyle over the past 12 years and wish him well in his future pursuits.

A majority our directors are independent, and five are employees or consultants of the firm in addition to serving as directors. Our independent directors are comprised of a diverse group of highly educated professionals with experience in different industries that helps to inform our global investment management business, including banking and finance, accounting, healthcare, pharmaceuticals, real estate, hospitality, consumer products, telecommunications, marketing, and education. The directors who are not independent have extensive experience and strong reputations within the global investment management industry.

In accordance with our amended and restated certificate of incorporation, our Board is in the process of being declassified on a phased-in basis and will be fully declassified by the 2026 Annual Meeting of Shareholders. Each director nominee, if elected, will serve for a one-year term. A director's term continues until the election and qualification of his or her successor or his or her earlier death, resignation, or removal. The Board believes that each of the director nominees has the knowledge, experience, skills, and background necessary to contribute to an effective and well-functioning Board.

In connection with our conversion from a Delaware limited partnership into a Delaware corporation (the "Conversion"), we entered into stockholder agreements with our founders. These agreements grant each of our founders the right to designate nominees to our Board subject to the maintenance of certain ownership requirements. See "Certain Relationships and Related Transactions—Stockholder Agreements" for additional information.

The Board has selected Daniel A. D'Aniello, Sharda Cherwoo, and William J. Shaw for election as directors at this 2024 Annual Meeting of Shareholders. If elected, each director will serve until the 2025 Annual Meeting of Shareholders, and thereafter until their successors are duly elected and qualified, or until such director's earlier death, resignation, or removal.

✓ **FOR**

BOARD RECOMMENDATION

After a review of the individual qualifications and experiences of each of our director nominees and their contributions to our Board, our Board determined unanimously to recommend that shareholders vote "**FOR**" the three director nominees named in this Proxy Statement.

DIRECTOR NOMINEES AND CONTINUING DIRECTORS

Nominees for Directors



DANIEL A. D'ANIELLO

Co-Founder and Chairman Emeritus

Age: 77

Director Since: 2011

Class: I (expires 2024)

Mr. D'Aniello is a Co-Founder and Chairman Emeritus of Carlyle. He has served on our Board of Directors since the Board's inception on July 18, 2011, serving as Chairman from 2012 until January 1, 2018. Prior to forming Carlyle in 1987, Mr. D'Aniello was the Vice President for Finance and Development at Marriott Corporation for eight years. Before joining Marriott, Mr. D'Aniello was a financial officer at PepsiCo, Inc. and Trans World Airlines. Mr. D'Aniello served in the United States Navy from 1968 through 1971 during which time he was a Distinguished Naval Graduate of Officer Candidate School, Newport R.I.; a Supply Officer (LTJG) aboard the USS Wasp (CVS 18); and in 2016, Mr. D'Aniello was awarded the designation of Lone Sailor by the U.S. Navy Memorial Foundation. Mr. D'Aniello is Chairman of the American Enterprise Institute for Public Research; Co-Chairman of the Institute for Veterans and Military Families; Chairman of the Wolf Trap Foundation of the Performing Arts; an Advisor to the John Templeton Foundation; a founding Trustee of the Lumen Institute; and a Lifetime Member of the Board of Trustees of Syracuse University, a member of the Chancellor's Council and the Corporate Advisory Council to the Martin J. Whitman School of Management. Mr. D'Aniello previously served as chairman and/or director of several private and public companies in which Carlyle had significant investment interests. Mr. D'Aniello is a 1968 magna cum laude graduate of Syracuse University, where he was a member of Beta Gamma Sigma, and a 1974 graduate of the Harvard Business School, where he was a Teagle Foundation Fellow.

Qualifications:

Mr. D'Aniello is a co-founder of our firm and has played an integral role in our firm's successful growth since its founding in 1987. He also has developed a unique and unparalleled understanding of our business.

Committees:

- None

Skills and Experience:

- Accounting and Finance; Financial Services; Global Perspective; Senior Executive and Corporate Governance



SHARDA CHERWOO

Independent Director

Age: 65

Director Since: 2023

Class: I (expires 2024)

Ms. Cherwoo was appointed to our Board of Directors effective June 1, 2023, and is a member of the Audit Committee. Ms. Cherwoo spent her entire, nearly 40-year career at Ernst & Young ("EY"), with a specialized industry focus on private equity, financial services, health care, and emerging disruptive technologies, across diverse industries. Most recently, she served as EY's Americas Intelligent Automation Leader and Partner, a role in which she spearheaded and founded the company's intelligent automation strategy focused on robotic process automation ("RPA") and artificial intelligence ("AI"), leading to talent development and transformation. She led and built a billion-dollar, market-leading digital transformation business, and worked with global clients and teams across diverse industries in more than 20 countries. During her EY tenure, Ms. Cherwoo also served as a Senior Advisory Partner in EY's Private Equity practice group, from 2009 and served financial services clients as a Global Client Service Partner and Global Tax Account Leader, from 1991. From 2001 to 2004, Ms. Cherwoo served as the founding Chief Executive Officer of EY's Global Shared Services operations in Bangalore, India, which was EY's first global offshoring center for client-facing operations. Ms. Cherwoo currently serves on the board of World Kinect Corporation and is a former board member of Doma Holdings Inc. and World Quantum Growth Acquisition Corporation. In addition, Ms. Cherwoo has been an Executive in Residence at Columbia Business School since 2023, a member of the Advisory Board of Land O'Lakes Inc. since 2020, a Board Director of Tax Analysts since 2020, a board member of the National Association of Corporate Directors – New York Chapter since 2021, and a member of the Board of Trustees of International House of New York since 2008. Ms. Cherwoo is a Certified Public Accountant and holds a B.Sc. in Accounting as Valedictorian from Sacred Heart University in Fairfield, Connecticut. Ms. Cherwoo has also attended Executive Education programs at Harvard Business School for Strategic Leadership for EY Partners and at Northwestern University, Kellogg School of Management.

Qualifications:

Ms. Cherwoo has a distinguished career as a former senior partner at EY and extensive knowledge and expertise in the private equity, financial services, and health care industries.

Committees:

- Audit Committee

Skills and Experience:

- Accounting and Finance; Financial Services; Global Perspective; Risk Management and Compliance; Senior Executive and Corporate Governance; Technology and/or Cybersecurity



WILLIAM J. SHAW

Independent Director

Age: 78

Director Since: 2012

Class: I (expires 2024)

Mr. Shaw was appointed to our Board of Directors effective May 2, 2012 and is the Chairperson of the Audit Committee. Mr. Shaw was the Vice Chairman of Marriott International, Inc. until his retirement in March 2011. Prior to becoming Vice Chairman of Marriott, Mr. Shaw served as President and Chief Operating Officer of Marriott from 1997 until 2009. Mr. Shaw joined Marriott in 1974 and held various positions, including Corporate Controller, Corporate Vice President, Senior Vice President-Finance, Treasurer, Chief Financial Officer, Executive Vice President and President of Marriott Service Group. Prior to joining Marriott, Mr. Shaw worked at Arthur Andersen & Co. Mr. Shaw is Chairman of the Board of Directors of Marriott Vacations Worldwide Corporation, a Director of DiamondRock Hospitality (where he serves as Chairman of the Audit Committee and serves on the Compensation Committee and Nominating and Corporate Governance Committee) and is a former member of the Board of Trustees of three funds in the American Family of mutual funds from 2009 to 2015. Mr. Shaw serves on the Board of Trustees of the University of Notre Dame. Mr. Shaw graduated from the University of Notre Dame and received an MBA from Washington University in St. Louis.

Qualifications:

Mr. Shaw has an extensive financial background and public company operating and management experience resulting from his distinguished career in various senior leaderships roles at Marriott.

Committees:

- Audit Committee (Chair)

Skills and Experience:

- Accounting and Finance; Global Perspective; Risk Management and Compliance; Senior Executive and Corporate Governance; Succession Planning and Human Capital Management; Technology and/or Cybersecurity

Continuing Directors



DAVID M. RUBENSTEIN

Co-Founder and Co-Chairman of the Board

Age: 74

Director Since: 2011

Class: II (expires 2025)

Mr. Rubenstein is Co-Founder and Co-Chairman of the Board. He was appointed to our Board of Directors effective July 18, 2011. Previously, Mr. Rubenstein served as Co-Chief Executive Officer of Carlyle. Prior to forming Carlyle in 1987, Mr. Rubenstein practiced law in Washington, D.C. with Shaw, Pittman, Potts & Trowbridge LLP (now Pillsbury Winthrop Shaw Pittman LLP). From 1977 to 1981, Mr. Rubenstein was Deputy Assistant to the President for Domestic Policy. From 1975 to 1976, he served as Chief Counsel to the U.S. Senate Judiciary Committee's Subcommittee on Constitutional Amendments. From 1973 to 1975, Mr. Rubenstein practiced law in New York with Paul, Weiss, Rifkind, Wharton & Garrison LLP. Among other philanthropic endeavors, Mr. Rubenstein is Chairman of the Boards of the John F. Kennedy Center for the Performing Arts, the Council on Foreign Relations, the National Gallery of Art, the Economic Club of Washington, and the University of Chicago and serves on the Boards of Memorial Sloan-Kettering Cancer Center, Johns Hopkins Medicine, the Institute for Advanced Study, the National Constitution Center, the Brookings Institution, the Lincoln Center for the Performing Arts, the American Academy of Arts and Sciences, and the World Economic Forum. Mr. Rubenstein serves as Chairman of the Harvard Global Advisory Council and the Madison Council of the Library of Congress. He is a member of the American Philosophical Society, Business Council, Board of Dean's Advisors of the Business School at Harvard, Advisory Board of the School of Economics and Management at Tsinghua University, and Board of the World Economic Forum Global Shapers Community. Mr. Rubenstein is a magna cum laude graduate of Duke University, where he was elected Phi Beta Kappa. Following Duke, Mr. Rubenstein graduated from the University of Chicago Law School, where he was an editor of the Law Review.

Qualifications:

Mr. Rubenstein is a co-founder of our firm and has played an integral role in our firm's successful growth since its founding in 1987. He also has developed a unique and unparalleled understanding of our business.

Committees:

- None

Skills and Experience:

- Financial Services; Global Perspective; Government, Public Policy, and Regulatory Affairs; Senior Executive and Corporate Governance



HARVEY M. SCHWARTZ

Chief Executive Officer and Director

Age: 60

Director Since: 2023

Class: II (expires 2025)

Mr. Schwartz is the Chief Executive Officer of Carlyle and member of the Board of Directors. He has served in such capacity since February 15, 2023, and is based in New York. Mr. Schwartz formerly worked at Goldman Sachs from 1997 to 2018, with his last position being President and Co-Chief Operating Officer. He also held numerous senior leadership positions including Chief Financial Officer and Global Co-Head of the Securities Division. Mr. Schwartz started his career at J. B. Hanauer & Co., and then moved to First Interregional Equity Corporation. In 1989, he joined Citigroup, where he worked in the firm's credit training program and developed a specialty in structuring commodity derivatives. He serves as the Group Chairperson and Non-Executive Director of The Bank of London, a clearing and payments bank with operations in London and New York City. Mr. Schwartz also serves on the board of SoFi Technologies, Inc., a San Francisco-based fintech company, and One Mind, a nonprofit that accelerates collaborative research and advocacy to enable all individuals facing brain health challenges to build healthy, productive lives. He is involved in a range of investment and philanthropic endeavors that include a focus on mental health and developing future business leaders, including women and young people seeking a career in finance. Mr. Schwartz earned his BA from Rutgers University, where he is a member of the university's Board of Governors and its Hall of Distinguished Alumni. He received his MBA from Columbia University.

Qualifications:

Mr. Schwartz is a widely respected business builder with extensive leadership experience in a high performing, complex global financial institution. He also is a seasoned operator and has a demonstrated ability to develop high performing talent.

Committees:

- None

Skills and Experience:

- Accounting and Finance; Branding and Marketing; Financial Services; Global Perspective; Government, Public Policy, and Regulatory Affairs; Risk Management and Compliance; Senior Executive and Corporate Governance; Succession Planning and Human Capital Management; Technology and/or Cybersecurity



LINDA H. FILLER

Independent Director

Age: 64

Director Since: 2022

Class: II (expires 2025)

Ms. Filler was appointed to our Board of Directors effective April 1, 2022, and is a member of the Nominating and Governance Committee. Ms. Filler retired as President of Retail Products, Chief Marketing Officer, and Chief Merchandising Officer at Walgreen Co. in 2017. Prior to Walgreen Co, Ms. Filler served in Executive Vice President roles at Walmart and at Kraft Foods. Prior to Kraft, Ms. Filler served a long tenure at Hanesbrands, including Group CEO roles of its largest branded apparel businesses. Ms. Filler is Lead Independent Director at Danaher Corporation, where she has served as a Director since 2004. She serves as Chair of the Nominating & Governance Committee and on the Science & Technology Committee. Ms. Filler also serves as Chair of Veralto Corporation, and on its Compensation Committee. Among other philanthropic activities, Ms. Filler serves as Chair of the Development Committee for the Chicago Public Library Foundation, and on the Foundation's Executive Committee. Ms. Filler earned an MBA from Harvard Business School and an MS from the University of North Texas.

Qualifications:

Ms. Filler has extensive experience in senior management roles and expertise in marketing and branding and corporate strategy, as well as her experience as a director of a large, global business.

Committees:

- Nominating and Corporate Governance Committee

Skills and Experience:

- Accounting and Finance; Branding and Marketing; Global Perspective; Senior Executive and Corporate Governance; Succession Planning and Human Capital Management; Sustainability



JAMES H. HANCE, JR.

Operating Executive and Director

Age: 79

Director Since: 2012

Class: II (expires 2025)

Mr. Hance is an Operating Executive of Carlyle and a member of our Board of Directors. Mr. Hance was appointed to our Board of Directors effective May 2, 2012. Mr. Hance joined Carlyle in November 2005 as an Operating Executive and has worked primarily in our Global Credit segment and the financial services sector. Prior to joining Carlyle in 2005, Mr. Hance served as Vice Chairman of Bank of America from 1993 until his retirement on January 31, 2005 and served as Chief Financial Officer from 1988 to 2004. Prior to joining Bank of America, Mr. Hance spent 17 years with Price Waterhouse (now Pricewaterhouse Coopers LLP). Mr. Hance is currently a director of Acuity Brands Inc. (where he serves as the Lead Independent Director and on the Audit Committee and Governance Committee). Mr. Hance is a former director of Ford Motor Company, Sprint Nextel Corporation, Morgan Stanley, Duke Energy Corporation, Cousins Properties, Parkway, Inc. and Bank of America Corporation. Mr. Hance serves as Emeritus Trustee on the Board of Trustees at Washington University in St. Louis and as Chairman of the Board of Trustees at Johnson & Wales University in Providence, RI. Mr. Hance graduated from Westminster College and received an MBA from Washington University in St. Louis. He is a certified public accountant.

Qualifications:

Mr. Hance has an invaluable perspective owing to his experience in various senior leadership roles in the financial services industry, including his role as the Chief Financial Officer of Bank of America Corporation, as well as his familiarity with our business and operations as an Operating Executive of Carlyle.

Committees:

- None

Skills and Experience:

- Accounting and Finance; Financial Services; Global Perspective; Risk Management and Compliance; Senior Executive and Corporate Governance; Technology and/or Cybersecurity



DERICA W. RICE

Independent Director

Age: 59

Director Since: 2021

Class: II (expires 2025)

Mr. Rice was appointed to our Board of Directors effective March 8, 2021, and is a member of the Audit and Compensation Committees. Mr. Rice served as executive vice president of CVS Health and President of CVS Caremark, the pharmacy benefits management business of CVS Health, from March 2018 to February 2020. Previously, he held various executive positions at Eli Lilly and Company, most recently executive vice president of Global Services and chief financial officer from 2006 to 2017. Mr. Rice is currently a director of Bristol-Meyers Squibb Company (where he serves on the Audit Committee and the Compensation and Management Development Committee), Target Corporation (where he serves on the Audit and Finance Committee and the Infrastructure and Investment Committee) and The Walt Disney Company (where he serves on the Audit Committee). Mr. Rice received his Bachelor of Science degree in Electrical and Electronics Engineering from Kettering University and an MBA from Indiana University.

Qualifications:

Mr. Rice has experience with complex, global business operations, and extensive knowledge of a wide range of financial and accounting matters resulting from his distinguished career at CVS Health and Eli Lilly and Company.

Committees:

- Audit Committee
- Compensation Committee

Skills and Experience:

- Accounting and Finance; Branding and Marketing; Global Perspective; Government, Public Policy, and Regulatory Affairs; Risk Management and Compliance; Senior Executive and Corporate Governance; Succession Planning and Human Capital Management; Sustainability



WILLIAM E. CONWAY, JR.

Co-Founder and Co-Chairman of the Board

Age: 74

Director Since: 2011

Class: III (expires 2026)

Mr. Conway is a Co-Founder and Co-Chairman of the Board. Mr. Conway was appointed to our Board of Directors effective July 18, 2011. Previously, Mr. Conway served as our Interim Chief Executive Officer, Co-Chief Executive Officer and Chief Investment Officer. Prior to forming Carlyle in 1987, Mr. Conway was the Senior Vice President and Chief Financial Officer of MCI Communications Corporation (“MCI”). Mr. Conway was a Vice President and Treasurer of MCI from 1981 to 1984. Mr. Conway is former Chairman of the Board of Trustees of Johns Hopkins Medicine and a former trustee and Vice Chairman of the Board of Trustees of the Catholic University of America. He previously served as chairman and/or director of several public and private companies in which Carlyle had significant investment interests. Mr. Conway received his BA from Dartmouth College and his MBA in finance from The University of Chicago Booth School of Business.

Qualifications:

Mr. Conway is a co-founder of our firm and has played an integral role in our firm’s successful growth since its founding in 1987. He also has developed a unique and unparalleled understanding of our business.

Committees:

- None

Skills and Experience:

- Accounting and Finance; Financial Services; Global Perspective; Senior Executive and Corporate Governance



AFSANEH BESCHLOSS

Independent Director

Age: 68

Director Since: 2024

Class: III (expires 2026)

Ms. Beschloss was appointed to our Board of Directors effective May 1, 2024. Ms. Beschloss is an economist, a leader in sustainable and inclusive investing and policy, and founder and CEO of RockCreek, one of the world's largest women-owned investment firms. Previously, she was Managing Director and partner at The Carlyle Group from 2001 to 2003. As the World Bank's Treasurer and Chief Investment Officer, she led the Bank's investments, balance sheet management, ratings, borrowings, and innovations in financial products and in technology. Prior to this, she led the World Bank's investments and policy work in the renewable energy, power, and infrastructure sectors, notably pioneering investments in natural gas, wind, and solar energy. Previously, she worked in corporate finance at JP Morgan. Ms. Beschloss has advised various governments, central banks, and regulatory agencies on financial policy and energy policy. She serves on the boards of trustees of the Council on Foreign Relations, the Rockefeller Foundation, where she chairs the Investment Committee, the Bretton Woods Committee, where she co-chairs the Future of Finance Working Group, Georgetown University, and the PBS Foundation where she serves as chair. She was recognized by Carnegie Corporation in their "Great Immigrants, Great Americans 2020" list, received the Robert F. Kennedy Human Rights Ripple of Hope Award and the Institutional Investor Lifetime Achievement Award, and has been listed among the "Most Powerful Women in Banking" by American Banker. She is the co-author of *The Economics of Natural Gas* (Oxford University Press) and author of numerous journal articles on innovations in finance, energy economics, and renewable energy investing. Ms. Beschloss holds an MPhil (Honors) in Economics from the University of Oxford, where she taught international trade and economic development.

Qualifications:

Ms. Beschloss has extensive investment, economic, and international experience, including in the financial and energy policy areas, as well as significant foreign affairs and government experience.

Committees:

- None

Skills and Experience:

- Financial Services; Global Perspective; Government, Public Policy, and Regulatory Affairs; Senior Executive and Corporate Governance; Succession Planning and Human Capital Management; Sustainability; Technology and/or Cybersecurity



LAWTON W. FITT

Lead Independent Director

Age: 70

Director Since: 2012

Class: III (expires 2026)

Ms. Fitt was appointed to our Board of Directors effective May 2, 2012, serves as our Lead Independent Director, is the Chairperson of the Nominating and Corporate Governance Committee, and a member of the Audit and Compensation Committees. Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London from October 2002 to March 2005. Prior to that, Ms. Fitt was a partner with Goldman Sachs & Co. Ms. Fitt is currently a director of Ciena Corporation (where she serves as chair of the Audit Committee) and The Progressive Corporation (where she serves as Chairperson, and serves on the Investment and Capital Committee and as chair of the Nominating and Governance Committee). Ms. Fitt is a former director of Micro Focus International, ARM Holdings PLC, and Thomson Reuters. She is also a trustee or director of several not-for-profit organizations including the Goldman Sachs Foundation. Ms. Fitt earned her AB in history at Brown University and her MBA from the Darden School of the University of Virginia.

Qualifications:

Ms. Fitt has an extensive financial background and experience in a distinguished career at Goldman Sachs in the areas of investment banking and risk analysis, including her unique insights into the operation of global capital markets.

Committees:

- Audit Committee
- Compensation Committee
- Nominating and Corporate Governance Committee (Chair)

Skills and Experience:

- Accounting and Finance; Financial Services; Global Perspective; Risk Management and Compliance; Senior Executive and Corporate Governance



MARK S. ORDAN

Independent Director

Age: 65

Director Since: 2022

Class: III (expires 2026)

Mr. Ordan was appointed to our Board of Directors effective April 1, 2022, and is a member of the Compensation Committee. Mr. Ordan served as Executive Chair of Pediatrix Medical Group from January 1, 2023 through June 30, 2023, and continues to serve as Non-Executive Chair of its Board. Mr. Ordan formerly served as Chief Executive Officer of Pediatrix Medical Group from July 2020 through December 2022. Prior to joining Pediatrix Medical Group, Mr. Ordan founded and served as Chief Executive Officer of Quality Care Properties after serving as founding Chief Executive Officer of Washington Prime Group. Mr. Ordan has held a number of CEO roles including at Sunrise Senior Living, The Mills Corporation, and Balducci's, and was founder and CEO of Fresh Fields Markets, which he later merged with Whole Foods Markets. Mr. Ordan is the Board Chair of the U.S. Chamber of Commerce. Mr. Ordan received his BA from Vassar College, and his MBA from Harvard Business School. He serves on the boards of Vassar College and Holton-Arms School.

Qualifications:

Mr. Ordan has extensive leadership experience from serving as the CEO of various companies and resulting in considerable operational knowledge, as well as his prior experience as a director of other public company boards.

Committees:

- Compensation Committee

Skills and Experience:

- Accounting and Finance; Branding and Marketing; Government, Public Policy, and Regulatory Affairs; Senior Executive and Corporate Governance; Succession Planning and Human Capital Management



ANTHONY WELTERS

Independent Director

Age: 69

Director Since: 2015

Class: III (expires 2026)

Mr. Welters was appointed to our Board of Directors effective October 27, 2015, and is the Chairperson of the Compensation Committee, as well as a member of the Nominating and Corporate Governance Committee. He is Founder, Chairman and CEO of CINQCARE Inc., a physician-led, community-based ambulatory care delivery system that delivers whole person care in the home, whenever possible, to Black and Brown communities. He is Executive Chairman of the BlackIvy Group, an organization focused on building and growing commercial enterprises in Sub-Saharan Africa, and Chairman of Somatus, Inc., a value-based kidney care company. Mr. Welters founded AmeriChoice in 1989 and upon acquisition by UnitedHealth Group (UHG) in 2002, joined UHG serving as Senior Adviser to the Office of the CEO, Executive Vice President and Member of the Office of the CEO, retiring in 2016. He currently serves on the public boards of Loews Corporation and Gilead Sciences, Inc. Mr. Welters is Trustee Emeritus of Morehouse School of Medicine Board of Trustees, Chairman Emeritus of the Board of New York University School of Law, Vice Chairman of the Board of New York University, a Trustee of NYU Langone Medical Center, Vice Chair of the John F. Kennedy Center for the Performing Arts and a founding member of the National Museum of African American History and Culture.

Qualifications:

Mr. Welters has extensive entrepreneurial and operating expertise, as well as a familiarity with board responsibilities, oversight and control resulting from his significant experience serving on the boards of directors of various public companies.

Committees:

- Compensation Committee (Chair)
- Nominating and Corporate Governance Committee

Skills and Experience:

- Global Perspective; Senior Executive and Corporate Governance; Succession Planning and Human Capital Management

BOARD COMPOSITION

Board Nomination Process

The Nominating and Corporate Governance Committee considers director candidates recommended by the Company's shareholders, directors, officers, and employees and third-party search firms and other sources it deems appropriate. The Nominating and Corporate Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential director candidates. In this respect, Ms. Cherwoo was recommended by a third-party search firm and Ms. Beschloss was recommended by other members of the Board. All candidates are reviewed in the same manner, regardless of the source of the recommendation. Any recommendation submitted to the Secretary of the Company should be in writing and should include any supporting material the shareholder considers appropriate in support of that recommendation, though must include information that would be required under the rules of the SEC to be included in a proxy statement soliciting proxies for the election of such candidate and a written consent of the candidate to serve as one of our directors if elected. Shareholders wishing to propose a candidate for consideration may do so by submitting the above information to the attention of the Corporate Secretary, The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, DC 20004. All recommendations for nomination received by the Secretary that satisfy the notification, timeliness, consent, information, and other requirements set forth in our amended and restated certificate of incorporation relating to director nominations will be presented to the Nominating and Corporate Governance Committee for its consideration. See "Frequently Asked Questions – How can I submit nominees or shareholder proposals in accordance with our amended and restated certificate of incorporation?" for additional information.

Director Qualifications

The Nominating and Corporate Governance Committee is responsible for reviewing the qualifications of potential director candidates and recommending to the Board of Directors those candidates to be nominated for election to the Board. When considering director candidates, the Nominating and Corporate Governance Committee seeks individuals with backgrounds and qualities that, when combined with those of the Company's incumbent directors, provide a blend of skills and experience to further enhance the effectiveness of the Board. More specifically, the Nominating and Corporate Governance Committee considers:

- minimum individual qualifications, including strength of character, mature judgment, familiarity with the Company's business and industry, independence of thought, and an ability to work collegially; and
- all other factors it considers appropriate, which may include age, diversity of background, existing commitments to other businesses, potential conflicts of interest with other pursuits, legal considerations, corporate governance background, financial and accounting background, executive compensation background, relevant career experience, and the size, composition, and combined expertise of the existing Board.

The Board monitors the mix of specific experience, qualifications, and skills of its directors in order to assure that the Board, as a whole, has the necessary tools to perform its oversight function effectively in light of the Company's business and structure. Although we have no formal policy regarding board diversity, the Board believes that diversity is an important component of a board, which includes such factors as background, skills, experience, expertise, gender, race, and culture. Moreover, the Board does not discriminate on the basis of race, color, national origin, gender, religion, disability, or sexual orientation in selecting director candidates.

Board Diversity Matrix

The Board of Directors does not discriminate on the basis of race, color, national origin, gender, religion, disability, or sexual orientation in selecting director candidates. Among our director nominees and continuing directors, Ms. Filler and Ms. Fitt identify as female and white, Ms. Beschloss and Ms. Cherwoo identify as female and Asian, Mr. Rice and Welters identify as male and African American or Black, and Mr. Conway, D'Aniello, Rubenstein, Schwartz, Hance, Ordan, and Shaw identify as male and white. Our substantial increase in the number of experienced, well-qualified, independent, and diverse directors on our Board and ongoing Board refreshment efforts have resulted in fulfilling our commitment in the 2023 Proxy Statement to achieve a Board composition of at least 30% gender diverse directors.

	Board Diversity Matrix (As of April [●], 2024)	
Total Number of Directors	13	
Gender Identity	**Female**	**Male**
Directors	4	9
Demographic Background		
Asian	2	—
African American or Black	—	2
White	2	7

Board Skills and Experience Matrix

When determining that each of our director nominees and continuing directors is particularly well-suited to serve on our Board of Directors and that each has the experience, qualifications, attributes, and skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively, we considered the following experience and qualifications of each director.

KEY ATTRIBUTES OF ALL DIRECTORS					
Commitment to advancing sustainability and DEI	Proven track record of sustained success	Leadership and expertise in their respective fields	Integrity and business judgment	Dedication to excellence	Strategic thinking and planning

DIVERSITY OF SKILLS AND EXPERIENCES

	Beschloss	Cherwoo	Conway	D'Aniello	Filler	Fitt	Hance	Ordan	Rice	Rubenstein	Schwartz	Shaw	Welters
Accounting and Finance. Directors bring expertise in financial reporting, audit knowledge and experience in capital markets.		●	●	●	●	●	●	●	●		●	●	
Branding and Marketing. Directors bring expertise in brand development, marketing and sales at a global scale and in local markets relevant to Carlyle's business.					●			●	●		●		
Financial Services. Directors possess in-depth knowledge of the financial services industry or private equity.	●	●	●	●		●	●			●	●		
Global Perspective. Directors provide valuable insights on how Carlyle should continue to grow and manage its businesses outside the United States.	●	●	●	●	●	●	●		●	●	●	●	●
Government, Public Policy, and Regulatory Affairs. Directors possess insight and experience in managing governmental and regulatory affairs.	●							●	●	●	●		
Risk Management and Compliance. Directors possess in-depth knowledge and experience with risk management and compliance matters relevant to Carlyle's global business.		●				●	●		●		●	●	
Senior Executive and Corporate Governance. Directors bring valuable insight and senior executive experience on matters relating to corporate governance, management, operations and compensation.	●	●	●	●	●	●	●	●	●	●	●	●	●
Succession Planning and Human Capital Management. Directors bring expertise in ensuring Carlyle has sufficient talent, robust development and retention practices and supporting our commitment to further DEI.	●				●			●	●		●	●	●
Sustainability. Directors bring experience in the areas of environmental impact, climate change, corporate responsibility or sustainability strategies.	●				●				●				
Technology and/or Cybersecurity. Directors possess experience in the development and adoption of new technology or the management of information security or cybersecurity risks at companies.	●	●					●				●	●	

Director Independence

Our Board of Directors has affirmatively determined that eight of our director nominees and continuing directors satisfy the independence requirements of Nasdaq, the SEC, and our Governance Policy, including with respect to applicable committee membership. These directors are Ms. Beschloss, Ms. Cherwoo, Ms. Filler, Ms. Fitt, Mr. Ordan, Mr. Rice, Mr. Shaw, and Mr. Welters. Based on all the relevant facts and circumstances, the Board determined that the independent directors have no relationship with us that would impair their independence as it is defined in the Nasdaq rules and our Governance Policy. In addition, our Board determined that Dr. Robertson, who informed the Board that he will not stand for reelection and will depart the Board immediately before this year's Annual Meeting of Shareholders, satisfies the independence requirements of Nasdaq, the SEC, and our Governance Policy. In reaching the Board's determination, with respect to Ms. Beschloss, it considered her prior employment with Carlyle over two decades ago and her various philanthropic and social associations that, in certain instances, may overlap with certain other directors' associations. With respect to Mr. Welters, it considered his various philanthropic and social associations that, in certain instances, may overlap with certain other directors' associations. The Board determined that the above would not interfere with either of Ms. Beschloss or Mr. Welters's independence from management and exercise of independent judgment in carrying out the responsibilities of an independent director. To assist it in making its independence determinations, the Board adheres to the following standards, which are described in our Governance Policy:

Under any circumstances, a director is not independent if:

- the director is, or has been within the preceding three years, employed by a Carlyle Entity. A Carlyle Entity means us and any parent or subsidiary that we control and consolidate into our financial statements, respectively, filed with the SEC, (but not if we reflect such entity solely as an investment in these financial statements);
- the director, or an immediate family member of that director, accepted any compensation from a Carlyle Entity in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than (i) compensation for director or committee service, (ii) compensation paid to an immediate family member who is an employee (other than an executive officer) of a Carlyle Entity, and (iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation;
- the director is an immediate family member of an individual who is, or at any time during the past three years was, employed by us as an executive officer;
- the director is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of any organization (including a charitable organization) to which a Carlyle Entity made, or from which a Carlyle Entity received, payments for property or services in the current or any of the past three fiscal years that exceed five percent (5%) of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:
  - payments arising solely from investments in a Carlyle Entity's securities; or
  - payments under non-discretionary charitable contribution matching programs;
- the director is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of a Carlyle Entity serve on the Compensation Committee of such other entity; or
- the director is, or has an immediate family member who is, a current partner of a Carlyle Entity's outside auditor, or was a partner or employee of a Carlyle Entity's outside auditor who worked on a Carlyle Entity's audit at any time during any of the past three years.

The following commercial or charitable relationships will not be considered to be material relationships that would impair a director's independence:

- if the director or an immediate family member of that director serves as a director or trustee of a charitable organization, and our annual charitable contributions to that organization (excluding contributions by us under any established matching gift program) are less than the greater of $200,000 or five percent (5%) of that organization's consolidated gross revenues in its most recent fiscal year, provided, however, that in calculating such amount (i) payments arising solely from investments in the Carlyle Entity's securities and (ii) payments under non-discretionary charitable contribution matching programs shall be excluded; and
- if the director or an immediate family member of that director (or a company for which the director serves as a director or executive officer) invests in or alongside of one or more investment funds or investment companies managed by us or any of our subsidiaries, whether or not fees or other incentive arrangements for us or our subsidiaries are borne by the investing person.

BOARD OVERSIGHT OF OUR FIRM

Our Board of Directors is responsible for oversight of the business and affairs of Carlyle. In order to drive long-term sustainable value for our stakeholders, the Board discusses and receives regular updates on a wide variety of matters affecting the firm and advises our leadership team to help drive success. The Board views our people as one of our most valuable assets. Central to the Board's oversight of our efforts to drive sustainable value is the goal of assuring that our standards of integrity and ethical conduct are appropriately communicated and embraced by the firm. The Board's key oversight responsibilities include, among others:


Strategy
Risk Management and Cybersecurity
CEO and Financial Performance and Reporting
Succession Planning and Human Capital Management
Culture and Values
Sustainability and Diversity, Equity, and Inclusion
Board's Key Oversight Responsibilities

Oversight of Strategy

Our Board advises management on the development and communication of an effective business strategy for the firm, including with regard to the development of existing and growth opportunities. Key leaders of our business segments routinely present their business plans, budgets, and initiatives to the Board and the Board engages members of the leadership team to help devise and execute growth initiatives and steer the firm's strategic direction.

Oversight of Risk Management and Cybersecurity

Oversight of Risk Management

Our approach to risk management is to focus on identifying relevant sources of risk, and ensuring that the right personnel from various business segments, divisions, and disciplines within the firm are effectively coordinating and collaborating to manage areas of critical risk. Of utmost importance is the Board's focus on reputational risk, which is routinely evaluated across all aspects of our business.

BOARD OVERSIGHT

- Our Board is responsible for oversight of the firm's enterprise risk management strategy and its risk tolerance.
- Other areas of risk management addressed by the Board include, among others, global and regional market dynamics, political and legislative risk, and environmental and social risk. While the full Board exercises responsibility for enterprise risk management, each Board committee maintains appropriate risk oversight within the scope of its committee function.

AUDIT COMMITTEE

- Undertakes oversight of financial, tax, legal and compliance risks.
- Monitors the adequacy of our capital and liquidity positions.
- Oversees risks relating to technology and information security, including cybersecurity.

COMPENSATION COMMITTEE

- Oversees risks relating to our compensation programs and strategies for attracting, motivating and retaining employees, and aligning their interests with the best interest of the firm.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

- Oversees risk relating to the effectiveness of our Board, the quality of leadership, and succession planning.
- Oversees our approach to sustainability strategy, including ESG matters.

LEADERSHIP TEAM

- With the guidance and oversight of the Board and its committees, management of day-to-day judgments on risk matters throughout the business has been delegated to the leadership team.

Oversight of Cybersecurity

Global Technology & Solutions, which we refer to as GTS, is essential for Carlyle to conduct investment activities, manage internal administration activities, and connect our global enterprise. As part of our GTS strategy and governance processes, we develop and routinely refine our technology architecture and solutions to deliver value to our investors. Our systems, data, network, and infrastructure are monitored and administered by formal controls and risk management processes that log events and help protect the firm's data. In addition, our business continuity plans are designed to allow critical business functions to continue in an orderly manner in the event of an emergency. Our GTS team works closely with our business segment teams to maintain operational resilience through business continuity planning, annual IT disaster recovery, and incident response plan testing, which collectively support the goal of mitigating risk were an emergency to occur.

Our Board oversees our enterprise risk management strategy, including our strategy on cybersecurity risks, directly and through its committees. The Audit Committee oversees our cybersecurity risk management program, which focuses on the most significant risks we face in the short-, intermediate-, and long-term timeframe. Audit Committee meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity, and reports from the Chief Audit Executive on our enterprise risk profile on an annual basis. Our Information Security Steering Committee (“ISSC”), which is chaired by our Chief Information Security Officer and composed of senior representatives from our business, compliance, and risk management departments, monitors threats and prioritizes the initiatives of our information security program. In addition, we seek to educate our employees on how to safeguard Carlyle’s information assets through security awareness training focused on cyber risks, as well as simulated phishing exercises that provide insight into the effectiveness of our security training. Employees serve an integral role in protecting Carlyle’s data and attest to complying with various requirements both during onboarding and on an annual basis.

CYBERSECURITY BEST PRACTICES

- Multi-factor authentication for remote access, privileged access management for system administrators, application whitelisting, laptop encryption, and advanced malware defenses on endpoints
- Incident preparedness and response planning and risk mitigation
- Independent and continuous security testing, assessment, and vulnerability management
- Regular security awareness training, including phishing simulations, for Carlyle authorized users
- Restrictions on access to personal email accounts, cloud storage, social media, risk-based categories of websites, and USB storage devices
- Device and system access management policies and procedures that restrict access upon employee or contractor separation from the company
- Compliance attestations by Carlyle personnel on firm policies, such as our acceptable use policy, upon hire and annually

Oversight of Chief Executive Officer and Financial Performance and Reporting

A primary role of the Board is to assess the performance of our Chief Executive Officer. The Compensation Committee plays an important part in such assessment in its role of awarding compensation based on firm and individual performance. Such assessments of the Chief Executive Officer are accomplished throughout the year in meetings of the Board and its committees and as part of the annual year-end compensation review process.

In addition, our Board and the Audit Committee routinely monitor the financial performance of the firm. Our Chief Financial Officer and Head of Corporate Strategy provides the Audit Committee and the Board at each regularly scheduled meeting with critical financial information that allows the Board and its committees to perform their oversight responsibilities. The Audit Committee oversees management’s preparation and presentation of the quarterly and annual financial statements and the operation of our internal controls over financial reporting, including our disclosure and valuation processes.

Oversight of Succession Planning and Human Capital Management

We view our employees as one of our most valuable assets, and our Board and Compensation Committee are responsible for oversight of the firm’s approach to managing human capital. In particular, our Board focuses on supporting management’s extensive initiatives to support and expand diversity, equity, and inclusion within our workforce, as well as within portfolio companies acquired by our investment funds. In promoting the efficacy of our employee base, the Board encourages compensation that rewards performance and aligns employee incentives with the best interests of our stakeholders. Our Chief Human Resources Officer facilitates employee engagement surveys and other key employee data and reports to the Board and Compensation Committee. In addition, the Board oversees our general succession planning strategy and works to ensure that we have sufficient talent, robust development, and retention practices and supports our commitment to further diversity, equity, and inclusion.

Oversight of Culture and Values

Our employees around the globe are united by our culture, which is driven by our mission to invest wisely and create value while delivering on our strategic plan to grow, build, and perform for all of our stakeholders. We seek to achieve this mission by creating a culture where employees strive to excel, deliver for the firm, challenge the status quo, and leverage diverse perspectives. We encourage our employees to leave their comfort zone and seek out a leading edge while working with passion, creativity, and a relentless determination to deliver for our stakeholders. We seek to foster lateral working relationships across and beyond Carlyle while working as one team to drive long-term value creation. We strive to lead by example in driving and embracing change. We foster diverse perspectives by encouraging our employees to engage with others with candor and diversity of thought, promoting a team conscience that is inclusive and empowering. We demand the highest standards of ethical dealings, and we require collaboration and cooperation among all parts of our firm while also emphasizing an environment where our people feel free to voice their views, ideas, and suggestions to achieve the best outcome for our stakeholders. In doing so, we bring to bear the best ideas for investment excellence from all areas within our global footprint, and maximize the value of the services we provide. Our Board oversees our leadership team in its efforts to encourage and sustain our culture and values.

Oversight of Sustainability and Diversity, Equity, and Inclusion

We strive to embed sustainability and diversity, equity, and inclusion within Carlyle—it is not a single product or strategy, but a mindset that is part of our culture and investment approach. Our Board ultimately oversees the firm's approach to sustainability and diversity, equity, and inclusion. The Nominating and Corporate Governance Committee, which takes a leadership role in shaping our corporate governance, including oversight of and approach to our sustainability strategy, has appointed Linda H. Filler as the Board's Sustainability Lead, responsible for oversight of the firm's work in this area. The Board receives updates on sustainability strategy and investment implications at least annually, and receives reports on thematic issues, such as Carlyle's approach to climate risk and opportunity, and diversity, equity, and inclusion from our Co-Heads of Sustainability and Chief Diversity, Equity, and Inclusion Officer. See "Sustainability and Diversity, Equity, and Inclusion Highlights" for additional information.

BOARD STRUCTURE AND GOVERNANCE PRACTICES

Board Leadership Structure

Our Board of Directors oversees our business and affairs and currently consists of 14 directors. Dr. Robertson has informed the Board that he will not stand for reelection and will retire from the Board immediately before this year's Annual Meeting of Shareholders. A majority of the directors on our Board are independent.

Two of our founders, William E. Conway, Jr. and David M. Rubenstein, currently serve as Co-Chairmen of the Board. Our Chief Executive Officer, Harvey M. Schwartz, also serves as a Board member.

Lawton W. Fitt serves as our Lead Independent Director. She presides at executive sessions of the independent directors and engages with them between Board and Committee meetings. Ms. Fitt works closely with the independent directors to provide objective oversight of our business. She facilitates communications with the Board, the identification of matters for consideration by the Board and management, and the formulation of appropriate guidance to be provided by the independent directors. In addition, Ms. Fitt routinely engages with our largest shareholders and other stakeholders and, along with the other independent directors and the fully independent Committees, as appropriate, provides input on the composition and design of the Board and the leadership team's approach to risk management. See "Board Oversight of our Firm" for additional information.

We believe this leadership structure is effective and appropriate and currently serves us well. Our Chief Executive Officer utilizes the Board as a resource for insights and advice, while focusing his efforts on leading the business and leadership team. We benefit from our founders' extensive knowledge and experience in the global investment management industry and the continuity they have provided as Carlyle transitioned from a private partnership to a public company. At the same time, we benefit from the perspectives of a diverse group of independent directors with a strong Lead Independent Director.

Annual Meeting Attendance

Directors are strongly encouraged to attend the Annual Meeting of Shareholders. All of our incumbent directors attended the 2023 Annual Meeting, which was held virtually.

Board and Committee Meetings

During 2023, the Board of Directors held 9 meetings, the Audit Committee held 9 meetings, the Compensation Committee held 8 meetings, and the Nominating and Corporate Governance Committee held 4 meetings. In 2023, each incumbent director attended at least 75% of each of the meetings of the Board and Committees on which he or she served during the period for which he or she was a director or Committee member, respectively. The independent directors of the Company regularly meet in executive session without management.

Board Committees

Our Board of Directors has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

AUDIT COMMITTEE



William J. Shaw
Chair

Members:
Sharda Cherwoo
Lawton W. Fitt
Derica W. Rice
Dr. Thomas S. Robertson

Meetings in 2023: 9

Principal Responsibilities:

The purpose of the Audit Committee is to provide assistance to the Board in fulfilling its obligations with respect to matters involving our accounting, auditing, financial reporting, internal control, and legal compliance functions, including, without limitation, assisting the Board's oversight of:

- the quality and integrity of our financial statements,
- our compliance with legal and regulatory requirements,
- our independent registered public accounting firm's qualifications and independence,
- the performance of our independent registered public accounting firm and our internal audit function,
- directly appointing, retaining, reviewing, and terminating our independent registered public accounting firm, and
- our technology and information security, including cybersecurity.

The members of our Audit Committee have not participated in the preparation of our financial statements at any time during the past three years and meet the financial sophistication requirements for service on an audit committee of a board of directors pursuant to the Nasdaq Listing Rules relating to corporate governance matters. The Board has determined that Mr. Shaw, Ms. Cherwoo, Ms. Fitt, and Mr. Rice are each an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

The Audit Committee's charter is available on our website at ir.carlyle.com.

COMPENSATION COMMITTEE



Anthony Welters
Chair

Members:
Lawton W. Fitt
Mark S. Ordan
Derica W. Rice

Meetings in 2023: 8

Principal Responsibilities:

Our Compensation Committee is responsible for, among other duties and responsibilities:

- reviewing and approving, or recommending to the Board for approval, all forms of compensation to be provided to, and employment agreements with, our executive officers,
- establishing and reviewing our overall compensation philosophy,
- reviewing and approving, or recommending to the Board for approval, awards under our equity incentive plan, and overseeing the administration of our equity incentive plan, and
- reviewing, approving and monitoring our Stock Ownership Guidelines and clawback policies (including our Incentive Compensation Clawback Policy and our Dodd-Frank Incentive Compensation Clawback Policy).

In addition, the Compensation Committee may delegate any or all of its responsibilities to a subcommittee of the Compensation Committee. The Compensation Committee may also delegate to one or more officers of the Company the authority to make certain grants and awards under the Company's equity incentive plan to employees of the Company or its affiliates who are neither directors or executive officers, as the Compensation Committee deems appropriate and in accordance with the terms of such plan, provided that such delegation is in compliance with the plan and the laws of the State of Delaware.

The Compensation Committee's charter is available on our website at ir.carlyle.com.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE



Lawton W. Fitt
Chair

Members:
Linda H. Filler
Anthony Welters

Meetings in 2023: 4

Principal Responsibilities:

Our Nominating and Corporate Governance Committee is responsible for, among other duties and responsibilities:

- identifying candidates qualified to serve on our Board,
- reviewing the composition of the Board and its committees,
- developing and recommending to the Board corporate governance principles that are applicable to us,
- overseeing the evolution of the Board, and
- taking a leadership role in shaping our corporate governance, including oversight of and approach to our sustainability strategy, including ESG matters.

The Nominating and Corporate Governance Committee's charter is available on our website at ir.carlyle.com.

Compensation Committee Interlocks and Insider Participation

For a description of certain transactions between us and the members of our Compensation Committee, see "Certain Relationships and Related Transactions."

Governance Policy

The Board of Directors has a governance policy that addresses significant issues of corporate governance and sets forth procedures by which our Board carries out its responsibilities. The governance policy is available on our website at ir.carlyle.com.

Code of Ethics for Financial Professionals

We have a Code of Conduct and a Code of Ethics for Financial Professionals, which apply to our principal executive officer, principal financial officer and principal accounting officer. Each of these codes is available on our website at ir.carlyle.com. We intend to disclose any legally required amendment to or waiver of the Code of Ethics for Financial Professionals and any waiver of our Code of Conduct on behalf of an executive officer or director either on our website or in a Current Report on Form 8-K filing with the SEC.

STAKEHOLDER ENGAGEMENT

We continuously engage with our fund investors, shareholders, portfolio companies, colleagues, and communities to help us set priorities, assess our progress, and enhance our corporate governance practices. We facilitate these constructive conversations through consistent individual and small group meetings, industry conferences, Carlyle conferences, qualitative and quantitative perception surveys, and engagements with various consultants and rating agencies. We are committed to ongoing, candid, and transparent communications with all our stakeholders.

In 2023, we continued to enhance our approach to stakeholder interactions, leveraging technology as appropriate for virtual and hybrid interactions, while also appreciating the importance of, and prioritizing, in-person engagement.

Highlights from 2023 include:

- Hosted detailed quarterly earnings calls to discuss our results with up to 17 covering analysts and their teams as well as hundreds of external stakeholders, including our shareholders, for each call;
- Organized periodic and ongoing update calls, in-person meetings at investor offices, and virtual meetings with the vast majority of our external shareholders and a large number of domestic and international potential new shareholders;
- Attended various in-person and virtual investor conferences to present or discuss Carlyle's opportunity set and growth objectives as well as our financial results, hosting several hundred current or potential new investors in individual or group meetings;
- Conducted quarterly update calls with our fund investors to provide transparency regarding their investment as well as our global insights and perspectives during a time of significant uncertainty; and
- Held a hybrid Global Investor Conference and Europe Investor Conference, which were attended by over 1,700 fund investors and employees.

Shareholder Engagement and Outreach

We conduct shareholder outreach throughout the year to engage with our shareholders on issues that are important to them. The leadership team reports back to our Board of Directors on this engagement as well as specifics issues to be addressed.

Our Process and Approach

ENGAGEMENT

The leadership team, Investor Relations, and the Corporate Secretary engage on a regular basis with our shareholders to solicit feedback on a variety of corporate governance matters, including, among others, executive compensation, corporate governance, and sustainability practices. Our directors also engage with our shareholders.

COMMUNICATION

We routinely interact and communicate with our shareholders through a number of other forums, including quarterly earnings presentations and calls, SEC filings, the Annual Report and the Proxy Statement, the Annual Meeting of Shareholders, investor meetings, conferences, and online communications.

FEEDBACK

We share shareholder feedback and trends and developments about corporate governance matters with our Board and the Nominating and Corporate Governance Committee as we seek to enhance our corporate governance profile and improve our disclosures.

2023 ENGAGEMENT OVERVIEW

- 51% shares outstanding contacted
- 51% shares outstanding engaged
- 78% of meetings with Board participation

The above percentages exclude shares beneficially held by Carlyle Group Management L.L.C. See "Compensation Discussion and Analysis—Shareholder Engagement on Executive Compensation" for a discussion of our compensation-related shareholder engagement initiatives and our 2023 say-on-pay vote results.

Audit Matters

Item 2 Ratification of Ernst & Young LLP as Our Independent Registered Public Accounting Firm for 2024

Our Audit Committee has selected Ernst & Young as our independent registered public accounting firm to perform the audit of our consolidated financial statements for 2024. Representatives of Ernst & Young are expected to be present at our Annual Meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

✔ FOR

BOARD RECOMMENDATION

The Board unanimously recommends a vote "**FOR**" the ratification of the selection of Ernst & Young as our independent registered public accounting firm for 2024.

The appointment of Ernst & Young as our independent registered public accounting firm for 2024 is being submitted to our shareholders for ratification at the Annual Meeting. Our Board recommends that shareholders vote "FOR" the ratification of the selection of Ernst & Young as our independent registered public accounting firm. The submission of the appointment of Ernst & Young is required neither by law nor by our bylaws. Our Board is nevertheless submitting this matter to our shareholders to ascertain their views. If our shareholders do not ratify the appointment, the selection of another independent registered public accounting firm may be considered by the Audit Committee. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table summarizes the aggregate fees, including expenses, for professional services provided by Ernst & Young for the years ended December 31, 2023 and 2022 (dollars in millions).

	Year Ended December 31, 2023				
	The Carlyle Group Inc.		Carlyle Funds		Total
Audit Fees	$ 4.9	(a)	$33.8	(d)	$ 38.7
Audit-Related Fees	0.2	(b)	16.6	(e)	16.8
Tax Fees	3.1	(c)	1.1	(d)	4.2
All Other Fees	—		—		—
Total	$ 8.2		$51.5		$ 59.7

	Year Ended December 31, 2022				
	The Carlyle Group Inc.		Carlyle Funds		Total
Audit Fees	$ 5.7	(a)	$28.9	(d)	$ 34.6
Audit-Related Fees	17.3	(b)	26.5	(e)	43.8
Tax Fees	2.1	(c)	1.1	(d)	3.2
All Other Fees	—		—		—
Total	$25.1		$56.5		$ 81.6

References to Carlyle refer to the Company and our consolidated subsidiaries and references to Carlyle Funds refer to the investment funds and vehicles advised by Carlyle.

(a) Audit Fees consisted of fees for: (i) the audits of our consolidated financial statements included in our Annual Report on Form 10-K and our internal controls over financial reporting, and services required by statute or regulation; (ii) reviews of interim condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q; and (iii) comfort letters, consents, and other services related to SEC and other regulatory filings. This also includes fees for accounting consultation billed as audit services.

(b) Audit-Related Fees consisted of due diligence in connection with acquisitions, and other audit and attest services not required by statute or regulation.

(c) Tax Fees consisted of fees for services rendered for tax compliance and tax planning and advisory services. We also use other accounting firms to provide these services. Fees for tax compliance services were approximately $1.1 million and $0.5 million for the years ended December 31, 2023 and 2022, respectively.

(d) Ernst & Young also provided audit and tax services to certain investment funds managed by Carlyle in its capacity as the general partner or investment advisor. The tax services provided consist primarily of tax advisory services. We also use other accounting firms to provide these services. Fees for tax compliance services were approximately $0.5 million and $0.3 million for the years ended December 31, 2023 and 2022, respectively.

(e) Audit-Related Fees included assurance, merger and acquisition due diligence services provided in connection with contemplated investments by Carlyle-sponsored investment funds, and attest services not required by statute or regulation. In addition, Ernst & Young provided audit, audit-related, tax, and other services to certain Carlyle fund portfolio companies, which are approved directly by the portfolio company's management and are not included in the amounts presented here. We also use other accounting firms to provide these services.

PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee Charter, which is available on our website at www.carlyle.com under "Shareholders," requires the Audit Committee to approve in advance all audit and non-audit related services to be provided by our independent registered public accounting firm in accordance with the audit and non-audit related services pre-approval policy. All services reported in the Audit, Audit-Related, and Tax categories above were approved by the Audit Committee.

AUDIT COMMITTEE REPORT

Our Audit Committee consists of Messrs. Shaw (Chair), Rice, and Robertson and Mses. Cherwoo and Fitt. The purpose of the Audit Committee is to provide assistance to the Board of Directors in fulfilling its obligations with respect to matters involving our accounting, auditing, financial reporting, internal control, and legal compliance functions, including, without limitation, assisting the Board's oversight of:

- the quality and integrity of our financial statements,
- our compliance with legal and regulatory requirements,
- our independent registered public accounting firm's qualifications and independence,
- the performance of our independent registered public accounting firm and our internal audit function,
- directly appointing, retaining, reviewing, and terminating our independent registered public accounting firm, and
- our technology and information security, including cybersecurity.

The members of our Audit Committee meet the independence standards and financial sophistication requirements for service on an audit committee of a board of directors pursuant to the federal securities laws and Nasdaq Listing Rules relating to corporate governance matters. The Board has determined that Mr. Shaw, Ms. Cherwoo, Ms. Fitt, and Mr. Rice are each an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K. The Audit Committee's charter is available on our website at ir.carlyle.com.

As noted above, the Audit Committee is directly responsible for appointing, retaining, and reviewing our independent registered public accounting firm, Ernst & Young, which process includes, among other things, reviewing and evaluating the qualifications, performance, and independence of the audit partners responsible for our audit, and overseeing the required rotation of the lead audit partner. In appointing Ernst & Young, the Audit Committee considered, among other things, the quality and efficiency of the services, the technical capabilities of the engagement teams, and the engagement teams' understanding of the Company's business. The Audit Committee and the Board believe that the continued retention of Ernst & Young to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders and have recommended that shareholders ratify the appointment of Ernst & Young as the Company's independent registered public accounting firm for the fiscal year 2024.

The Audit Committee discussed the auditors' review of our quarterly financial information with the auditors prior to the release of such information and the filing of our quarterly reports with the SEC. The Audit Committee also reviewed and discussed with management and Ernst & Young our audited year-end financial statements.

In addition, the Audit Committee discussed with Ernst & Young the matters required to be discussed by the applicable standards of the Public Company Accounting Oversight Board ("PCAOB") and the SEC and received the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence and discussed with the auditors the auditors' independence. In determining Ernst & Young's independence, the Audit Committee considered, among other things, whether Ernst & Young's provision of audit and non-audit services, and the amount of fees paid for such services, were compatible with the independence of the independent registered public accountants. The Audit Committee also discussed with the auditors and our financial management matters related to our internal controls over financial reporting. Based on these discussions and the written disclosures received from Ernst & Young, the Audit Committee recommended that the Board include the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, for filing with the SEC.

William J. Shaw (Chair)
Sharda Cherwoo
Lawton W. Fitt
Derica W. Rice
Dr. Thomas S. Robertson

Executive Officers

Our leadership team operates under the strategic direction of our Chief Executive Officer. The following table sets forth the names, ages, and positions of our executive officers.

			
Harvey M. Schwartz Chief Executive Officer and Director	**John C. Redett** Chief Financial Officer and Head of Corporate Strategy	**Christopher Finn*** Chief Operating Officer	**Jeffrey W. Ferguson** General Counsel

Harvey M. Schwartz

Mr. Schwartz, 60, is the Chief Executive Officer of Carlyle and member of the Board of Directors. He has served in such capacity since February 15, 2023, and is based in New York. Mr. Schwartz formerly worked at Goldman Sachs from 1997 to 2018, with his last position being President and Co-Chief Operating Officer. He also held numerous senior leadership positions including Chief Financial Officer and Global Co-Head of the Securities Division. Mr. Schwartz started his career at J. B. Hanauer & Co., and then moved to First Interregional Equity Corporation. In 1989, he joined Citigroup, where he worked in the firm's credit training program and developed a specialty in structuring commodity derivatives. He serves as the Group Chairperson and Non-Executive Director of The Bank of London, a clearing and payments bank with operations in London and New York City. Mr. Schwartz also serves on the board of SoFi Technologies, Inc., a San Francisco-based fintech company, and One Mind, a nonprofit that accelerates collaborative research and advocacy to enable all individuals facing brain health challenges to build healthy, productive lives. He is involved in a range of investment and philanthropic endeavors that include a focus on mental health and developing future business leaders, including women and young people seeking a career in finance. Mr. Schwartz earned his BA from Rutgers University, where he is a member of the university's Board of Governors and its Hall of Distinguished Alumni. He received his MBA from Columbia University.

John C. Redett

Mr. Redett, 56, is the Chief Financial Officer and Head of Corporate Strategy at Carlyle. He is based in New York. Mr. Redett joined Carlyle in 2007 as an investor on the Global Financial Services team. He formerly served as the sole Head of Global Financial Services from 2020 to September 2023 and the Co-Head of Global Financial Services from 2016 to 2020. Mr. Redett is a 25-year veteran of the financial services industry and has been deeply involved in the operations and management of many financial services businesses during his career. He has led or been a key contributor to some of Carlyle's significant investments across various subsectors of financial services, including Duff & Phelps, TCW, BankUnited, Hilb Group, EPIC, DBRS, Central Pacific Bank, CFGI, Sedgwick, PIB Group, and JenCap. He currently serves on the boards of directors for Hilb Group and NSM Insurance Group. Prior to joining Carlyle, Mr. Redett worked at Goldman Sachs from 2005 to 2007, and JPMorgan from 2000 to 2005. He received an MBA from New York University and a BS from the University of Colorado.

Christopher Finn

Mr. Finn, 66, is Chief Operating Officer of Carlyle. Mr. Finn is a member of Carlyle's Leadership and Operating Committees. In addition, he chairs or sits on several fund investment committees, and has been a member of the board of directors of many Carlyle portfolio companies including buyout, technology, and real estate investments. Prior to joining the firm in 1996, Mr. Finn served as Executive Vice President of the Overseas Private Investment Corporation (OPIC), the U.S. Government agency that provides financing to the U.S. investors in the developing world. Mr. Finn is an honors graduate of Harvard College.

**As announced on March 27, 2024, Mr. Finn will retire as Chief Operating Officer effective June 30, 2024, and will serve as a Senior Advisor to the firm thereafter.*

Jeffrey W. Ferguson

Mr. Ferguson, 58, is a Managing Director and the firm's General Counsel. Mr. Ferguson is based in Washington, DC. Mr. Ferguson joined Carlyle in 1999. In his capacity as the global General Counsel of Carlyle, he serves as the head of the firm's legal and compliance functions. He is also a member of Carlyle's Leadership, Operating, and Risk Committees. Prior to joining Carlyle, Mr. Ferguson worked as an attorney with Latham & Watkins and Vinson & Elkins. Mr. Ferguson received his law degree from University of Virginia School of Law in 1991. He also received an undergraduate degree in political science from University of Virginia, where he was a member of Phi Beta Kappa. Mr. Ferguson is a member of the bars of the District of Columbia and Virginia.

There are no family relationships among any of our directors or executive officers.

Management Proposal

Item 3 Management Proposal to Eliminate the Supermajority Vote Requirement in Our Charter

Our amended and restated certificate of incorporation provides that no amendment to the amended and restated certificate of incorporation shall become effective without the affirmative vote or consent of shareholders holding at least 90% of the voting power of our outstanding shares of common stock unless Carlyle obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any shareholder under the Delaware General Corporation Law. However, any amendment of such supermajority vote provision explicitly requires the affirmative vote or consent of shareholders holding at least 90% of the voting power of our outstanding shares of common stock.

The Board, with the assistance of the Nominating and Corporate Governance Committee, regularly reviews our corporate governance practices to ensure that such practices, including the provisions in our charter, remain in the best interests of Carlyle and our shareholders. At the 2023 Annual Meeting, the Board supported and shareholders approved, a non-binding shareholder proposal calling for the Board to take the steps necessary to eliminate the supermajority vote requirement in our charter.

The Board has unanimously adopted and recommends that shareholders approve the amended and restated certificate of incorporation including an amendment to eliminate the supermajority vote provision. If approved, the affirmative vote or consent of shareholders holding at least a majority of the voting power of our outstanding shares of common stock would be required to amend our charter.

✓ FOR

BOARD RECOMMENDATION

The Board unanimously recommends a vote “**FOR**” the management proposal to eliminate the supermajority vote requirement in our charter.

Vote Required and Impact of Vote

Our amended and restated certificate of incorporation provides that no amendment to the amended and restated certificate of incorporation shall become effective without the affirmative vote or consent of shareholders holding at least 90% of the voting power of our outstanding shares of common stock unless Carlyle obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any shareholder under the Delaware General Corporation Law. However, any amendment of such supermajority vote provision explicitly requires the affirmative vote or consent of shareholders holding at least 90% of the voting power of outstanding shares of common stock. If approved by the required vote, the proposed amendment will become legally effective upon the filing of an amended and restated certificate of incorporation reflecting the proposed amendment with the Secretary of State of the State of Delaware, which we will file promptly following the Annual Meeting.

If shareholders do not approve the proposed amendment by the requisite vote, the amended and restated certificate of incorporation will not be filed with the Secretary of State of the State of Delaware and the supermajority vote requirement will remain in our charter

Text of the Proposed Amendment

The text of the proposed amendment to Article XI of our amended and restated certificate of incorporation is set forth in Appendix B to this Proxy Statement, with proposed deletions reflected by “strike-through” text and proposed additions reflected by “underline” text. The above summary of the proposed amendment is qualified in its entirety by reference to Appendix B.

Item 4 Approval of The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan

Our 2012 Equity Incentive Plan was initially adopted on May 2, 2012, and was later amended and restated effective January 1, 2020, June 1, 2021 and May 30, 2023 (as amended, the "Existing Plan" or the "Equity Incentive Plan"). As of April 2, 2024, approximately 10,176,358 shares remained available for future grants under the Existing Plan, and there were a total of 32,184,224 shares underlying previously granted restricted stock units that remained outstanding and eligible to vest under the Existing Plan (counting the number of shares underlying such outstanding awards based on assumed maximum level performance in the case of awards subject to vesting based on uncompleted performance periods). Additionally, as of April 2, 2024, there were a total of 6,583,011 shares underlying previously granted restricted stock units (inclusive of accrued dividend equivalent units) that remained outstanding and eligible to vest pursuant to an inducement equity grant to our Chief Executive Officer (counting the number of shares underlying such outstanding awards based on assumed maximum level performance in the case of awards subject to vesting based on uncompleted performance periods). Other than as described in the preceding sentences, there are no outstanding equity awards covering shares of our common stock pursuant to the Existing Plan or otherwise.

Our Board of Directors recommends that you approve Carlyle's Amended and Restated 2012 Equity Incentive Plan in the form attached as Appendix C and marked to show the proposed amendments to the Existing Plan (the "Amended Plan"), which further amends and restates the Existing Plan to (i) increase the share reserve under the Amended Plan by an additional 19,000,000 shares (from 39,800,000 shares under the Existing Plan to 58,800,000 shares, of which approximately 29,176,358 shares would be available for future grants following and subject to approval of the Amended Plan), (ii) extend the term of the Amended Plan to May 29, 2034, (iii) add additional exceptions to the minimum one-year vesting condition for awards granted under the Amended Plan, (iv) clarify the application of clawback policies to awards granted under the Amended Plan, and (v) other technical clarifications and conforming edits.

Our Board of Directors and the Compensation Committee have determined that our shareholders and Carlyle's best interests will both be served by the approval of this proposal. As announced in February 2024, we have updated our employee compensation program to further enhance the alignment across all our stakeholders, shareholders, investing clients, and employees, as discussed in further detail below under "Compensation Discussion and Analysis—Enhanced Stakeholder Alignment." The ability to grant equity-based and other incentive compensation to our employees is an important facet of the realigned compensation program. The Board of Directors believes that continuing to award equity-based and other incentive compensation to Carlyle's employees will promote the alignment of their interests with those of our shareholders.

As discussed under "Compensation Discussion and Analysis," we have already taken steps to further this alignment through both our Bonus Deferral Program and 2024 Stock Price Appreciation PSU Award Program. Under the Bonus Deferral Program, 10% of 2023 annual performance bonuses otherwise payable in cash to certain of our senior employees were deferred in the form of a grant of RSUs that vest over three years. Under our 2024 Stock Price Appreciation PSU Award Program we granted PSU awards to key personnel that will vest only if we achieve rigorous absolute stock price targets over the next 3 years, ensuring that value is delivered to our personnel only if we deliver meaningful value for our shareholders. Shareholder support for this proposal is important to achieving the goals of our realigned compensation program, which we believe will promote the creation of long-term value for our shareholders.

We are not seeking to make amendments to the terms of the Existing Plan other than those described in this proposal.

✔ FOR

BOARD RECOMMENDATION

The Board unanimously recommends a vote "**FOR**" the approval of The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan.

Summary of the Amended Plan

The following description of the Amended Plan is not complete and is qualified by reference to the full text of the Amended Plan, which is attached as Appendix C hereto. The Amended Plan will continue to be a source of equity-based awards permitting us to grant to our senior Carlyle professionals, employees, directors and consultants non-qualified options, share appreciation rights, common shares, restricted common shares, deferred restricted common shares, phantom restricted common shares and other awards based on our common shares. As of April 2, 2024, approximately 2,200 persons were eligible to participate in the Amended Plan.

Administration

The Compensation Committee will administer the Amended Plan. However, the Board of Directors may delegate such authority to another committee or subcommittee of the Board of Directors (or the full Board of Directors). We refer to the Board of Directors or the committee or subcommittee thereof to whom authority to administer the Amended Plan has been delegated (including, without limitation, the Compensation Committee), as the case may be, as the "Administrator." The Administrator will determine who will receive awards under the Amended Plan, as well as the form of the awards, the number of shares underlying the awards and the terms and conditions of the awards consistent with the terms of the Amended Plan. The Administrator also will have full authority to interpret and administer the Amended Plan, which determinations will be final and binding on all parties concerned.

Under the terms of the Amended Plan, vesting of (or lapsing of restrictions on) an award at the time of grant may not occur any more rapidly than on the first anniversary of the grant date for such award (or the date of commencement of employment or service, in the case of a grant made in connection with a participant's commencement of employment or service), other than (i) in connection with a change in control, (ii) as a result of a participant's death or disability, or (iii) as a result of a participant's retirement or involuntary or constructive termination without cause; provided, that such minimum vesting condition will not be required on awards covering, in the aggregate, a number of shares not to exceed 5% of the Absolute Share Limit, as described below.

Shares Subject to the Amended Plan

The total number of our common shares that may be issued pursuant to awards granted under the Amended Plan shall be 58,800,000 (the "Absolute Share Limit"). The shares may consist, in whole or in part, of unissued shares or treasury shares. The issuance of shares or payment of cash upon the exercise, vesting or settlement of an award or in consideration of the cancellation or termination of an award shall reduce the total number of shares available under the Amended Plan, as applicable. If shares are not issued or are withheld from payment of an award to satisfy tax obligations with respect to the award, such shares will not be added back to the aggregate number of shares with respect to which awards may be granted under the Amended Plan, but rather will count against the aggregate number of shares with respect to which awards may be granted under the Amended Plan. When an option or share appreciation right is granted under the Amended Plan, the number of shares subject to the option or share appreciation right will be counted against the aggregate number of shares with respect to which awards may be granted under the Amended Plan as one share for every share subject to such option or share appreciation right. No shares will be added back to the share reserve under the Amended Plan with respect to exercised share appreciation rights granted under the Amended Plan. Additionally, no shares will be added back to the share reserve under the Amended Plan in the event that (i) a portion of the shares covered by an option are tendered to the Company or "net settled" to cover payment of the option exercise price or (ii) the Company utilizes the proceeds received upon option exercise to repurchase shares on the open market or otherwise. In the event that any awards under the Amended Plan terminate or lapse for any reason (in whole or in part), including, without limitation, due to failure to achieve performance-vesting or service-vesting criteria, on or after the date of shareholder approval of the Amended Plan without payment of consideration, the number of shares subject to such terminated or lapsed portion of awards shall be available for future award grants under the Amended Plan. Under the Amended Plan, the maximum number of shares subject to awards granted during a calendar year to any non-employee director serving on the Board of Directors, taken together with any cash fees paid to such non-employee director during such calendar year, shall not exceed $750,000 in total value (with the value of awards being calculated based on the grant date fair value of such awards for financial reporting purposes).

Options and Share Appreciation Rights

The Administrator may award non-qualified options under the Amended Plan. Options granted under the Amended Plan will become vested and exercisable at such times and upon such terms and conditions as may be determined by the Administrator at the time of grant, but an option generally will not be exercisable for a period of more than 10 years after it is granted. To the extent permitted by the Administrator, the exercise price of an option may be paid in cash or its equivalent, in shares having a fair market value equal to the aggregate option exercise price, partly in cash and partly in shares and satisfying such other requirements as may be imposed by the Administrator or through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver promptly to us an amount out of the proceeds of the sale equal to the aggregate option exercise price for the common shares being purchased or through net settlement in shares.

The Administrator may grant share appreciation rights independent of or in conjunction with an option. Each share appreciation right granted independent of an option shall entitle a participant upon exercise to an amount equal to (i) the excess of (A) the fair market value on the exercise date of one share over (B) the exercise price per share, multiplied by (ii) the number of shares covered by the share appreciation right, and each share appreciation right granted in conjunction with an option will entitle a participant to surrender to us the option and to receive such amount. Payment will be made in shares and/or cash (any common share valued at fair market value), as determined by the Administrator.

No "repricing" of options or share appreciation rights will be permitted without shareholder approval. Additionally, no dividends, dividend equivalent payments or similar distributions will be made with respect to options or share appreciation rights prior to the date of any actual share issuance upon exercise or settlement or the option or share appreciation right.

Other Equity-Based Awards

The Administrator, in its sole discretion, may grant or sell shares, restricted shares, deferred restricted shares, phantom restricted shares and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair value of, our shares. Any of these other equity-based awards may be in such form, and dependent on such conditions, as the Administrator determines, including without limitation the right to receive, or vest with respect to, one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. The Administrator may in its discretion determine whether other equity-based awards will be payable in cash, shares or a combination of both cash and shares. To the extent that any dividends or dividend equivalent payments may be paid with respect to any other equity-based awards, no such dividend or dividend equivalent payments will be made unless and until the corresponding portion of the underlying award becomes earned and vested in accordance with its terms.

Adjustments Upon Certain Events

In the event of any change in the outstanding shares by reason of any share distribution or split, reorganization, recapitalization, merger, consolidation, spin-off, combination, combination or transaction or exchange of shares or other corporate exchange, or any distribution to holders of shares other than regular cash dividends, or any transaction similar to the foregoing, the Administrator in its sole discretion and without liability to any person will make such substitution or adjustment, if any, as it deems to be equitable, as to (i) the number or kind of shares or other securities issued or available for future grant under our Amended Plan or pursuant to outstanding awards, (ii) the option price or exercise price of any option or share appreciation right and/or (iii) any other affected terms of such awards.

Change in Control

In the event of a change in control (as defined in the Amended Plan), the Amended Plan provides that the Administrator may, but shall not be obligated to (i) accelerate, vest or cause the restrictions to lapse with respect to all or any portion of an award, (ii) cancel awards for fair value (which, in the case of options or share appreciation rights, shall be equal to the excess, if any, of the fair market value of a share at the time of such change in control over the corresponding exercise price of the option or share appreciation right), (iii) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted under the Amended Plan as determined by the Administrator in its sole discretion or (iv) provide that, with respect to any awards that are options or share appreciation rights, for a period of at least 15 days prior to the change in control, such options and share appreciation rights will be exercisable as to all shares subject thereto and that upon the occurrence of the change in control, such options and share appreciation rights will terminate.

Transferability

Unless otherwise determined by our Administrator, no award granted under the plan will be transferable or assignable by a participant in the plan, other than by will or by the laws of descent and distribution.

Amendment, Termination and Term

The Administrator may amend or terminate the Amended Plan, but no amendment or termination shall be made without the consent of a participant, if such action would materially diminish any of the rights of the participant under any award theretofore granted to such participant under the Amended Plan; provided, however, that the Administrator may amend the Amended Plan and/or any outstanding awards in such manner as it deems necessary to permit the Amended Plan and/or any outstanding awards to satisfy applicable requirements of the Internal Revenue Code or other applicable laws. The Amended Plan will have a term of 10 years from the date on which the Amended Plan is approved by our shareholders (i.e., until May 29, 2034).

Clawback Policies

Awards under the Amended Plan will be subject to any clawback, recoupment or recapture policy that the Company may adopt from time to time to the extent provided in such policy and, in accordance with such policy, may be subject to the requirement that the awards be repaid to the Company after they have been distributed to the participant. For a description of our clawback policies, see “Compensation Discussion & Analysis–Compensation Governance Practices–Clawback Policies.”

U.S. Tax Consequences of the Amended Plan Awards

Introduction

The following general discussion of the federal income tax consequences of awards to be granted under the Amended Plan is based on current federal tax laws and regulations, does not purport to be a complete description of the federal income tax laws, and does not purport to be a representation as to the actual tax consequences that any participant or the Company may in fact incur. Participants may also be subject to certain state and local taxes, which are not described below.

Non-Qualified Stock Options

If the award granted is a non-qualified stock option, no income is realized by the participant at the time of grant of the option, and no deduction is available to the Company at such time. At the time of a cash or equivalent exercise, ordinary income is realized by the participant in an amount equal to the excess, if any, of the fair market value of the Common Stock on the date of exercise over the option exercise price, and the Company receives a tax deduction for the same amount, subject to Section 162(m), discussed below. Upon disposition, any difference between the participant’s tax basis in the Common Stock and the amount realized on disposition of the shares is treated as capital gain or loss.

Share Appreciation Rights

The participant realizes no income at the time a share appreciation right is granted, and no deduction is available to the Company at such time. When the right is exercised, ordinary income is realized by the participant in the amount of the cash and/or the fair market value of the Common Stock received by the participant, and the Company shall be entitled to a deduction of the same amount, subject to Section 162(m), discussed below.

Restricted Stock Units

If the award granted is an RSU, the participant will not recognize any income for federal income tax purposes when RSUs are granted because restricted share units are not considered to be “property” for purposes of the Internal Revenue Code and no deduction is available to the Company at such time. After the RSUs vest and are settled, the participant will be required to treat as ordinary income an amount equal to the full fair market value of the shares of Common Stock and any cash received. If the participant sells the shares of Common Stock, the participant generally will have a taxable capital gain (or loss). Because the participant will have recognized income when any stock was distributed, the amount of this gain (or loss) is the difference between the sale price and the fair market value of the stock on the date it was distributed. Subject to Section 162(m), discussed below, the Company is generally entitled to a deduction equal to the amount of ordinary income recognized by the participant as the result of an RSU award. If a participant forfeits his or her RSU award, no gain or loss is recognized and no deduction is allowed.

Restricted Stock Awards

Subject to Section 162(m), discussed below, the Company receives a deduction and the participant recognizes taxable income equal to the fair market value of the restricted stock award at the time the restrictions on the stock awarded lapse, unless the participant elects to recognize such income immediately by so electing, within 30 days after the date of grant by the Company to the participant of a restricted stock award, as permitted under Section 83(b) of the Internal Revenue Code, in which case both the Company's deduction and the participant's inclusion in income occur on the grant date. The value of any other stock award granted to participants shall be taxable as ordinary income to such participant in the year in which such stock is received, and the Company will be entitled to a corresponding tax deduction, subject to Section 162(m).

Section 162(m) of the Internal Revenue Code

Section 162(m) generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the principal executive officer, the principal financial officer and the three other most highly compensated executive officers of the Company or any of its subsidiaries in any taxable year of the Company.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code ("Section 409A") covers certain nonqualified deferred compensation arrangements and generally establishes rules that must be followed with respect to covered deferred compensation arrangements in order to avoid the imposition of an additional 20% tax (plus interest) on the service provider who is entitled to receive the deferred compensation. Certain awards that may be granted under the Amended Plan may constitute "deferred compensation" within the meaning of and subject to Section 409A. While the Compensation Committee intends to administer and operate the Amended Plan and establish terms (or make required amendments) with respect to awards subject to Section 409A in a manner that will avoid the imposition of additional taxation under Section 409A upon a participant, there can be no assurance that additional taxation under Section 409A will be avoided in all cases.

New Plan Benefits Under the Amended Plan

Because future awards under the Amended Plan will be granted at the discretion of the Compensation Committee, the type, number, recipients, and other terms of such awards cannot be determined at this time.

Registration with the SEC

We intend to file a Registration Statement on Form S-8 with the SEC registering the additional shares of Common Stock that will be issuable under the Amended Plan if it is approved by shareholders promptly after such approval.

Awards Previously Granted Under the Existing Plan

The following table sets forth the equity awards issued under the Existing Plan that have been received as of April 2, 2024 to the following persons or groups: (i) our chief executive officer; (ii) each of our other Named Executive Officers; (iii) our current executive officers as a group; (iv) our current non-executive officer directors as a group; (v) each nominee for election as a director; and (vi) all employees, including all current officers who are not executive officers, as a group. There have been no equity awards granted to (i) any associate of any current director who is not a Named Executive Officer or nominee or (ii) any associate of any executive officer. In addition, except as set forth in footnote 2 below, no person has received equity awards under the Existing Plan which in the aggregate accounted for five percent or more of the total number of equity awards received under the Existing Plan.

On April 2, 2024, the closing price of our common stock, as reported on Nasdaq, was $46.36.

Name and Position	RSU Grants [(1)]
Harvey M. Schwartz, Chief Executive Officer and Director	731,351
John C. Redett, Chief Financial Officer	1,256,231
William E. Conway, Jr., Founder, Co-Chairman, Director, and Former Interim Chief Executive Officer	—
Daniel A. D’Aniello, Founder, Chairman Emeritus and Director	—
David M. Rubenstein, Founder, Co-Chairman and Director	—
Christopher Finn, Chief Operating Officer	2,685,209
Jeffrey Ferguson, General Counsel	1,024,489
Bruce M. Larson, Former Chief Human Resources Officer	729,132
Curtis L. Buser, Former Chief Financial Officer	1,641,370
Afsaneh Beschloss, Director	—
Sharda Cherwoo, Director	5,709
Linda H. Filler, Director	11,474
Lawton W. Fitt, Lead Independent Director	63,404
James H. Hance, Jr., Operating Executive and Director	50,469
Mark S. Ordan, Director	11,474
Derica W. Rice, Director	15,459
Thomas S. Robertson, Director	63,404
William J. Shaw, Director	63,404
Anthony Welters, Director	46,827
All Current Executive Officers as a Group	5,697,280
All Current Non-Executive Officer Directors as a Group	331,624
All Employees, other than Executive Officers, as a Group [(2)]	57,969,219

(1) The number of shares to be issued in respect of unvested performance-vesting RSUs has been calculated based on the assumption that the “maximum” level of performance applicable to such RSUs will be achieved.

(2) Amounts shown exclude awards granted to employees who departed from the Company on or prior to April 2, 2024. As previously disclosed, Kewsong Lee, our former chief executive officer, received 6,531,006 RSUs since the inception of the Existing Plan in 2012, of which 1,347,960 were forfeited upon his termination in August 2022.

Securities Authorized for Issuance Under Equity Compensation Plans

The table set forth below provides information concerning the awards that have been and may be issued under equity compensation plans approved by security holders and equity compensation plans not approved by security holders, in each case, as of December 31, 2023:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)[3]
Equity compensation plans approved by security holders	16,411,988 [1]	—	27,280,126
Equity compensation plans not approved by security holders	6,532,880 [2]	—	—
Total	22,944,868	—	27,280,126

(1) Reflects the outstanding number of restricted stock units granted under the Equity Incentive Plan as of December 31, 2023. The amounts reported in the table assume maximum performance for any performance-vesting RSUs which have not vested as of December 31, 2023.

(2) Consists of 6,532,880 shares of our common stock as of December 31, 2023, which may be issued upon (i) the vesting and settlement of outstanding RSUs, including any accrued dividend equivalent RSUs, in accordance with the terms of the Global Restricted Stock Unit Agreement, by and between the Company and Harvey M. Schwartz, and (ii) the vesting and settlement of outstanding performance-vesting RSUs (“PSUs”), including any accrued dividend equivalent PSUs, in accordance with the terms of the Performance-Based Restricted Stock Unit Agreement, by and between the Company and Mr. Schwartz (collectively, the “Employment Inducement Awards”), but does not include an indeterminate number of dividend equivalent RSUs and PSUs that may be accrued on such awards in connection with the future declaration and payment of dividends on shares of our common stock. The Employment Inducement Awards were granted to Mr. Schwartz in reliance on the employment inducement exemption provided under the Nasdaq Listing Rule 5635(c)(4).

(3) Consists of shares of our common stock available for future issuance under our Equity Incentive Plan, including nonqualified stock options, stock appreciation rights, RSUs, restricted stock, performance-based awards and other equity-based awards.

Item 5 Non-Binding Vote to Approve Named Executive Officer Compensation ("Say-On-Pay")

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended, and the related rules of the SEC, we are including in these proxy materials a separate resolution subject to shareholder vote to approve, in a non-binding advisory vote, the compensation of our named executive officers as disclosed above. The text of the resolution in respect of Proposal 5 is as follows:

"RESOLVED, that the compensation paid to the Company's named executive officers as disclosed in this Proxy Statement pursuant to the rules of the SEC, including the Compensation Discussion and Analysis, compensation tables, and any related narrative discussion, is hereby APPROVED."

In considering their vote, shareholders may wish to review with care the information on our compensation policies and decisions regarding the named executive officers presented in the Compensation Discussion and Analysis set forth below, including the Shareholder Engagement section that details our response to shareholder feedback.

In particular, shareholders should note that we base our executive compensation decisions on the following:

- placing a strong emphasis on financial performance, with the flexibility to also assess against key initiatives and individual performance,
- an appropriate link between compensation and the creation of shareholder value through equity awards, and
- long-term incentive awards that do not promote excessive risk taking.

While the results of the vote are non-binding and advisory in nature, the Board intends to carefully consider the results of the vote. The next non-binding vote to approve the compensation of our named executive officers is expected to be held at the Company's 2025 Annual Meeting of Shareholders.

✓ FOR

BOARD RECOMMENDATION

The Board recommends a vote "**FOR**" the approval of the compensation of our named executive officers.

COMPENSATION DISCUSSION AND ANALYSIS

CD&A At-A-Glance

Named Executive Officers

For the year ended December 31, 2023, our "named executive officers" or "NEOs" were:

- Harvey M. Schwartz (Chief Executive Officer)
- John C. Redett (Chief Financial Officer and Head of Corporate Strategy)
- Christopher Finn (Chief Operating Officer)
- Jeffrey W. Ferguson (General Counsel)
- William E. Conway, Jr. (*Former Interim Chief Executive Officer*)
- Bruce M. Larson (*Former Chief Human Resources Officer*)
- Curtis L. Buser (*Former Chief Financial Officer*)

CD&A Highlights

Compensation Highlights

WHAT WE DO:

- ✓ Align pay with firm performance and shareholder interests including through use of performance-vesting and time-vesting RSUs
- ✓ Large majority of compensation is variable, and the majority is delivered in equity
- ✓ Long-term incentive awards are denominated and settled in equity
- ✓ Prohibit short sales and derivative transactions in our equity and hedging our common stock, and generally prohibit pledging of our stock absent prior approval
- ✓ Regularly engage with shareholders as part of our year-round, proactive engagement
- ✓ Engage an independent compensation consultant that works directly for our Compensation Committee and does no work for management
- ✓ Tie incentive compensation to clawback policies that cover financial restatements, with one policy extending beyond the mandates of the Dodd-Frank Act and including recoupment upon detrimental activity
- ✓ Require our executive officers to own a minimum value of shares of our common stock and retain a portion of certain RSU awards for a fixed minimum period following vesting
- ✓ Hold an annual Say-on-Pay vote and disclose response to shareholder feedback
- ✓ Perform an annual compensation risk assessment
- ✓ For our CEO’s Sign-On PSU Award, full vesting requires both 110% stock price appreciation over the 5-year performance period and relative TSR performance at the 60th percentile versus S&P 500 Financials Index constituent companies
- ✓ For new equity incentive awards granted since 2022, require a qualifying termination of employment following a change in control of Carlyle in order for any such change in control to trigger accelerated vesting rights

WHAT WE DO NOT DO:

- ✗ No excise tax “gross-up” payments in the event of a change in control
- ✗ No tax “gross-up” payment in perquisites for named executive officers
- ✗ No dividends paid in cash on unvested equity awards
- ✗ Do not count unvested performance-vesting RSUs toward satisfaction of stock ownership guidelines

CEO and Other NEOs Compensation Mix and Pay-for-Performance Incentive Strategy

Our executive compensation program is driven by our pay-for-performance incentive strategy, which is reflected through our use of performance-vesting and time-vesting restricted stock unit awards, annual performance bonuses, and allocations of carried interest (including through allocations in our carried interest pool). We place a particularly strong emphasis on the use of performance-vesting restricted stock unit awards in our compensation program as they incentivize the achievement of performance targets that are important to our shareholders and/or our business as well as the continued retention of our executive officers. Base salary is the only fixed component of our executive compensation program and generally represents a minor portion of the total compensation opportunity for our named executive officers.

The charts below show the mix of compensation for 2023, as reported in the Summary Compensation Table, for our CEO, Mr. Schwartz, and for our other named executive officers (averaged as a group). This compensation mix reflects our pay-for-performance incentive strategy which, as discussed further below under “Shareholder Engagement on Executive Compensation,” we believe is favored by our shareholders and which will be furthered for 2024 compensation through our 2024 Stock Price Appreciation PSU Award Program.

CEO Pay Mix


Annual Performance Bonus
All Other Compensation
Base Salary
Time-Vesting RSUs
Performance-Vesting RSUs
Long-Term
Variable and At-Risk

99.5%

Variable and At-Risk Pay

Average Other NEO Pay Mix


Base Salary
Annual Performance Bonus
Performance-Vesting RSUs
Time-Vesting RSUs
All Other Compensation
Long-Term
Variable and At-Risk

93.0%

Variable and At-Risk Pay

Shareholder Engagement on Executive Compensation

The Compensation Committee views shareholder feedback as an important input for its decisions on executive compensation. Our shareholder engagement and outreach program is an active, year-round process enabling open dialogue with our shareholders on various topics. In 2023, we reached out to shareholders representing over 51 percent of our outstanding shares with invitations to meet with our management and/or directors. Meetings were held with all of those shareholders, during which they provided feedback that informed our subsequent decision-making.

2023 Engagement Overview

- Year-round, proactive engagement
- 51% shares outstanding contacted
- 51% shares outstanding engaged
- 78% of meetings with Board participation

Please note that the above percentages exclude shares beneficially held by Carlyle Group Management L.L.C. At our 2023 Annual Meeting of Shareholders, 67.9 percent of votes were cast in favor of the say-on-pay resolution. While this represents majority support, it was below the 82.1 percent support received in 2022. Our engagement in 2023 provided insight into specific concerns of our shareholders that was incorporated into our decision-making process this year.

Our Response to Shareholder Feedback

Given the breadth of our engagement, discussions covered a wide range of topics with priorities varying by shareholder. As it pertained to executive compensation, our discussions with shareholders focused on four primary areas:

- the sign-on performance-vesting and time-vesting restricted stock unit awards granted to our Chief Executive Officer,
- one-year performance periods for certain performance-vesting restricted stock unit awards granted to certain NEOs,
- incorporation of consistent quantitative metrics into our executive compensation programs, and
- historical performance of our stock and our relative total shareholder return performance.

The majority of our shareholders expressed support for the restricted stock unit awards and overall compensation program implemented in 2023 for our Chief Executive Officer, Mr. Schwartz. Shareholders appreciated that our 2023 Proxy Statement provided an overview of our 2023 compensation programs, giving them comfort that the Compensation Committee-designed programs reflected a robust assessment of performance. Many of our shareholders also supported and acknowledged the need to tailor equity awards to appropriately reward, retain, and incentivize key leaders. Most of our shareholders also valued that DEI and ESG achievements were among the performance factors considered in making compensation decisions for our NEOs. While our engagement showed support for our approach to compensation, some shareholders raised concerns with respect to certain elements of our compensation programs. The below table summarizes our response to those concerns we heard most often.

Feedback	Response
Preference for restricted stock unit awards that incentivize stock price appreciation	• In light of positive feedback for the structure of our CEO's Sign-On PSU Award, in February 2024 we granted PSU awards under our 2024 Stock Price Appreciation PSU Award Program to certain of our NEOs. These PSU awards only vest based on the achievement of rigorous stock price targets • Vast majority of NEO compensation granted in equity incentive awards rather than paid in cash to drive alignment with our shareholders
Questions regarding design of and strategy behind one-year performance awards granted to certain NEOs	• We did not grant any one-year performance-vesting RSUs in 2024. Instead, we granted PSUs under our 2024 Stock Price Appreciation PSU Award Program to certain NEOs, which rewards the achievement of rigorous stock price targets over a three-year performance period
Desire to see clear and streamlined quantitative metrics incorporated into our executive compensation programs	• Used clear goals and metrics to determine a portion of our CEO's 2023 annual performance bonus based on the achievement of certain quantitative goals, which we will do again for the CEO's 2024 annual performance bonus • Simplified and streamlined 2023 executive compensation programs, focusing on shareholder alignment

The Board and the Compensation Committee remain committed to an ongoing dialogue with our shareholders and view these discussions and feedback as essential inputs into the oversight and design of our executive compensation programs. For additional information on our year-round shareholder engagement and outreach program, see "Stakeholder Engagement—Shareholder Engagement and Outreach."

Compensation Philosophy

Our business as a global investment firm is dependent on the services of our executive officers and other key employees. We rely on our executive officers to set the strategy for our business and to allocate resources to manage our complex global operations. This focus on allocation and management of our resources has been particularly critical during our leadership transition to a new Chief Executive Officer and Chief Financial Officer in 2023. We depend on our people's ability to find, select, and execute investments, oversee and improve portfolio company operations to create value for our investors, find and develop relationships with fund investors and other sources of capital, and provide other services that are essential to our success by supporting our investment teams, LP Relations group, and the corporate infrastructure of our firm. Therefore, it is important that our named executive officers and other key employees are compensated in a manner that motivates them to excel and encourages them to remain with our firm.

Our compensation philosophy has three primary objectives:

PAY-FOR-PERFORMANCE

Establish a clear relationship between performance and compensation

ALIGNMENT

Align short-term and long-term incentives with our shareholders and fund investors

BALANCE

Provide competitive incentive opportunities, with an appropriate balance between short-term and long-term incentives

FIRM GOALS AND OBJECTIVES

We seek to incentivize our named executive officers and other key employees to work to achieve the firm's goals and objectives and to execute our strategic plan through our compensation philosophy. We believe that the key to achieving our goals and objectives is an organized, unbiased approach to compensation that is well understood and responsive to changes in the economy and industry.

Alignment is a central tenet that underlies our compensation programs. We believe that the significant equity ownership of our named executive officers and other key employees, as well as certain performance elements of certain of our named executive officers' compensation, results in the alignment of their interests with those of our shareholders. In addition, to further drive alignment with our business, our senior Carlyle professionals (including our named executive officers) and other key employees invest a significant amount of their own capital in or alongside the funds we advise. Certain of these individuals also either have been or may be allocated a portion of the carried interest or incentive fees payable in respect of our investment funds, either through direct allocations in the applicable fund or through participation in our carried interest pool program. We believe that this approach of seeking to align the interests of our named executive officers and other key employees with the interests of both our shareholders and the investors in our funds has been a key contributor to our strong performance and growth.

Enhanced Stakeholder Alignment

As we announced in February 2024, we have updated our employee compensation program to further enhance the alignment across all our stakeholders, investing clients, employees, and shareholders. Under our realigned program, we expect to allocate a range of 60% to 70% of performance allocations and incentive fees to our employees generally (up from a range of generally 45% to 50% prior to December 31, 2023). Concurrently, we expect to reduce our FRE compensation over time, to a targeted range of 30-35% (down from a 46% average from 2021 to 2023). Together, we anticipate that these changes will result in an increase in performance allocations and incentive fee related compensation and a decrease in cash-based compensation and benefits beginning in 2024.

MORE CARRY TO TEAMS

Realized Carry Compensation Ratio


~47%
~60% - 70%
2021-2023 Average
Target

MORE FRE TO SHAREHOLDERS

FRE Compensation Ratio*


~46%
~30% - 35%
2021-2023 Average
Target

INCREASING FRE PROFITABILITY

FRE Margin*


~37%
~40% - 50%
2021-2023 Average
Target

Under our realigned compensation program, we are committed to enhancing the alignment between our shareholders and our employees, including our senior leaders. In furtherance of this goal, a portion of annual performance bonuses for 2023 for our senior leaders were paid in the form of a grant of RSUs pursuant to our Bonus Deferral Program. The Bonus Deferral Program applied to the bonuses paid to our NEOs for 2023, other than Messrs. Schwartz (who has a prescribed bonus opportunity under his Employment Agreement), Conway (who did not receive an annual performance bonus for 2023), and Buser (whose employment ended on December 31, 2023), and is described in further detail below under "Annual Cash Performance Bonuses—Other Named Executive Officer Annual Performance Bonuses." In addition, in February 2024, we granted PSU awards that will only vest based on the achievement of absolute stock price targets over the next three years under our 2024 Stock Price Appreciation PSU Award Program, which included awards to certain of our NEOs. We believe these awards will motivate our senior leaders to grow our business, encourage their continued retention, and deliver value for our shareholders.

**FRE is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures—Non-GAAP Financial Measures" in our Annual Report on Form 10-K. For a reconciliation of non-GAAP measures to the corresponding GAAP measures, please see Appendix A: Reconciliation of Non-GAAP Measures. FRE Compensation Ratio is calculated as total segment cash-based compensation and benefits divided by total segment fee revenues.*

Compensation Decision-Making Process

Compensation Decisions

Our Compensation Committee establishes and reviews our general compensation philosophy and is responsible for reviewing and approving (or recommending for the Board's approval) the compensation for all of our executive officers, including the annual base salary, bonus, and long-term incentives (including allocations of carried interest and carried interest pool, as applicable) for each executive officer. Our Compensation Committee also reviews and approves awards under (or delegates such approval authority or recommends for the Board's approval) and oversees the administration of The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan (the "Equity Incentive Plan").

As part of our year-end compensation process, following a review of overall firm, investment fund, and individual performance, our Chief Executive Officer makes recommendations to the Compensation Committee regarding the form and amount of compensation opportunities for our NEOs (other than with respect to his own compensation). The Compensation Committee takes these recommendations into account, in addition to the comparative market compensation data provided by its independent compensation consultant and its own review of overall firm, investment funds, and individual performance, to arrive at the compensation it approves (or recommends to the Board for approval).

Compensation Consultants

Pay Governance has been engaged by the Compensation Committee to serve as its independent compensation consultant. In 2023, Pay Governance provided comparative market compensation data in order to provide a general understanding of current compensation practices, information on best practices and trends, and modeling of various alternative compensation structures.

Korn Ferry was engaged by management in 2023 and assisted management in making executive compensation recommendations in 2023, but is no longer engaged by management.

Review of Reference Companies

In 2023, Pay Governance provided the Compensation Committee with historical compensation data from the following companies as a reference point in connection with the Compensation Committee's evaluation of the compensation of our named executive officers:

- Affiliated Managers Group, Inc.
- Apollo Global Management, Inc.
- BlackRock Inc.
- Blackstone Inc.
- Evercore, Inc.
- Invesco Ltd.
- Jefferies Financial Group Inc.
- KKR & Co. Inc.
- Lazard Ltd.
- State Street Corporation
- T. Rowe Price Group, Inc.
- TPG Inc.

Given the nature of our business and where we see primary competition for business and talent, our Compensation Committee placed a particular emphasis on the practices of, among the above group of companies, Apollo Global Management, Inc., Blackstone Inc., KKR & Co. Inc., and TPG Inc., as well as Ares Management Corporation and Blue Owl Capital Inc., in evaluating the compensation of our named executive officers.

Compensation Elements

The primary elements of our compensation program for our named executive officers are generally base salary, annual cash bonuses, and long-term incentives, including the ownership of restricted stock units ("RSUs") and, for certain of our named executive officers, carried interest and carried interest pool. We periodically review the compensation of our key employees, including our named executive officers and, from time to time, we may implement new plans or programs or otherwise make changes to the compensation structure relating to current or future key employees.

Overview of Compensation Elements

Cash and Long-Term Equity Incentives

Compensation Element		CEO	Other NEOs	Purpose and Alignment
Cash	Base Salary	●	●	Provides a base compensation floor, but is not intended to be a significant element of compensation for our executives.
	Annual Performance Bonus	●	●	Rewards achievement of key strategic and financial priorities and goals.
Long-Term Equity Awards Granted in 2023 *Granted February 2023*	2023 CEO Sign-On RSU and PSU Awards	●		Granted in connection with Mr. Schwartz's hiring in February 2023 in order to align the interests of our CEO with those of our shareholders and drive both stock price appreciation over 5 years and strong relative performance, with 110% appreciation and superior outperformance relative to the constituent companies in the S&P 500 Financial Index required for full vesting.
	Annual/Discretionary Time-Vesting RSUs		●	Generally awarded annually based on prior year performance to promote continued retention and share ownership.
	2023 Additional RSUs		●	Incentivize the continued retention of our executives as we underwent a transition in our Chief Executive Officer.
	One-Year Performance-Vesting RSUs		●	Drive executive performance in 2023 to achieve key financial metrics. These awards were discontinued in 2024 in response to shareholder feedback.
Legacy Long-Term Performance Equity Awards	Performance-Vesting Strategic Equity Award Program RSUs *Third Tranche (2023)*		●	Third tranche of RSU awards granted in 2021 in connection with the implementation of our then-new Strategic Plan (in order to incentivize the retention of our executives and achievement of key financial performance metrics linked to the Strategic Plan), with performance goals tied to FRE achievement in 2023.
Long-Term Equity Awards Granted in 2024 *Granted February 2024*	Annual/Discretionary Time-Vesting RSUs		●	Generally awarded annually based on prior year performance to promote continued retention and share ownership.
	Bonus Deferral Program RSUs		●	Further drive alignment between our NEOs and our shareholders by converting an amount otherwise payable in cash to an equity award that vests over a period of 3 years.
	2024 Stock Price Appreciation Program PSUs	●	●	Designed based on the feedback received from shareholders to align the interests of certain of our NEOs with our shareholders and drive stock price appreciation by linking vesting to rigorous stock price appreciation targets over 3 years with 60% appreciation required for full vesting.

Base Salary

We did not make any changes to the base salary paid to our named executive officers in 2023. We believe that our current base salary levels provide predictable cash flow for our named executive officers during the year, while still leaving a significant portion of our named executive officer's compensation as variable, at-risk compensation contingent upon performance:

Name	2023 Base Salary
Harvey Schwartz	$ 1,000,000
John Redett	$ 500,000
Jeffrey Ferguson	$ 500,000
Christopher Finn	$ 500,000
William E. Conway, Jr.	$ 500,000
Bruce Larson	$ 500,000
Curtis Buser	$ 500,000

Annual Cash Performance Awards

Chief Executive Officer Performance Bonus



Harvey M. Schwartz
Chief Executive Officer and Director

2023 Performance Bonus Metrics


FRE
25%
Remove Expenses from Approved Budget
25%
Organizational Design Initiatives
16.66%
Talent/People
16.66%
Revenue Growth
16.66%

Pursuant to the terms of Mr. Schwartz's Employment Agreement, for each calendar year during the term of his employment, he is eligible to receive an annual cash bonus with a target value of 300% of his base salary (a target value of $3,000,000 for 2023), and with a maximum value equal to 200% of his target opportunity (for a maximum opportunity of $6,000,000 for 2023). The amount of any bonus paid to Mr. Schwartz is determined based on the level of attainment of Company financial performance and individual performance measures.

For Mr. Schwartz's bonus opportunity for 2023, the Compensation Committee determined that 50% would be determined based on Carlyle's achievement of certain FRE targets (tied to 25% of the total bonus opportunity) and targets relating to the removal of expenses from the approved budget (tied to an additional 25% of the total bonus opportunity), with goals set at the threshold (50% of target payout), target (100% of target payout) and maximum (200% of target payout) levels of performance.

For the remaining 50% of Mr. Schwartz's annual bonus opportunity for 2023, the Compensation Committee determined that such portion would be determined based on the Compensation Committee's evaluation of Mr. Schwartz's and the Company's performance in the categories of (1) Organizational Design Initiatives, (2) Talent/People, and (3) Revenue Growth, with each such category representing 1/3 of the remaining 50% of Mr. Schwartz's annual bonus opportunity and with each such category to be evaluated on a scale of 0-200%.

Following the Compensation Committee's evaluation of such performance, on February 5, 2024 the Compensation Committee approved an annual cash performance bonus to Mr. Schwartz in the amount of $6,000,000. The Compensation Committee evaluated the achievement of the FRE targets and targets relating to the removal of expenses from the approved budget as follows (with actual FRE results and the actual amount of expenses removed from the approved budget each adjusted downward by $17.6 million in order to take into account the effect of deferring a portion of certain employee bonuses in the form of a grant of RSUs pursuant to the Bonus Deferral Program):

Financial Performance Metric Evaluation

Target Bonus Weight	Bonus Objective	Threshold (50% of Target Payout)	Target (100% of Target Payout)	Maximum (200% of Target Payout)	Achievement Rating	Weighted Payout
25%	FRE	$777 million	$800 million	$825 million $841.8M Actual	200%	50%
25%	Remove Expenses from Approved Budget	$35 million	$50 million	$65 million $106.9M Actual	200%	50%

The Compensation Committee evaluated Mr. Schwartz's and the Company's performance in the categories of (1) Organizational Design Initiatives, (2) Talent/People, and (3) Revenue Growth as follows:

Qualitative Performance Metric Evaluation

Target Bonus Weight	Bonus Objective	Performance Factors Considered	Achievement Rating	Weighted Payout
16.66%	Organizational Design Initiatives	• Built out the senior leadership team in order to best oversee overall corporate, segment, and fund performance, and to streamline decision-making. • Directed the design of a comprehensive restructuring of our compensation strategy, as announced to our shareholders in February 2024, to enhance alignment across stakeholders, reduce FRE compensation, and increase our carry compensation payout in the coming years. • Initiated a comprehensive restructuring of our Investor Relations team in order to integrate a more cohesive global distribution and sales approach across the firm. • Advocated for the firm's Sustainability strategy, and oversaw key strategic initiatives in 2023. • Prioritized technology transformation and the adoption of artificial intelligence to enable Carlyle's next phase of growth, including through the appointment of a new Chief Information Officer and Head of Technology Transformation.	200 %	33.33 %
16.66%	Talent/People	• Oversaw succession planning, including following the retirement of Mr. Buser as our Chief Financial Officer. • Oversaw the implementation of intentional compensation differentiation, with a focus on enhancing bonus pools in key business areas and encouraging managers to adhere to our pay-for-performance incentive strategy. • Emphasized a focus on total compensation philosophy (base salary, annual performance bonus, RSUs, and other long-term incentives (i.e., carried interest and carried interest pool)). • Used DEI as a value-driver in the portfolio and led firm-wide DEI initiatives, including in his role as the Chair of the DEI Council.	200 %	33.33 %
16.66%	Revenue Growth	• Worked closely with the Global Distribution Team to raise $37 billion in capital, resulting in Carlyle's third-best fundraising year and highlighting the breadth and diversity of our product offerings, strong brand recognition, and the potential for further growth in private wealth channels. • Personally conducted extensive global investor outreach across the world, participating in more than 300 investor meetings. • Positioned the retail channel for continued success, with a focus on expanding product offerings across all three business segments. • Supported further development of the insurance channel as a capital source, including by tailoring investment strategies for the platform.	200 %	33.33 %
		Final Weighted Achievement Factor:		200 %
		Mr. Schwartz 2023 Annual Bonus:		$6,000,000

The measures for Mr. Schwartz's annual bonus opportunity for 2024 may include those related to achievement of financial metrics, shareholder value creation, strategic planning and organizational design, and/or other similar measures as determined by the Compensation Committee.

Other Named Executive Officer Annual Performance Bonuses

For 2023, Messrs. Redett, Ferguson, Finn, Larson and Buser were awarded discretionary annual performance bonuses that were determined and approved by our Board following the recommendation of the Compensation Committee. Mr. Conway did not receive an annual performance bonus for his service in 2023. Because Mr. Buser served as Chief Financial Officer through September 30, 2023, and remained with Carlyle as a Senior Advisor through December 31, 2023, our Board (following the recommendation of the Compensation Committee) determined that it was appropriate to award Mr. Buser a discretionary cash bonus for his service during 2023.

In determining the annual bonuses for Messrs. Redett, Ferguson, Finn, Larson, and Buser, our Compensation Committee considered our significant firm and individual accomplishments in 2023:

FIRM FINANCIAL PERFORMANCE

FRE* **$859.4 million**	**FRE Margin*** **37%**	**AUM** **$426 billion** up 14% from 2022
Fundraising **$37.1 billion**	**DE per share*** **$3.24**	**2023 TSR** **41%**

INDIVIDUAL ACHIEVEMENTS

John Redett	• Successfully transitioned to the role of Chief Financial Officer and Head of Corporate Strategy to provide, in collaboration with our Chief Executive Officer, new leadership and strategic vision across our business. • Oversaw our accounting, finance and treasury functions while actively managing our balance sheet to support our strategic objectives and growth initiatives and maintaining appropriate capital and liquidity. • Led the design and implementation of a comprehensive restructuring of our compensation strategy, as announced to our shareholders in February 2024, to enhance alignment across stakeholders, reduce FRE compensation, and increase our carry compensation payout in the coming years. • Developed our strategic capital plan, including our previously announced $1.4 billion share repurchase authorization. • Extensively engaged with our shareholders and investors across the globe regarding our strategic direction and priorities and compensation realignment.
Christopher Finn	• Led operations across our global platform, including active oversight across our business segments and functional teams, supporting new product development and growth initiatives and spearheading new projects to enhance operational efficiency and operating leverage. • Facilitated the onboarding of our new Chief Executive Officer and new Chief Financial Officer, providing essential support and insights across the firm's operations, culture, and strategic direction to ensure a seamless transition. • Partnered with the CEO to strategically restructure select businesses, aiming to enhance scale and operational efficiency while optimizing the deployment of our talent and resources. • Drove targeted and disciplined cost-management, delivering firm level margin improvements while enabling the deployment of additional resources into our businesses that are best-positioned for growth. • Helped lead the implementation of our succession plan to elevate talented personnel to key senior leadership roles, including the appointment of our new Global Head of Corporate Affairs, Chief Information Officer and Head of Technology Transformation and Chief Human Resources Officer. • Co-led our firm's Leadership Committee during the CEO transition, led our Operating Committee and was an active member of other key firm committees including our Risk Committee, New Products and Distribution Committee, and ESG Committee in addition to chairing or serving on the investment committees of several of our Global Private Equity funds. • Served as a visible and active representative of the senior leadership of the firm in speaking at and attending numerous employee town hall meetings, employee resource group meetings and other firm events that are key to maintaining our corporate culture and instilling our corporate values across the global employee base.

Jeffrey Ferguson	• Oversaw our global Legal and Compliance team and provided counsel and guidance to senior management and other leaders across the firm on a wide range of legal and regulatory matters. • Addressed legal and regulatory considerations applicable to our global investment advisory business and to our firm as a public company. • Focused on risk management and the continuing enhancement of our global compliance function in light of ever increasing and evolving regulatory requirements. • Managed the firm's global litigation strategy and insurance program.

**FRE and DE per share are described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures—Non-GAAP Financial Measures—Fee Related Earnings" in our Annual Report on Form 10-K. FRE Margin is calculated as FRE, divided by Total Segment Fee Revenues. For a reconciliation of non-GAAP measures to the corresponding GAAP Measures, please see Appendix A: Reconciliation of Non-GAAP Measures.*

In determining the annual bonus for Mr. Larson, the Compensation Committee considered his leadership and oversight of succession planning, talent management, training and development and compensation across our global employee base, his leadership and enhanced communications to our employees during the firm's Chief Executive Officer and Chief Financial Officer transitions, as well as his continuing commitment to furthering our DEI objectives.

In determining the annual bonus for Mr. Buser, the Compensation Committee considered his oversight of our accounting, finance and treasury functions and management of our balance sheet through the third quarter of 2023, his leadership during Mr. Schwartz's transition to become the Chief Executive Officer and his assistance with Mr. Redett's transition to the Chief Financial Officer role in the fourth quarter.

As part of our realigned compensation program that we announced in February 2024, we implemented a Bonus Deferral Program for annual performance bonuses for 2023, pursuant to which 10% of the total 2023 annual performance bonus for certain of our employees (including certain of our NEOs) was paid in the form of a grant of RSUs. These Bonus Deferral Program RSUs were granted to Messrs. Redett, Finn, Ferguson, and Larson on February 6, 2024, and will be eligible to vest in three equal installments on February 6 of 2025, 2026, and 2027, generally subject to continued employment on each date. By paying a portion of certain of our NEOs' annual performance bonuses in RSUs, our NEOs will be further aligned with our shareholders. Mr. Buser did not participate in the Bonus Deferral Program due to his retirement effective December 31, 2023. The grant date fair value of the Bonus Deferral Program RSU awards will be reflected as stock awards for 2024 in the Summary Compensation Table and in the Grants of Plan-Based Awards in 2024 table in our Proxy Statement for our 2025 Annual Meeting of Shareholders. We may determine to pay a higher percentage of annual performance bonuses in the form of RSUs under the Bonus Deferral Program in future years.

Following consideration of the achievements and contributions discussed above, we determined to pay our applicable NEOs the 2023 annual performance bonus totals set forth below, 90% of which was paid in cash and 10% of which was mandatorily deferred pursuant to our Bonus Deferral Program and paid in the form of RSU awards, in such amounts as set forth below:

Name	Cash Portion of 2023 Annual Performance Bonus	Target Value of Bonus Deferral Program RSU Portion of 2023 Annual Performance Bonus	2023 Annual Performance Bonus Total (Cash Plus Target Value of Bonus Deferral Program RSUs)
John Redett	$ 2,250,000	$ 250,000	**$ 2,500,000**
Christopher Finn	$ 2,250,000	$ 250,000	**$ 2,500,000**
Jeffrey Ferguson	$ 1,575,000	$ 175,000	**$ 1,750,000**
Bruce Larson	$ 1,575,000	$ 175,000	**$ 1,750,000**
Curtis Buser	$ 1,750,000	$ —	**$ 1,750,000**

Long-Term Equity Awards

Long-term equity awards are a foundation of our executive compensation program. The majority of the compensation for our NEOs in any year is generally comprised of equity awards, which provides for alignment between the interests of our NEOs and the interests of our shareholders. The following sets forth a summary of the sign-on RSU awards granted to Mr. Schwartz in 2023, the RSU awards granted to Messrs. Ferguson, Finn, Larson, and Buser during 2023 (in respect of 2022 performance), the RSU awards granted to Messrs. Redett, Ferguson, Finn, and Larson during 2024 (in respect of 2023 performance), the performance results for previously granted performance-vesting RSUs aligned to our strategic plan and certain new performance-vesting RSUs granted to certain of our NEOs in 2024 pursuant to our 2024 Stock Price Appreciation PSU Award Program. Mr. Redett did not receive any RSU awards during 2023. Mr. Conway has not been awarded any RSUs (in respect of 2023 performance or otherwise).

CEO Sign-On RSU/PSU Awards

In connection with the commencement of Mr. Schwartz's service on February 15, 2023, Mr. Schwartz received a grant of 2,031,602 time-vesting restricted stock units (the "Sign-On RSU Award") and 4,730,617 performance-vesting restricted stock units (the "Sign-On PSU Award" and together with the Sign-On RSU Award, the "Schwartz Sign-On Awards"). The Schwartz Sign-On Awards were granted pursuant to the Nasdaq "inducement award" exception under Nasdaq Listing Rule 5635(c)(4) and, although not granted pursuant to the Equity Incentive Plan, are generally subject to the terms of the Equity Incentive Plan. The mix of Sign-On RSUs versus Sign-On PSUs based on the numbers of RSUs and PSUs granted on February 15, 2023 was as follows:

CEO Sign-On RSU/PSU Award Mix


30%
Time-Vesting
70%
Performance-Vesting
Time-Vesting
Performance-Vesting

The number of RSUs issued under the Sign-On RSU Award was determined based on an intended value at grant of $72,000,000 divided by the closing price of the Company's common stock on the date of grant. The Sign-On RSU Award will vest ratably in four installments and requires Mr. Schwartz's continuous service through February 1 of each of 2024, 2025, 2026, and 2027, in each case, with settlement to occur on December 15 of the prior year, subject to clawback if the service requirement for that applicable year is not met. Settlement occurred for the first tranche of the Sign-On RSU Award on December 15, 2023. The Sign-On RSU Award contains certain termination-related vesting provisions, as described in further detail under "Executive Compensation Tables—Potential Payments Upon Termination or Change in Control."

The number of PSUs issued under the Sign-On PSU Award was determined based on an intended value at grant of $108,000,000 divided by the per share accounting fair value of the Sign-On PSU Award on the grant date. The Sign-On PSU Award is eligible to vest in five equal tranches. Each tranche of the Sign-On PSU Award is subject to a performance-based vesting condition that requires achievement of an absolute stock price hurdle of $42.74, $51.29, $58.12, $64.96, and $71.80, respectively, which represents 125%, 150%, 170%, 190%, and 210%, respectively, of the starting share price of $34.19 (which was the average closing price for a share of our common stock for the 30-trading day period beginning January 3, 2023 and ending February 14, 2023). The period for measuring stock price performance began on February 15, 2023, and ends on January 31, 2028. An absolute stock price hurdle is deemed achieved when the average closing price for a share of our common stock over a period of 45 consecutive trading days (beginning and ending during the performance period) is equal to or greater than the associated hurdle.

The two tranches of the Sign-On PSU Award tied to the achievement of average closing stock prices of $64.96 and $71.80 are also subject to an additional performance condition based on our relative total shareholder return (“TSR”) performance as measured against the performance of the companies included in the S&P 500® Financials Index as of February 15, 2023. Such relative TSR performance is measured on the date(s) that either (or both) of such stock price targets are achieved, and if our relative TSR performance is in the 60th percentile (or higher) of such group, Mr. Schwartz will vest in 100% of the applicable tranche(s), if our relative TSR performance is in the 50th percentile of such group, Mr. Schwartz will vest in 50% of the applicable tranche(s), and if our relative TSR performance is between the 50th and 60th percentile of such group, the number of RSUs earned in respect of the applicable tranche(s) will be determined by linear interpolation between 50% and 100%. If our relative TSR performance is below the 50th percentile of such group then 0% of the corresponding number of RSUs will be earned and the applicable tranche(s) of the Sign-On PSU Award will be forfeited for no consideration and without the opportunity to measure our relative TSR performance again at a later date.

In addition, each tranche of the Sign-On PSU Award is subject to time-based vesting conditions requiring minimum service through at least February 1 of 2024, 2025, 2026, 2027, and 2028 (respectively), which generally reflects minimum service periods of one year, two years, three years, four years, and five years (respectively). If the performance condition for a tranche of the Sign-On PSU Award is achieved prior to achievement of the corresponding minimum service period, then such tranche will remain outstanding and will vest on February 1 of the applicable year. If the minimum service period for a tranche of the Sign-On PSU Award is achieved prior to achievement of the corresponding performance condition(s), then the tranche will remain outstanding and eligible to vest on the first of the following dates to occur following the achievement of the corresponding performance condition(s), subject to continued service through such date: February 1, May 1, November 1, and August 1.

We achieved a 45-trading day average closing stock price of $42.74 on March 12, 2024. Accordingly, we anticipate that Mr. Schwartz will vest in the first tranche of the Sign-On PSU Award on May 1, 2024.


Minimum Service Periods
1 year
2 years
3 years
4 years
5 years
PSU Tranche 5 $71.80 (210% of starting share price)
PSU Tranche 4 $64.96 (190% of starting share price)
PSU Tranche 3 $58.12 (170% of starting share price)
PSU Tranche 2 $51.29 (150% of starting share price)
PSU Tranche 1 $42.74 (125% of starting share price)
RSU Tranche 1
RSU Tranche 2
RSU Tranche 3
RSU Tranche 4
Additional Relative TSR Condition

Any PSUs under the Sign-On PSU Award that do not vest by February 1, 2028, will be forfeited for no consideration. The Sign-On PSU Award contains certain termination-related vesting provisions, as described in further detail under “Executive Compensation Tables—Potential Payments Upon Termination or Change in Control.”

If any of the RSUs under the Schwartz Sign-On Awards are outstanding and unvested on the record date for the payment of a cash dividend on our shares of common stock, then on the payment date of such cash dividend, the Sign-On RSU Award and the Sign-On PSU Award will be increased by a number of additional dividend equivalent RSUs/PSUs (as applicable) determined by multiplying the dollar amount of the cash dividend paid by the number of RSUs/PSUs (as applicable) outstanding on the payment date for such dividend and dividing by the closing price for a share of our common stock on the payment date for such dividend. Any such additional dividend equivalent RSUs/PSUs (as applicable) will be subject to the same terms and conditions as the RSUs/PSUs (as applicable) under the Sign-On RSU Award/Sign-On PSU Award (as applicable) with respect to which they were credited.

Mr. Schwartz must retain 25% of the net after-tax shares delivered in respect of the Schwartz Sign-On Awards until the first to occur of his termination of employment (including by reason of his death or disability) or a change in control of Carlyle.

2023 RSU Grants (2022 Performance) – Other Named Executive Officers

As part of our 2022 year-end compensation program, on February 1, 2023, we awarded both annual time-vesting RSU grants and additional time-vesting RSU grants, and on February 7, 2023, we awarded performance-vesting RSU grants, in each case, to each of Messrs. Finn, Ferguson, Larson, and Buser based on their 2022 performance, leadership, overall responsibilities, and expected future contributions to the firm's success. Upon the effectiveness of Mr. Buser's retirement on December 31, 2023, Mr. Buser forfeited all of the RSU awards discussed herein. The grant date fair value of these awards is reflected as stock awards for 2023 in the Summary Compensation Table and in the Grants of Plan-Based Awards in 2023 table.

Name	Number of Annual Time-Vesting RSUs	Number of Additional Time-Vesting RSUs	Target Number of 2023 One-Year Performance-Vesting RSUs
Christopher Finn	111,235	28,736	64,887
Jeffrey Ferguson	74,157	84,353	37,079
Bruce Larson	111,235	102,893	64,887
Curtis Buser	111,235	28,736	64,887

2023 ANNUAL TIME-VESTING RSUs

Grant Date	February 1, 2023
Terms	The annual time-vesting RSUs are eligible to vest 40% on August 1, 2024, 30% on August 1, 2025, and 30% on August 1, 2026, subject to the applicable named executive officer's continued employment through each applicable vesting date.

2023 ADDITIONAL TIME-VESTING RSUs

In addition to the above annual time-vesting awards, on February 1, 2023 (at which time Carlyle had not yet hired a permanent Chief Executive Officer), in order to incentivize their continued retention as we underwent a transition in leadership, Messrs. Ferguson, Finn, Larson, and Buser received additional time-vesting RSUs. These awards align our applicable named executive officers with our shareholders as 25% of any vested shares issued to any such named executive officer must generally be retained by them until the earlier of (i) the first anniversary following the recipient's termination of services or (ii) August 2027 (i.e., one year following the final vesting date of the award).

Grant Date	February 1, 2023
Terms	The 2023 additional time-vesting RSUs are eligible to vest 40% on August 1, 2024, 30% on August 1, 2025, and 30% on August 1, 2026, subject to the applicable named executive officer's continued employment through each applicable vesting date.

2023 ONE-YEAR PERFORMANCE-VESTING RSUs

Grant Date	February 7, 2023
Terms	The one-year performance-vesting RSUs were eligible to vest, subject to the applicable named executive officer's continued employment through the vesting date (which was on February 6, 2024), based on the achievement of specified performance metrics for fiscal 2023 that were set in February 2023, as described below. Each applicable named executive officer had the opportunity to earn between 0% and 200% of the target amount of the one-year performance-vesting RSUs based on the level of achievement of such specified performance metrics, as described below, subject to a cap of 150% if the volume weighted average price of the Company's common stock over the 30 consecutive trading-day period ending on the last day of the applicable performance period was less than or equal to the volume weighted average price of the Company's common stock for the 30 consecutive trading-day period ending on the date on which the underlying performance goals for such performance period were approved, which is referred to herein as the "Share Price Governor."

The performance metrics for the 2023 One-Year Performance-Vesting RSUs were as follows:

Performance Metrics	Weighting	How Goals are Calculated
Fee Related Earnings ("FRE")	50%	FRE is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures—Non-GAAP Financial Measures—Fee Related Earnings" in our Annual Report on Form 10-K.
Realized Net Performance Revenues ("RNPR")	25%	RNPR is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K.
Fee-Earning Assets Under Management Raised ("FEAUM Raised")	25%	FEAUM Raised represents fee earning capital raised from limited partners and excludes capital commitments made by the firm or through our internal coinvestment program.

The achievement factor for each of the fiscal 2023 performance metrics was determined by multiplying the weight attributed to each performance metric by the applicable payout percentage for each metric. The payout percentages were determined by calculating actual achievement against the target amount based on a pre-established scale. Payout percentages for actual performance between the specified threshold levels and target, and between the specified target and the maximum levels, was determined on a linear basis.

When assessing performance against the applicable performance period's performance targets, we reserve the ability to adjust the actual fiscal year results to exclude the effects of extraordinary, unusual or infrequently occurring events. We exercised this discretion to adjust the actual fiscal year results for FRE for purposes of the 2023 One-Year Performance-Vesting RSUs, as set forth below.

Each metric had a financial target set at the threshold level of performance (providing for a 50% payout for such metric), the target level of performance (providing for a 100% payout for such metric), and the maximum level of performance (providing for a 200% payout for such metric). The FRE metric had a threshold level of performance of $837 million, a target level of performance of $900 million, and a maximum level of performance of $990 million. Actual FRE results of $859.4 million and the associated effects on payout levels were adjusted down by $17.6 million to $841.8 million in order to take into account the effect of deferring a portion of certain employee bonuses in the form of a grant of RSUs pursuant to the Bonus Deferral Program, resulting in 53.8% of the portion of the 2023 One-Year Performance-Vesting RSUs associated with the FRE metric being earned (and a weighted payout of 26.9%). The RNPR metric had a threshold level of performance of $335 million, a target level of performance of $500 million, and a maximum level of performance of $665 million. The actual RNPR result of $531 million resulted in 118.8% of the portion of the 2023 One-Year Performance-Vesting RSUs associated with the RNPR metric being earned (and a weighted payout of 29.7%). The FEAUM Raised metric had a threshold level of performance of $34.0 billion, a target level of performance of $40.0 billion, and a maximum level of performance of $50.0 billion. The actual FEAUM Raised result of $33.4 billion resulted in 0% of the portion of the 2023 One-Year Performance-Vesting RSUs associated with the FEAUM Raised metric being earned (and a weighted payout of 0%). The Share Price Governor for 2023 was satisfied.

The weighted achievement factors for each performance metric resulted in a cumulative final weighted achievement factor at 56.6% of target, which resulted in Messrs. Finn and Larson each earning 36,736 shares of common stock and Mr. Ferguson earning 20,993 shares of common stock following certification of the attainment of the applicable performance metrics on February 6, 2024. Because Mr. Buser's employment ended prior to the certification date, Mr. Buser forfeited the 2023 Performance-Vesting RSUs in full, and no shares of common stock were earned. The grant date fair value of these awards is reflected for 2023 in the Summary Compensation Table and in the Grants of Plan-Based Awards in 2023 table.

2023 Tranche of Performance-Vesting RSUs Aligned to Strategic Plan

The third tranche of the Strategic Equity performance-vesting RSUs granted to Messrs. Ferguson, Finn, Larson, and Buser in February 2021 had performance goals tied to Carlyle's FRE performance during the 2023 performance year.

On February 6, 2024, following certification that the FRE target of $665 million for the 2023 performance year was achieved, 20% of the performance-vesting strategic equity awards granted to Messrs. Ferguson, Finn, and Larson vested, resulting in the delivery of 15,467, 23,201, and 23,201 shares of common stock to Messrs. Ferguson, Finn, and Larson, respectively. 25% of such shares must generally be retained by the applicable named executive officer until the earlier of (i) the first anniversary following the recipient's termination of employment or (ii) February 2030.

Because Mr. Buser's employment ended prior to the certification date, Mr. Buser forfeited the unvested portion of his Strategic Equity performance-vesting RSUs (relating to the 2023 and 2024 performance years and representing 60% of the total initial award), and no shares of common stock were earned with respect to such forfeited portion.

	Performance Required	
Goal	Target (100% of Target Payout)	**Earned**
FRE	$859M Actual $665 million	Achieved

The final 40% of the Strategic Equity performance-vesting RSUs will be eligible to vest in February 2025 based on the FRE performance results for the 2024 performance year.

2024 RSU Grants (2023 Performance) – Other Named Executive Officers

As part of our 2023 year-end compensation program, in February 2024, we awarded annual time-vesting RSU grants to Messrs. Redett, Ferguson, Finn, and Larson based on their 2023 performance, leadership, overall responsibilities, and expected future contribution to the firm's success.

If any of the RSUs under these RSU awards are outstanding and unvested on the record date for the payment of a cash dividend on our shares of common stock that occurs on or after the beginning of the first calendar quarter commencing after the grant date, then on the payment date of such cash dividend, the applicable RSU award will be increased by a number of additional dividend equivalent RSUs determined by multiplying the dollar amount of the cash dividend paid by the number of RSUs outstanding on the payment date for such dividend, and dividing such product by the closing price for a share of our common stock on the payment date for such dividend. Any such additional dividend equivalent RSUs will be subject to the same terms and conditions as the RSUs with respect to which they were credited and will only vest as and when the underlying RSUs vest.

The grant date fair value of these awards will be reflected as stock awards for 2024 in the Summary Compensation Table and in the Grants of Plan-Based Awards in 2024 table in our Proxy Statement for our 2025 Annual Meeting of Shareholders.

Name	Number of Time-Vesting RSUs
John Redett	429,800
Christopher Finn	429,800
Jeffrey Ferguson	107,450
Bruce Larson	107,450

2024 ANNUAL TIME-VESTING RSUs

Grant Date	**February 6, 2024**
Terms	These time-vesting RSUs are eligible to vest 40% on August 1, 2025, 30% on August 1, 2026, and 30% on August 1, 2027, subject to the applicable named executive officer’s continued employment through each applicable vesting date.

2024 Stock Price Appreciation PSU Award Program

In February 2024, certain key personnel, including Messrs. Schwartz, Redett, and Finn, received performance-vesting RSU awards (“PSUs”) under our 2024 Stock Price Appreciation PSU Award Program. These awards are structured such that the applicable NEOs will receive value only if we deliver meaningful value for our shareholders. As described below, if the rigorous absolute stock price targets established for the applicable PSUs are not achieved, the PSUs will not vest. Based on shareholder feedback regarding furthering alignment between our NEOs and our shareholders, these PSU awards were granted in lieu of the One-Year Performance-Vesting RSU awards we have granted in recent years. The Compensation Committee viewed these PSU awards as important to align the senior management team with our shareholders, further incentivize long-term shareholder value creation and reward outstanding performance during 2023.

The PSUs are eligible to vest in three equal tranches, with each tranche subject to a performance-based vesting condition that requires achievement of an absolute stock price hurdle of 120%, 140%, and 160%, respectively, of the applicable starting share price, which was determined as the average closing price for a share of our common stock for the 30-trading day period immediately preceding the applicable grant date. An absolute stock price hurdle is deemed achieved when the average closing price for a share of our common stock over a period of 30 consecutive trading days (beginning and ending during the performance period) is equal to or greater than the associated hurdle.

The period for measuring stock price performance for purposes of the PSU awards begins on the applicable date of grant and ends on the third anniversary of the applicable date of grant. Any PSUs that do not vest by the last day of the applicable performance period will be forfeited for no consideration. The PSUs include certain termination-related vesting provisions, as described in further detail under “Executive Compensation Tables—Potential Payments Upon Termination or Change in Control.”

In addition, each tranche of the PSUs is also subject to time-based vesting conditions requiring minimum service periods of one year, two years, and three years. If the performance condition for a tranche of the PSUs is achieved prior to achievement of the corresponding minimum service period, then such tranche will remain outstanding and will vest on the applicable anniversary of the grant date. If the minimum service period for a tranche of the PSUs is achieved prior to achievement of the corresponding performance condition, then the tranche will remain outstanding and eligible to vest on the first of the following dates to occur following the achievement of the corresponding performance condition(s), subject to continued service through such date: February 6 (for the PSU awards to Messrs. Redett and Finn) or February 14 (for the PSU award to Mr. Schwartz), May 1, November 1, and August 1.


Minimum Service Periods
1 year
2 years
3 years
PSU Tranche 3
160% of starting share price
PSU Tranche 2
140% of starting share price
PSU Tranche 1
120% of starting share price

Messrs. Redett and Finn each received an award of 501,003 PSUs on February 6, 2024 (resulting in a performance period for such PSU awards of February 6, 2024 to February 6, 2027). These PSU awards reflect a target value of $20 million each, with the number of PSUs granted determined based on the target value divided by the volume weighted average trading price for a share of our common stock for the 30-trading day period ending on the day prior to the grant date (i.e., $39.92 for the 30-trading day period beginning December 21, 2023 and ending February 5, 2024). The applicable starting stock price for these PSU awards was $40.04, which was the average closing price for a share of our common stock for the 30-trading day period beginning December 21, 2023 and ending February 5, 2024, resulting in absolute stock price targets of $48.05, $56.06, and $64.06.

Mr. Schwartz received an award of 731,351 PSUs on February 14, 2024 (resulting in a performance period for such PSU award of February 14, 2024 to February 14, 2027). This PSU award reflects a target value of $30 million, with the number of PSUs granted determined based on the target value divided by the volume weighted average trading price for a share of our common stock for the 30-trading day period ending on the day prior to the grant date (i.e., $41.02 for the 30-trading day period beginning January 2, 2024 and ending February 13, 2024). The applicable starting stock price for this PSU award was $40.63, which was the average closing price for a share of our common stock for the 30-trading day period beginning January 2, 2024 and ending February 13, 2024, resulting in absolute stock price targets of $48.76, $56.88, and $65.01.

Awards granted under this program align the applicable named executive officers with our shareholders as 30% of any vested shares issued to recipients of these awards generally must be retained by them until the earlier of (i) the first anniversary following the recipient's termination of employment or (ii) three years following delivery of the applicable vested shares.

The grant date fair value of these awards will be reflected as stock awards for 2024 in the Summary Compensation Table and in the Grants of Plan-Based Awards in 2024 table in our Proxy Statement for our 2025 Annual Meeting of Shareholders.

Other 2023 Compensation Opportunities

Carried Interest and Incentive Fees

The general partners of our carry funds typically receive a special residual allocation of income, which we refer to as a carried interest, from our investment funds if investors in such funds achieve a specified threshold return. Similarly, the collateral managers of our structured credit funds are entitled to receive incentive fees from our credit funds if investors in such funds achieve a specified threshold return. While the "Carlyle Holdings" (as defined in "Certain Relationships and Related Transactions—Conversion to a Corporation") entities own controlling equity interests in these collateral managers and fund general partners, our senior Carlyle professionals and our other people who work in these operations directly own a portion of the carried interest in these entities or are allocated a portion of the incentive fees, in order to better align their interests with our own and with those of the investors in these funds. We generally seek to concentrate the direct ownership of carried interest in respect of each carry fund and the incentive fees in our structured credit funds among those of our professionals who directly work with that fund so as to align their interests with those of our fund investors and of our firm. Participation in carried interest and incentive fees is a significant element of compensation for many professionals in our industry, including amongst many of our competitors, and providing such participation to certain of our professionals is critical in order to retain and incentivize such professionals.

Messrs. Schwartz, Buser and Larson have not received any allocations of direct carried interest ownership or incentive fees at the fund level. Messrs. Ferguson and Finn previously received allocations of direct carried interest ownership at the fund level in respect of certain corporate private equity funds but have not received such allocations for subsequent funds.

In connection with his prior role as Head of our Financial Institutions Group, Mr. Redett has received allocations of direct carried interest ownership at the fund level in respect of certain of our Financial Institutions Group and U.S. Buyout and Growth investment funds. These allocations were made in consideration of Mr. Redett's extensive expertise in the management of the investments in such investment funds and because we believe that allocations of direct carried interest ownership to our investment professionals benefits our investment funds and our investors by aligning a significant component of compensation with the strong performance of such investment funds. The Compensation Committee would approve (or recommend for the Board's approval) any new allocations of direct carried interest ownership to any of our other executive officers, including to Mr. Redett. In 2024, Mr. Redett received additional allocations of direct carried interest ownership at the fund level in respect of certain investments Mr. Redett worked on in his prior role as the Head of our Financial Institutions Group.

Carried interest, if any, in respect of any particular investment, is only paid in cash (or, as discussed below, in fully vested shares of our common stock) when the underlying investment is realized and the applicable fund is in a position to distribute carried interest. To the extent any "giveback" obligation is triggered, carried interest previously distributed by the fund would need to be returned to such fund. Our professionals who receive direct allocations of carried interest at the fund level are personally subject to the "giveback" obligation, pursuant to which they may be required to repay carried interest previously distributed to them, thereby reducing the amount of cash received by such recipients for any such year. There is no "giveback" obligation with respect to incentive fees. Because the amount of carried interest and incentive fees payable is directly tied to the realized performance of the underlying investments within a fund, we believe this fosters a strong alignment of interests among the investors in those funds and the professionals who are allocated direct carried interest, which also indirectly benefits our shareholders. The percentage of carried interest owned at the fund level by individual professionals varies by year, by investment fund and, with respect to each carry fund, by investment. Ownership of carried interest by senior Carlyle professionals and other personnel at the fund level who are allocated carried interest is also subject to a range of vesting schedules. Vesting is tied to providing services over specified periods of time, which fosters retention and enhances the alignment of interests between our professionals who receive carried interest allocations, the firm and our fund investors.

Carried Interest Pool Program

In 2019, we implemented a program to provide certain employees with the opportunity to share in the potential future value of our investments made in a calendar year by certain investment funds across our global platform. The carried interest pool ("CIP") is structured so that the applicable annual CIP receives a portion of any carried interest proceeds Carlyle earns from investments made during the applicable calendar year. On an annual basis, participants receive cash distributions equivalent to the CIP value (comprising distributions received by the pool in respect of investments made during the applicable year) multiplied by the participant's allocation percentage for the respective annual CIP. The CIP allocations to our applicable named executive officers are subject to vesting schedules that are tied to providing services over specified periods of time. The CIP made distributions to certain of our named executive officers in 2023, resulting in cash distributions of $473,303 to Mr. Finn, $236,653 to Mr. Ferguson, $165,792 to Mr. Larson, and $473,302 to Mr. Buser. We anticipate that distributions from the annual carried interest pools will increase in the coming years, in particular for participants who receive allocations in successive annual carried interest pools. Our Compensation Committee determines each year whether to make allocations in the applicable annual CIP to any named executive officer, and the amount of any allocations it determines to make.

Leadership Transitions

Retirement of Former Chief Human Resources Officer

On January 18, 2024, we announced that Bruce Larson, our former Chief Human Resources Officer, would retire from the Company in the second half of 2024. Mr. Larson ceased to serve as Chief Human Resources Officer (and ceased to be deemed an executive officer) effective January 19, 2024. Mr. Larson remains with the Company as a Senior Advisor and is assisting with the transition of his responsibilities. While Mr. Larson remains an employee of the Company, he will continue to be eligible to vest in his outstanding equity incentive awards pursuant to the terms of such awards.

Retirement of Former Chief Financial Officer

On June 20, 2023, we announced that Curtis Buser, our former Chief Financial Officer, would retire from the Company effective December 31, 2023. Mr. Buser ceased to serve as Chief Financial Officer and as an executive officer effective September 30, 2023. Mr. Buser remained with the Company as a Senior Advisor from October 1, 2023 until his retirement on December 31, 2023, and assisted in the transition of his duties. As noted above, Mr. Buser received an annual cash performance bonus for his service during 2023 that was paid in 2024. Mr. Buser forfeited all of his outstanding and unvested equity incentive awards upon the termination of his service on December 31, 2023.

Compensation Governance Practices

Risk Mitigation

Our compensation program includes significant elements that discourage excessive risk taking and focus the efforts of our employees on the long-term performance of the firm, which is also reflected in their compensation. For example, notwithstanding the fact that for accounting purposes we accrue compensation for performance allocations related to our carry funds upon appreciation of the valuation of our funds' investments above certain specified threshold return hurdles, we only make cash payments to our employees related to carried interest when profitable investments have been realized and cash is distributed first to the investors in our funds, followed by the firm, and only then to employees of the firm. Moreover, if a carry fund fails to achieve specified investment returns due to diminished performance of later investments, a "giveback" obligation may be triggered, whereby carried interest previously distributed by the fund would need to be returned to such fund. Our professionals who receive direct allocations of carried interest at the fund level are personally subject to the "giveback" obligation, pursuant to which they may be required to repay carried interest previously distributed to them, thereby reducing the amount of cash received by such recipients for any such year, which further discourages excessive risk-taking by our employees. Similarly, collateral managers of our structured credit funds are entitled to receive incentive fees from our credit funds that pay incentive fees only when the return on invested capital exceeds certain benchmark returns or other performance targets. In addition, our professional employees are eligible to, and frequently do choose to, invest their own capital in certain of the funds we manage, which directly aligns their interests with those of our fund investors. In many cases, these personal investments represent a significant portion of our employees' after-tax compensation. These investments further encourage long-term thinking by directly aligning their interests to the long-term performance of our business.

Additionally, the following practices reflect our commitment to mitigating risk:

- Our CEO's annual performance bonus opportunity is determined based on a balanced set of performance metrics, including a quantitative assessment of performance based on key metrics, and has a payout cap.
- Our CEO's Sign-On PSU Award has both absolute metrics (absolute stock price achievement) and relative metrics (TSR performance relative to the constituent companies in the S&P 500® Financials Index).
- Performance-vesting RSU awards have payout caps, and our 2023 Performance-Vesting RSUs were subject to the Share Price Governor (which ensured that such performance-vesting RSU awards would not pay out at the maximum level even if all performance targets were achieved at the maximum level of performance if our shareholders did not experience share price appreciation over the performance period).
- Awards under our 2024 Stock Price Appreciation PSU Award Program can only vest at target (and do not have unlimited upside potential).
- Our executive officers are subject to share ownership guidelines (including baseline share ownership guidelines, and award-specific post-vesting retention requirements).

Hedging and Pledging

Pursuant to the Company's insider trading policies, all Company employees, including the named executive officers, and directors are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of registrant equity securities. In addition, all Company employees and directors are prohibited from taking "short" positions in Company securities. Company employees (including the named executive officers) also may not pledge publicly traded Company securities or use such securities as collateral in connection with a loan or lending arrangement or engage in any similar activity that could trigger an involuntary sale of such securities, in each case, without the prior written consent of the Company's General Counsel or Global Chief Compliance Officer and, in certain instances, the Board.

Based on these policies and as disclosed elsewhere in this Proxy Statement, such consent has been granted with respect to shares pledged to a third party to secure payment for a loan by Mr. Rubenstein, Carlyle's Co-Founder and Co-Chairman of the Board. See "Beneficial Ownership." With respect to the shares pledged by Mr. Rubenstein as of April 2, 2024:

- None of the shares pledged were acquired through a Carlyle compensation plan.
- The pledged shares are not used to shift or hedge any economic risk in owning Carlyle shares. These shares collateralize a loan used to partially fund an outside personal business venture.

- As Mr. Rubenstein is a Co-Founder and Co-Chairman of the Board, Carlyle is pleased that Mr. Rubenstein pledged these shares instead of selling them and maintained his overall share ownership, which fully aligns his interests with those of our other shareholders.
- The pledged shares represent less than 1.9% of Carlyle's outstanding shares as of April 2, 2024, and therefore do not present any appreciable risk for investors or the Company.
- Mr. Rubenstein is one of the Company's largest shareholders, and a substantial portion of his personal net worth is in the form of Company stock. Mr. Rubenstein has pledged approximately 23% of his total share ownership.
- In accordance with certain guidelines monitored by the Audit Committee, Mr. Rubenstein has established his financial capacity to repay the loan without resorting to the pledged shares. In addition, Mr. Rubenstein's unpledged share ownership is very substantial and would likely be able to prevent any margin call.

No other Carlyle executive officer or Board member currently holds Carlyle securities that are pledged pursuant to a margin account, loan, or otherwise.

Clawback Policies

Incentive Compensation Clawback Policy

In 2021, the Compensation Committee adopted the Incentive Compensation Clawback Policy (the "Clawback Policy") in order to ensure that incentive compensation is paid or awarded based on accurate financial results and the correct calculation of performance against incentive targets, and to create and maintain a culture that emphasizes integrity and accountability and reinforces our pay-for-performance compensation policy.

Under the Clawback Policy, if the Compensation Committee determines that "incentive compensation" (which includes annual performance bonuses and time-based and performance-based long-term incentive awards, including cash, RSUs, stock options, stock appreciation rights, restricted stock, performance share units or other equity-based awards) of its current and former Section 16 officers or the heads of its business segments was overpaid, in whole or in part, as a result of a restatement of the reported financial results of the Company or any of its segments due to material non-compliance with financial reporting requirements (unless due to a change in accounting policy or applicable law), or due to such incentive compensation being calculated on the basis of inaccurate information, then the Compensation Committee will determine, in its discretion and as permitted by and consistent with applicable law, whether to seek to recover or cancel any overpayment of incentive compensation paid or awarded based on the inaccurate financial information or results that were later restated.

The Clawback Policy also provides that if a covered person engages in any detrimental activity (as defined in the Clawback Policy) as determined by the Compensation Committee, the Compensation Committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of such covered person's incentive compensation (determined as set forth above, and including future incentive compensation); or (ii) forfeiture by the covered person of any gain realized on the vesting or exercise of awards, and prompt repayment of any such gain to us.

The Compensation Committee may recoup amounts determined to be owed pursuant to the foregoing through all or any of (a) requiring reimbursement of amounts previously paid in cash, (b) seeking recovery or forfeiture of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any time-based or performance-based equity awards, (c) offsetting the recouped amount from any compensation otherwise owed to the covered individual, (d) cancelling outstanding vested or unvested time-based or performance-based equity awards, or (e) taking any other remedial or recovery action permitted by law.

Dodd-Frank Incentive Compensation Clawback Policy

In 2023, the Compensation Committee also adopted the Dodd-Frank Incentive Compensation Clawback Policy (the "Dodd-Frank Clawback Policy"), which is administered by the Compensation Committee, is in addition to the existing Clawback Policy, and is intended to comply with Nasdaq listing standards implementing Rule 10D-1 under the Exchange Act. The Dodd-Frank Clawback Policy provides for mandatory recoupment of any excess incentive-based compensation received by current and former executive officers (including the named executive officers) on or after October 2, 2023 in the event of a restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under federal securities laws. The policy applies to all "incentive compensation," which includes any compensation received by our executive officers that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, as defined in the listing standards.

Executive Stock Ownership Guidelines

In 2021, the Compensation Committee adopted Executive Stock Ownership Guidelines that apply to our executive officers. The Executive Stock Ownership Guidelines provide that our Chief Executive Officer must own stock with a value equal to the greater of (1) $6 million and (2) 6.0 times the Chief Executive Officer's base salary. However, Mr. Schwartz agreed in his Employment Agreement to beneficially own shares of our common stock with a minimum aggregate value of $10,000,000 during the term of his employment. As a result, the current stock ownership guidelines for our executive officers is as follows:

	Ownership Requirement (greater of)	
	Value of Stock	**Multiple of Annual Base Salary**
Chief Executive Officer	$10 million	N/A
Other Executive Officers	$2.5 million	3x

For these purposes, we also count outstanding time-based restricted stock and restricted stock unit awards, deferred shares or units and shares or share equivalents held in our 401(k) plan or any other qualified or nonqualified savings, profit-sharing or deferred compensation accounts as shares being "owned" by the applicable individual. Our covered executive officers are expected to be in compliance with these guidelines within 5 years of becoming subject to the guideline with respect to their then-current office. Our covered executive officers are also expected to retain at least 50% of the number of shares received upon the vesting or settlement of any company equity incentive award (net of taxes) until the guideline is satisfied or, if the covered executive officer is not in compliance within the required 5-year period, 75% of the number of shares received upon the vesting or settlement of any company equity incentive award (net of taxes). The Compensation Committee has discretion to grant waivers or exceptions to these guidelines, including under circumstances of individual hardship. As of December 31, 2023, all of our covered executive officers were in compliance with our Executive Stock Ownership Guidelines, other than Mr. Redett who is in a phase-in period for compliance with the Executive Stock Ownership Guidelines.

Perquisites

Other than certain benefits provided to Mr. Schwartz, including personal use of a car service and our payment of legal fees incurred in connection with the negotiation of Mr. Schwartz's employment agreement (and related agreements), during 2023 our named executive officers received no or minimal perquisites from the Company. For any perquisites our named executive officers do receive or may receive in the future, we do not provide tax gross up payments in respect of any such perquisites.

Tax and Accounting Considerations

As one element of our review process, we consider the impact of accounting implications and tax treatment of significant compensation decisions. Section 162(m) of the Internal Revenue Code of 1986 (as amended, the "Code") generally disallows publicly-listed companies from taking a tax deduction for compensation in excess of $1,000,000 paid to "covered employees," which "covered employees" can include the chief executive officer, the chief financial officer, the three other highest paid executive officers and certain individuals who were previously "covered employees." As accounting standards and applicable tax laws change and develop, it is possible that we may consider revising certain features of our executive compensation program to align with our overall compensation philosophy and objectives. However, we believe that these accounting and tax considerations are only one aspect of determining executive compensation and should not unduly influence compensation program design elements that are consistent with our overall compensation philosophy and objectives. Accordingly, we retain the discretion to design and implement compensation elements and programs that may not be tax deductible and/or that could have adverse accounting consequences.

COMPENSATION COMMITTEE REPORT

The current members of the Compensation Committee of the Board of Directors who are listed below have reviewed and discussed with management the foregoing Compensation Discussion and Analysis and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis should be included in this Proxy Statement.

Anthony Welters (Chair)
Lawton W. Fitt
Mark S. Ordan
Derica Rice

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table presents summary information concerning compensation of our named executive officers during the fiscal years indicated below. For our named executive officers who own direct carried interest allocations or allocations of incentive fees at the fund level, we have reported in the "All Other Compensation" column amounts that reflect the actual cash distributions received by our named executive officers in respect of such allocations during the relevant year. The Principal Positions referenced below are as of January 1, 2024.

Name and Principal Position	Year	Salary ($)	Cash Bonus ($)	Stock Awards ($)[(1)]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Harvey M. Schwartz Chief Executive Officer (principal executive officer)	2023	838,462	—	179,981,039	6,000,000 [(2)]	174,597 [(3)]	186,994,098
John Redett Chief Financial Officer (principal financial officer)	2023	500,000	2,250,000	—	—	79,346 [(4)]	2,829,346
Christopher Finn Chief Operating Officer	2023	500,000	2,250,000	6,774,172	—	577,147 [(5)]	10,101,319
	2022	500,000	1,750,000	3,108,697	—	1,168,413	6,527,110
	2021	275,000	2,750,000	11,149,577	—	1,477,717	15,652,294
Jeffrey W. Ferguson General Counsel	2023	500,000	1,575,000	6,419,168	—	237,132 [(6)]	8,731,300
William E. Conway, Jr. Former Interim Chief Executive Officer	2023	500,000	—	—	—	—	500,000
	2022	500,000	—	—	—	—	500,000
Bruce M. Larson Former Chief Human Resources Officer	2023	500,000	1,575,000	9,180,567	—	165,792 [(7)]	11,421,359
	2022	500,000	1,750,000	3,108,697	—	63,907	5,422,604
	2021	275,000	2,750,000	8,477,626	—	—	11,502,626
Curtis L. Buser Former Chief Financial Officer	2023	500,000	1,750,000	6,774,172	—	473,302 [(8)]	9,497,474
	2022	500,000	1,750,000	3,108,697	—	317,650	5,676,347
	2021	275,000	2,750,000	11,149,577	—	54,384	14,228,961

(1) This amount represents the aggregate grant date fair value of the RSUs and PSUs, as applicable, granted in the year shown, computed in accordance with U.S. GAAP pertaining to equity-based compensation. For additional information regarding the determination of grant-date fair value see Note 15 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. For 2023, amounts reported reflect: (i) the Sign-On RSU Award and the Sign-On PSU Award granted to Mr. Schwartz on February 15, 2023 in connection with the commencement of his employment, (ii) the annual time-vesting RSU awards that were granted to Messrs. Ferguson, Finn, Larson and Buser on February 1, 2023, (iii) the additional time-vesting RSUs granted to Messrs. Ferguson, Finn, Larson and Buser on February 1, 2023, and (iv) the one-year performance-vesting RSUs that vest based on achievement of FRE, RNPR and FEAUM Raised targets that were granted to Messrs. Ferguson, Finn, Larson and Buser on February 7, 2023. The grant date fair value of the Sign-On PSU Award granted to Mr. Schwartz was computed in accordance with U.S. GAAP pertaining to equity-based compensation based upon the estimated outcome of the market conditions as of the grant date. The Sign-On PSU Award granted to Mr. Schwartz was subject to market conditions, and not performance conditions, as defined under ASC Topic 718, and therefore did not have a maximum grant date fair value that differed from the grant date fair value reported in the table. The grant date fair values of the one-year performance-vesting RSUs granted that vest based on achievement of FRE, RNPR and FEAUM Raised targets were computed in accordance with U.S. GAAP pertaining to equity-based compensation based upon the probable outcome of the performance conditions as of the grant date. Assuming the highest level of performance achievement as of the grant date, the grant date fair values of the one-year performance-vesting RSU awards that vest based on the achievement of FRE, RNPR and FEAUM Raised targets would have been: Mr. Ferguson - $2,551,036; Mr. Finn - $4,464,226; Mr. Larson - $4,464,226; Mr. Buser - $4,464,226.

(2) This amount represents Mr. Schwartz's annual performance bonus in respect of 2023, which was determined based on the Compensation Committee's evaluation of Mr. Schwartz's and the Company's performance as measured against pre-established performance measures that the Compensation Committee determined and communicated to Mr. Schwartz during 2023, the outcome with respect to which was substantially uncertain at the time such targets were established.

(3) This amount represents our payment of $125,000 in legal fees incurred in connection with the negotiation of Mr. Schwartz's employment agreement (and related agreements) and $49,597 in respect of Mr. Schwartz's personal use of a car service.

(4) This amount represents actual cash distributions received by Mr. Redett in respect of direct carried interest allocations at the fund level of $79,346 in 2023.

(5) This amount represents cash distributions of $103,844 received by Mr. Finn in respect of his direct carried interest allocations at the fund level in 2023 and $473,303 received by Mr. Finn in respect of his CIP interest in 2023.

(6) This amount represents cash distributions of $479 received by Mr. Ferguson in respect of his direct carried interest allocations at the fund level in 2023 and $236,653 received by Mr. Ferguson in respect of his CIP interest in 2023.

(7) This amount represents cash distributions of $165,792 received by Mr. Larson in respect of his CIP interest in 2023.

(8) This amount represents cash distributions of $473,302 received by Mr. Buser in respect of his CIP interest in 2023.

Grants of Plan-Based Awards in 2023

The following table presents information concerning grants of plan-based awards in 2023 to our named executive officers. The dollar amounts shown under the column heading "Grant Date Fair Value of Stock and Option Awards" in the table below were calculated in accordance with ASC Topic 718. In accordance with the SEC's rules, any dividend equivalents that accrued on the executives' RSUs and PSUs are not reported below because dividends were factored into the grant date fair value of these awards. For additional information regarding the determination of grant date fair value, see Note 15 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

		Estimated Future Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
Harvey M. Schwartz									
CEO Performance Bonus[1]		$ 375,000	$ 3,000,000	$ 6,000,000					
Sign-On RSU Award[2]	2/15/2023				—	—	—	2,031,602	$ 71,999,975
Sign-On PSU Award[3]	2/15/2023				946,125	4,730,617	4,730,617	—	$ 107,981,064
John C. Redett	—				—	—	—	—	$ —
Christopher Finn									
Annual Time-Vesting RSUs[4]	2/1/2023				—	—	—	111,235	$ 3,609,576
Additional Time-Vesting RSUs[5]	2/1/2023				—	—	—	28,736	$ 932,483
One-Year Performance-Vesting RSUs[6]	2/7/2023				8,111	64,887	129,774	—	$ 2,232,113
Jeffrey W. Ferguson									
Annual Time-Vesting RSUs[4]	2/1/2023				—	—	—	74,157	$ 2,406,395
Additional Time-Vesting RSUs[5]	2/1/2023				—	—	—	84,353	$ 2,737,255
One-Year Performance-Vesting RSUs[6]	2/7/2023				4,635	37,079	74,158	—	$ 1,275,518
William E. Conway, Jr.	—				—	—	—	—	$ —
Bruce M. Larson									
Annual Time-Vesting RSUs[4]	2/1/2023				—	—	—	111,235	$ 3,609,576
Additional Time-Vesting RSUs[5]	2/1/2023				—	—	—	102,893	$ 3,338,878
One-Year Performance-Vesting RSUs[6]	2/7/2023				8,111	64,887	129,774	—	$ 2,232,113
Curtis L. Buser									
Annual Time-Vesting RSUs[4]	2/1/2023				—	—	—	111,235	$ 3,609,576
Additional Time-Vesting RSUs[5]	2/1/2023				—	—	—	28,736	$ 932,483
One-Year Performance-Vesting RSUs[6]	2/7/2023				8,111	64,887	129,774	—	$ 2,232,113

(1) Represents the Annual Performance Bonus opportunity pursuant to the terms of Mr. Schwartz's Employment Agreement, the terms of which are summarized under "Annual Cash Performance Awards—Chief Executive Officer Performance Bonus" above. For purposes of the calculation of Mr. Schwartz's threshold award, the amount reflected in the table assumes that the Company achieved threshold performance on one of the award's financial performance goals, which accounted for 25% of the award, resulting in 12.5% of the target award being earned. The actual amounts paid are described in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above.

(2) Represents the Sign-On RSU Award awarded to Mr. Schwartz. This RSU grant is eligible to vest in four equal installments of 25% on February 1 of each of 2024, 2025, 2026, and 2027, respectively, with settlement to occur, in each case, on December 15 of the prior year, subject to clawback if the service requirement is not met.

(3) Represents the Sign-On PSU Award awarded to Mr. Schwartz. This PSU grant is eligible to vest in five equal installments of 20% based on Mr. Schwartz's continued service through at least February 1 of each of 2024, 2025, 2026, 2027, and 2028, respectively, and based on the attainment of 45-consecutive trading day average closing stock prices of $42.74, $51.29, $58.12, $64.96, and $71.80, respectively. The $64.96 and $71.80 tranches are also subject to additional market-based vesting conditions relating to total shareholder return (linked to the 60th percentile of the constituent companies in the S&P 500 Financials Index). The period for measuring the achievement of the stock price hurdles began on February 15, 2023, and ends on January 31, 2028. The grant date fair value of these RSUs was computed in accordance with U.S. GAAP pertaining to equity-based compensation based upon the probable outcome of the market conditions as of the grant date.

(4) Represents annual time-vesting RSU grants awarded to Messrs. Finn, Ferguson, Larson, and Buser. These RSU grants will be eligible to vest 40% on August 1, 2024, 30% on August 1, 2025, and 30% on August 1, 2026. In connection with his retirement on December 31, 2023, Mr. Buser forfeited his award and no portion vested.

(5) Represents additional time-vesting RSU grants awarded to Messrs. Finn, Ferguson, Larson, and Buser. These RSU grants will be eligible to vest 40% on August 1, 2024, 30% on August 1, 2025, and 30% on August 1, 2026. In connection with his retirement on December 31, 2023, Mr. Buser forfeited his award and no portion vested.

(6) Represents performance-vesting RSU awards that vest based on achievement of FRE, RNPR, and FEAUM Raised targets granted to Messrs. Finn, Ferguson, Larson, and Buser. The grant date fair value of these performance-vesting RSUs was computed in accordance with U.S. GAAP pertaining to equity-based compensation based upon the probable outcome of the performance conditions as of the grant date. In connection with his retirement on December 31, 2023, Mr. Buser forfeited his award and no portion vested.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Equity Incentive Plan Awards

In connection with our initial public offering, the firm adopted the Equity Incentive Plan (which was subsequently amended and restated to reflect our conversion to a corporation and was further amended and restated on June 1, 2021 and on May 30, 2023), which is a source of new equity-based awards and permits us to grant to our senior Carlyle professionals, employees, directors, and consultants awards of non-qualified options, stock appreciation rights, common stock, restricted stock, RSUs, phantom stock units, and other awards based on our common stock. Unvested annual discretionary RSUs generally will be forfeited upon termination of employment unless, in certain instances, such termination is within a fixed period following the occurrence of a Change in Control (as defined in the Equity Incentive Plan), due to the holder's death or disability or due to the holder's involuntary termination. For a description of the potential vesting that the named executive officers may be entitled to with respect to such RSU awards in connection with a Change in Control or certain terminations of employment see "—Potential Payments upon Termination or Change in Control" below. In addition, all vested and unvested annual/discretionary RSUs will be immediately forfeited in the event the holder is terminated for cause, or if such person materially breaches any applicable restrictive covenant. For RSU awards made in February 2018 and later, the award agreements generally contain non-solicitation provisions that restrict participants' ability to solicit Carlyle investors or employees during the one-year period following a participant's termination of the provision of services to Carlyle. For more information regarding these RSUs granted to our named executive officers under the Equity Incentive Plan, including the vesting criteria, see the sections entitled "Compensation Elements—Long-Term Equity Awards" above.

Inducement Awards

In connection with the commencement of Mr. Schwartz's service on February 15, 2023, Mr. Schwartz received the Sign-On RSU Award and the Sign-On PSU Award pursuant to the Nasdaq "inducement award" exception under Nasdaq Listing Rule 5635(c)(4). Although these awards were not granted under the Equity Incentive Plan, they are generally subject to the terms of the Equity Incentive Plan. For more information regarding these RSU and PSU awards granted to Mr. Schwartz, including the vesting criteria and the entitlement to accrue dividend equivalent units as and when we pay dividends on our shares of common stock, see the section entitled "Compensation Elements—Long-Term Equity Awards—CEO Sign-On RSU/PSU Awards" above. Any RSUs under the Sign-On RSU Award and any PSUs under the Sign-On PSU Award generally will be forfeited upon a termination of employment unless, in certain instances, such termination is due to Mr. Schwartz's involuntary termination (including one that occurs within a fixed period following the occurrence of a Change in Control) or due to his death or disability. For a description of the potential vesting that Mr. Schwartz may be entitled to with respect to such RSU/PSU awards in connection with such terminations of employment see "—Potential Payments upon Termination or Change in Control" below.

Outstanding Equity Awards at 2023 Fiscal Year-End

The following table provides information regarding outstanding unvested equity awards held by our named executive officers as of December 31, 2023. The dollar amounts shown in the table below were calculated by multiplying the number of unvested RSUs reported for the named executive officer by the closing market price of $40.69 per share on December 29, 2023, the last trading day of 2023.

	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Number of Equity Incentive Shares or Units of Stock That Have Not Vested (#)	Market Value of Equity Incentive Shares or Units of Stock That Have Not Vested ($)
Harvey M. Schwartz	1,591,563 (1)	$ 64,760,698	4,941,317 (5)	$ 201,062,189
John C. Redett	—	$ —	—	$ —
Christopher Finn	308,414 (2)	$ 12,549,366	46,402 (6)	$ 1,888,097
Jeffrey W. Ferguson	260,776 (3)	$ 10,610,975	30,935 (7)	$ 1,258,745
William E. Conway, Jr.	—	$ —	—	$ —
Bruce Larson	376,919 (4)	$ 15,336,834	46,402 (6)	$ 1,888,097
Curtis L. Buser	— (8)	$ —	— (8)	$ —

(1) The amount reported for Mr. Schwartz is composed of 1,591,563 Sign-On RSUs (including dividend equivalent units) of which 530,524 will be eligible to vest on December 15, 2024, 530,520 will be eligible to vest on December 15, 2025, and 530,519 will be eligible to vest on December 15, 2026).

(2) The amount reported for Mr. Finn is composed of 73,837 discretionary/annual time-vesting RSUs and 11,496 additional 2023 time-vesting RSUs that will be eligible to vest on August 1, 2024; 42,931 discretionary/annual time-vesting RSUs and 8,620 additional 2023 time-vesting RSUs that will be eligible to vest on August 1, 2025; 33,370 discretionary/annual time-vesting RSUs and 8,620 additional 2023 time-vesting RSUs that will be eligible to vest on August 1, 2026; 69,603 time-vesting strategic equity RSUs of which 23,201 time-vesting strategic equity RSUs vested on February 1, 2024, and 46,402 time-based strategic equity RSUs will be eligible to vest on February 1, 2025; 36,736 one-year performance-vesting RSUs that were earned as of the end of the fiscal year based on 2023 performance and that vested on February 6, 2024, the date we certified the attainment of the established performance metrics; and 23,201 performance-vesting strategic equity RSUs that were earned as of the end of the fiscal year based on 2023 performance and vested on February 6, 2024, the date we certified the attainment of the established performance metrics.

(3) The amount reported for Mr. Ferguson is composed of 43,604 discretionary/annual time-vesting RSUs and 33,743 additional 2023 time-vesting RSUs that will be eligible to vest on August 1, 2024; 27,710 discretionary/annual time-vesting RSUs and 25,305 additional 2023 time-vesting RSUs that will be eligible to vest on August 1, 2025; 22,247 discretionary/annual time-vesting RSUs and 25,305 additional 2023 time-vesting RSUs that will be eligible to vest on August 1, 2026; 46,402 time-vesting strategic equity RSUs of which 15,467 time-vesting strategic equity RSUs vested on February 1, 2024, and 30,935 time-based strategic equity RSUs will be eligible to vest on February 1, 2025; 20,993 one-year performance-vesting RSUs that were earned as of the end of the fiscal year based on 2023 performance and that vested on February 6, 2024, the date we certified the attainment of the established performance metrics; and 15,467 performance-vesting strategic equity RSUs that were earned as of the end of the fiscal year based on 2023 performance and vested on February 6, 2024, the date we certified the attainment of the established performance metrics.

(4) The amount reported for Mr. Larson is composed of 68,185 discretionary/annual time-vesting RSUs and 41,159 additional 2023 time-vesting RSUs that will be eligible to vest on August 1, 2024; 42,931 discretionary/annual time-vesting RSUs and 30,867 additional 2023 time-vesting RSUs that will be eligible to vest on August 1, 2025; 33,370 discretionary/annual time-vesting RSUs and 30,867 additional 2023 time-vesting RSUs that will be eligible to vest on August 1, 2026; 69,603 time-vesting strategic equity RSUs of which 23,201 time-vesting strategic equity RSUs vested on February 1, 2024, and 46,402 time-based strategic equity RSUs will be eligible to vest on February 1, 2025; 36,736 one-year performance-vesting RSUs that were earned as of the end of the fiscal year based on 2023 performance and that vested on February 6, 2024, the date we certified the attainment of the established performance metrics; and 23,201 performance-vesting strategic equity RSUs that were earned as of the end of the fiscal year based on 2023 performance and vested on February 6, 2024, the date we certified the attainment of the established performance metrics.

(5) The amount reported for Mr. Schwartz is composed of 4,941,317 Sign-On PSUs (including dividend equivalent units), the performance-vesting and service-vesting conditions of which are described under "Compensation Discussion and Analysis—Compensation Elements—Long-Term Equity Awards—CEO Sign-On RSU/PSU Awards." The number of Sign-on PSUs reported reflects the total number of PSUs granted even though the performance period will not end until February 1, 2028 and vesting is contingent on meeting absolute stock price hurdles and, for certain tranches of the award, the Company's relative TSR performance. There is no assurance that these PSUs will be earned.

(6) The amount reported for Messrs. Finn and Larson is composed of 46,402 performance-vesting strategic equity RSUs that are eligible to vest in February 2025.

(7) The amount reported for Mr. Ferguson is composed of 30,935 performance-vesting strategic equity RSUs that are eligible to vest in February 2025.

(8) Mr. Buser forfeited all outstanding and unvested RSUs in connection with his retirement on December 31, 2023.

Option Exercises and Stock Vested in 2023

As we have never issued any options, our named executive officers had no option exercises during the year ended December 31, 2023. Certain of our named executive officers had equity awards vest during the year ended December 31, 2023, as reflected below.

	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(6)
Harvey M. Schwartz[(1)]	530,524	$ 22,197,124
John C. Redett	—	$ —
Christopher Finn[(2)]	117,540	$ 4,230,682
Jeffrey W. Ferguson[(3)]	66,015	$ 2,381,072
William E. Conway, Jr.	—	$ —
Bruce M. Larson[(4)]	92,664	$ 3,348,828
Curtis L. Buser[(5)]	117,540	$ 4,230,682

(1) The value for Mr. Schwartz is based on the value of 530,524 shares received upon the vesting of RSUs under his Sign-On RSU Award (including dividend equivalent units credited on such RSUs) on December 15, 2023.

(2) The value for Mr. Finn is based on the value of 23,201 shares received upon the vesting of RSUs on February 1, 2023, 42,585 shares received upon the vesting of RSUs on February 7, 2023 and 51,754 shares received upon the vesting of RSUs on August 1, 2023.

(3) The value for Mr. Ferguson is based on the value of 15,468 shares received upon the vesting of RSUs on February 1, 2023, 26,545 shares received upon the vesting of RSUs on February 7, 2023 and 24,002 shares received upon the vesting of RSUs on August 1, 2023.

(4) The value for Mr. Larson is based on the value of 23,201 shares received upon the vesting of RSUs on February 1, 2023, 42,585 shares received upon the vesting of RSUs on February 7, 2023 and 26,878 shares received upon the vesting of RSUs on August 1, 2023.

(5) The value for Mr. Buser is based on the value of 23,201 shares received upon the vesting of RSUs on February 1, 2023, 42,585 shares received upon the vesting of RSUs on February 7, 2023 and 51,754 shares received upon the vesting of RSUs on August 1, 2023.

(6) The value realized on vesting was calculated by multiplying the number of shares of common stock received upon vesting by the closing market price per share of common stock on the applicable vesting date.

Pension Benefits for 2023

We do not provide pension benefits to our named executive officers.

Nonqualified Deferred Compensation for 2023

We do not provide defined contribution plans for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments Upon Termination or Change in Control

Other than as described below, none of our named executive officers are entitled to any additional payments or benefits upon termination of employment, upon a change in control of our company or upon retirement, death or disability.

Severance Arrangements

Chief Executive Officer

Mr. Schwartz's Employment Agreement provides that upon either (i) an involuntary termination of Mr. Schwartz's employment by Carlyle without Cause (as defined in the Employment Agreement) or (ii) Mr. Schwartz's resignation from his employment with Carlyle for Good Reason (as defined in the Employment Agreement), in exchange for Mr. Schwartz's execution and non-revocation of a release of claims, resignation from all offices and directorships then held with Carlyle and its affiliates and compliance with restrictive covenants, Mr. Schwartz will be entitled to receive cash severance, payable in a lump sum within 60 days following the termination date, equal to (a) one and one-half (1.5) times the sum of (i) his annual base salary plus (ii) his target annual bonus amount and (b) a prorated portion of his target annual bonus for the year of termination (with such proration determined based on the number of days served in the year of termination through the termination date over the number of days in such year). Mr. Schwartz would also be entitled to a subsidy for continued health insurance coverage under COBRA for so long as he is eligible (or until he is eligible for substantially equivalent health insurance coverage in connection with new employment, if earlier), or a taxable monthly payment in lieu thereof to the extent required by applicable law.

Had Mr. Schwartz's employment been involuntarily terminated by Carlyle without Cause or by Mr. Schwartz for Good Reason, in either case, on December 29, 2023, the last business day of 2023, Mr. Schwartz would have been entitled to (i) a cash payment of $9,000,000 (which is the sum of (a) one and one-half (1.5) times the sum of Mr. Schwartz's annual base salary of $1,000,000 plus Mr. Schwartz's target annual bonus amount of $3,000,000, plus (b) Mr. Schwartz's target annual bonus for 2023 of $3,000,000) and (ii) a monthly subsidy for continued health insurance coverage under COBRA for so long as he is eligible (or until he is eligible for substantially equivalent health insurance coverage in connection with new employment, if earlier), or a taxable monthly payment in lieu thereof ($896 per month based on 2023 rates).

Mr. Schwartz's Employment Agreement also provides that if the foregoing types of termination (an involuntary termination by Carlyle without Cause or Mr. Schwartz's resignation for Good Reason) occurs within either (1) the two-year period following the occurrence of a Change in Control (as defined in the Equity Incentive Plan) or (2) the period commencing upon the execution of an agreement between Carlyle and another entity or entities, the consummation of which would result in a Change in Control and ending on the date that such Change in Control occurs or, if earlier, the date that such agreement is terminated without the consummation of a Change in Control (each, a "Change in Control Period"), then, subject to the same conditions for payment set forth above, Mr. Schwartz would be entitled to receive the same payments and benefits set forth above, except that the amount of the severance payment will be determined as two (2) times the sum of (i) Mr. Schwartz's annual base salary plus (ii) Mr. Schwartz's annual target bonus amount (rather than one and one-half (1.5) times for the payment set forth above for a qualifying termination outside of the context of a Change in Control).

Had Mr. Schwartz's employment been involuntarily terminated by Carlyle without Cause or by Mr. Schwartz for Good Reason, in either case, during a Change in Control Period and on December 29, 2023, the last business day of 2023, Mr. Schwartz would have been entitled to (i) a cash payment of $11,000,000 (which is the sum of (a) two (2) times the sum of Mr. Schwartz's annual base salary of $1,000,000 plus Mr. Schwartz's target annual bonus amount of $3,000,000, plus (b) Mr. Schwartz's target annual bonus for 2023 of $3,000,000) and (ii) a monthly subsidy for continued health insurance coverage under COBRA for so long as he is eligible (or until he is eligible for substantially equivalent health insurance coverage in connection with new employment, if earlier), or a taxable monthly payment in lieu thereof ($896 per month based on 2023 rates).

If Mr. Schwartz's employment is terminated as a result of his death or "Disability" (as defined in the Employment Agreement), then Mr. Schwartz (or his estate) shall be entitled to a prorated portion of Mr. Schwartz's target annual bonus for the year of termination (with such proration determined based on the number of days served in the year of termination through the termination date over the number of days in such year).

Had Mr. Schwartz's employment been terminated as a result of his death or Disability, in either case, on December 29, 2023, the last business day of 2023, Mr. Schwartz (or his estate) would have been entitled to payment of $3,000,000, which is Mr. Schwartz's target annual bonus amount for 2023.

Other Named Executive Officers

Pursuant to the terms of the Employment Agreement we entered into with Mr. Larson on August 5, 2019, if we terminate Mr. Larson without “Cause” or if Mr. Larson resigns for “Good Reason” (as such terms are defined in the Employment Agreement), Mr. Larson is entitled to receive cash severance of 25% of his annual base salary, in exchange for his timely execution and non-revocation of a release of claims in our favor. Had such a termination of employment occurred on December 29, 2023, the last business day of 2023, Mr. Larson would have been entitled to receive cash severance in the amount of $125,000, which is 25% of his annual base salary amount as of December 29, 2023 of $500,000. Mr. Larson is not entitled to receive any additional cash payments in connection with a termination of his service due to his death or disability.

None of Messrs. Redett, Ferguson, Finn, Conway, or Buser are entitled to receive cash severance in connection with a termination of their employment.

As described above under “—Other Named Executive Officer Annual Performance Bonuses,” Mr. Buser received an annual bonus in respect of his service during calendar year 2023, which was paid to Mr. Buser following the termination of his employment but which was not in the nature of severance.

Long-Term Equity Awards

Chief Executive Officer Sign-On Awards

Mr. Schwartz’s Sign-On RSU Award agreement provide that upon either (i) an involuntary termination of Mr. Schwartz’s employment by Carlyle without Cause or (ii) Mr. Schwartz’s resignation from his employment with Carlyle for Good Reason, in either case, while any portion of the Sign-On RSU Award remains outstanding and unvested, Mr. Schwartz will immediately vest in the next tranche of the Sign-On RSU Award that would have vested if not for such termination, and any other outstanding and unvested portion of the Sign-On RSU Award would be forfeited. If such a termination occurs while any portion of the Sign-On PSU Award remains outstanding and unvested, then Mr. Schwartz will immediately vest in any tranche(s) of the Sign-On PSU Award for which the applicable performance target(s) have been achieved but for which the applicable minimum service period(s) have not been achieved as of the date of such termination, and Mr. Schwartz would vest in any tranche(s) of the Sign-On PSU Award for which the applicable performance target(s) are achieved following the termination date based on a 45-trading day measurement period beginning no later than the date of such termination of employment. In addition, any remaining portion of the Sign-On PSU Award that does not vest in accordance with the foregoing would remain outstanding and unvested for the duration of the performance period, and Mr. Schwartz would be eligible to vest in a pro-rata portion of such PSUs for which the performance target(s) are satisfied, reduced by the number of PSUs that were earned prior to or in connection with such termination of employment.

Had Mr. Schwartz’s employment been involuntarily terminated by Carlyle without Cause or by Mr. Schwartz for Good Reason, in either case, on December 29, 2023, the last trading day of 2023, Mr. Schwartz would have vested in the following number of RSUs and PSUs, having the following value based on our closing market price of $40.69 per share on December 29, 2023, the last trading day of 2023: (i) 530,524 RSUs under the Sign-On RSU Award, with an aggregate value of $21,587,022 and (ii) no PSUs under the Sign-On PSU Award because no performance target was achieved prior to December 29, 2023 (nor in the 45-trading day period following December 29, 2023), but Mr. Schwartz would remain eligible to vest in up to 905,908 PSUs underlying the Sign-On PSU Award (which is 11/60 of the 4,941,317 PSUs underlying the Sign-On PSU Award outstanding as of December 29, 2023), with an aggregate value (as of December 29, 2023) of $36,861,397 if the applicable performance conditions are satisfied during the performance period ending January 31, 2028.

If there is a Change in Control involving the acquisition of 50% or more of the total voting power of our shares of common stock, including by way of merger, consolidation or otherwise, while any portion of the Sign-On PSU Award remains outstanding and unvested, the corresponding stock price hurdle achievement associated with any unvested tranche of the Sign-On PSU Award will be measured as of the second to last trading day immediately preceding the date on which such Change in Control occurs, and if such stock price achievement is between two hurdles, the hurdle associated with the higher stock price will be deemed achieved in part based on linear interpolation between the two stock price hurdles. In addition, the achievement of the relative TSR goal for any such tranche will be measured as of the date of first public announcement of the Change in Control transaction. Any tranche that becomes earned upon a Change in Control pursuant to the foregoing will remain outstanding and subject to satisfaction of the associated service-based vesting condition. Had there been such a Change in Control transaction on December 29, 2023, the last trading day of 2023, none of the PSUs underlying the Sign-On PSU Award would have been deemed earned, because none of the performance conditions had been achieved.

If Mr. Schwartz's employment is involuntarily terminated by Carlyle without Cause or by Mr. Schwartz for Good Reason, in either case, during a Change in Control Period (as defined under his employment agreement) and while any portion of the Sign-On RSU Award remains outstanding and unvested, then any such outstanding and unvested portion of the Sign-On RSU Award will immediately vest as of the date of such termination of service. Had Mr. Schwartz's employment been involuntarily terminated by Carlyle without Cause or by Mr. Schwartz for Good Reason, in either case, during a Change in Control Period and on December 29, 2023, the last trading day of 2023, Mr. Schwartz would have vested in the 1,591,563 RSUs underlying the Sign-On RSU Award, having a value of $64,760,699 based on our closing market price of $40.69 per share on December 29, 2023, the last trading day of 2023.

If there is a Change in Control involving the acquisition of 50% or more of the total voting power of our shares of common stock, including by way of merger, consolidation or otherwise, and Mr. Schwartz's employment is terminated by Carlyle without Cause or by Mr. Schwartz for Good Reason, in either case within two (2) years following such Change in Control and while any portion of the Sign-On PSU Award remains outstanding and unvested, then any tranche of the Sign-On PSU Award for which the applicable performance conditions have been satisfied as of the date of such termination will become vested as of the date of such termination. Had there been such a Change in Control transaction and Mr. Schwartz's employment was terminated by Carlyle without Cause or by Mr. Schwartz for Good Reason on December 29, 2023, the last trading day of 2023, none of the PSUs underlying the Sign-On PSU Award would have vested, because none of the performance conditions had been achieved.

If there is a Change in Control involving a change in the constitution of the majority of directors serving on the Board and Mr. Schwartz's employment is terminated without Cause or by Mr. Schwartz for Good Reason, in either case within two (2) years following such Change in Control and while any portion of the Sign-On PSU Award remains outstanding and unvested, then such unvested portion of the Sign-On PSU Award will be treated in the same manner as if Mr. Schwartz's employment was terminated without Cause or by Mr. Schwartz for Good Reason outside of a Change in Control Period, except that such previously unvested portion that becomes vested in connection with such termination of employment will not be subject to proration. This treatment will also apply if Mr. Schwartz's employment is terminated without Cause or by Mr. Schwartz for Good Reason, in either case, after the execution by Carlyle and another entity or entities of an agreement the consummation of which would result in a Change in Control and, at the time of the termination of Mr. Schwartz's employment, such Change in Control has not occurred. Had either of these events occurred on December 29, 2023, the last business day of 2023, Mr. Schwartz would not have vested in any PSUs under the Sign-On PSU Award because no performance target was achieved prior to December 29, 2023 (nor in the 45-trading day period following December 29, 2023), but Mr. Schwartz would have remained eligible to vest in the 4,941,317 PSUs underlying the Sign-On PSU Award outstanding as of December 29, 2023, the last trading day of 2023, with an aggregate value of $201,062,189 (based on our closing market price of $40.69 per share on December 29, 2023, the last trading day of 2023) if the applicable performance conditions are satisfied during the relevant performance period.

If Mr. Schwartz's employment is terminated as a result of his death or Disability while any portion of his Sign-On RSU Award remains outstanding and unvested, Mr. Schwartz will immediately vest in the next tranche of the Sign-On RSU Award that would have vested if not for such termination, and any other outstanding and unvested portion of the Sign-On RSU Award would be forfeited. If Mr. Schwartz's employment is terminated as a result of his death or Disability while any portion of the Sign-On PSU Award remains outstanding and unvested, then Mr. Schwartz (or his estate) will immediately vest in any tranche(s) of the Sign-On PSU Award for which the applicable performance target(s) have been achieved but for which the applicable minimum service period(s) have not been achieved as of the date of such termination, and, if applicable, Mr. Schwartz (or his estate) will immediately vest in a portion of any other tranche(s) of the Sign-On PSU Award for which the applicable performance target(s) have not been achieved as of the date of such termination, determined as the product of (1) the PSUS covered by each such outstanding tranche for which the applicable performance target(s) have not been achieved, times (2) 50%, and prorated based on the number of months during which Mr. Schwartz was employed by Carlyle prior to such termination of employment (rounded up to the nearest whole month) over 60. Any remaining outstanding and unvested portion of the Sign-On PSU Award would be forfeited.

Had Mr. Schwartz's employment been terminated as a result of Mr. Schwartz's death or Disability, in either case, on December 29, 2023, the last business day of 2023, Mr. Schwartz would have vested in the following number of RSUs and PSUs, having the following value based on our closing market price of $40.69 per share on December 29, 2023, the last trading day of 2023: (i) 530,524 RSUs under the Sign-On RSU Award (which is the tranche of the Sign-On RSU Award next-scheduled to vest on December 15, 2024), with an aggregate value of $21,587,022, and (ii) 452,954 PSUs under the Sign-On RSU Award (which is the product of (1) 4,941,317 PSUs outstanding under the Sign-On PSU Award as of such date, times (2) 50%, and pro-rated by 11/60), with an aggregate value of $18,430,699.

Other Named Executive Officers

Mr. Buser forfeited all of his unvested RSU awards upon his retirement on December 31, 2023.

Upon the occurrence of a termination of employment because of death or Disability (as defined in the Equity Incentive Plan), any unvested time-vesting RSUs held by Messrs. Ferguson, Finn, and Larson (as of December 29, 2023, Messrs. Redett and Conway did not have any unvested time-vesting RSUs) will automatically be deemed vested as of immediately prior to such termination of employment. In addition, upon the occurrence of a termination of employment because of death or Disability, any unvested performance-vesting RSUs will vest (at target, where applicable) if such termination occurs prior to completion of the performance period or at actual performance if the termination occurs after completion of the performance period but prior to the applicable vesting date. Had such a termination of employment occurred on December 29, 2023, the last business day of 2023, each of Messrs. Ferguson, Finn, and Larson would have vested in the following numbers of RSUs, having the following values based on our closing market price of $40.69 per share on December 29, 2023: Mr. Finn - 354,816 RSUs with an aggregate value of $14,437,463 (which is comprised of 150,138 discretionary/annual time-vesting RSUs, 36,736 one-year performance-vesting RSUs based on actual performance, 28,736 additional 2023 time-vesting RSUs, 69,603 time-vesting strategic equity RSUs, and 69,603 performance-vesting strategic equity RSUs (of which 23,201 would vest based on actual performance)); Mr. Ferguson - 291,711 RSUs with an aggregate value of $11,869,721 (which is comprised of 93,561 discretionary/annual time-vesting RSUs, 20,993 one-year performance-vesting RSUs based on actual performance, 84,353 additional 2023 time-vesting RSUs, 46,402 time-vesting strategic equity RSUs, and 46,402 performance-vesting strategic equity RSUs (of which 15,467 would vest based on actual performance)); Mr. Larson - 423,321 RSUs, with an aggregate value of $17,224,931 (which is comprised of 144,486 discretionary/annual time-vesting RSUs, 102,893 additional 2023 time-vesting RSUs, 69,603 time-vesting strategic equity RSUs and 69,603 performance-vesting strategic equity RSUs (of which 23,201 would vest based on actual performance).

For purposes of any time-vesting RSU awards granted prior to January 1, 2022 to Messrs. Ferguson, Finn, and Larson, upon the occurrence of a Change in Control (as defined in the Equity Incentive Plan), any such time-vesting RSUs will automatically be deemed vested as of immediately prior to the occurrence of such Change in Control. In addition, upon the occurrence of a Change in Control, any unvested performance-vesting RSUs held by Messrs. Ferguson, Finn, and Larson that were granted prior to January 1, 2022 will vest (at target, where applicable) if such Change in Control occurs prior to completion of the performance period or at actual performance if such Change in Control occurs after completion of the performance period but prior to the applicable vesting date. Had such a Change in Control occurred on December 29, 2023, the last business day of 2023, each of Messrs. Ferguson, Finn, and Larson would have vested in the following numbers of RSUs, having the following values based on our closing market price of $40.69 per share on December 29, 2023: Mr. Finn - 158,987 RSUs with an aggregate value of $6,469,181 (which is comprised of 19,781 discretionary/annual time-vesting RSUs, 69,603 time-vesting strategic equity RSUs, and 69,603 performance-vesting strategic equity RSUs (of which 23,201 would vest based on actual performance)); Mr. Ferguson - 101,282 RSUs with an aggregate value of $4,121,165 (which is comprised of 8,478 discretionary/annual time-vesting RSUs, 46,402 time-vesting strategic equity RSUs, and 46,402 performance-vesting strategic equity RSUs (of which 15,467 would vest based on actual performance)); Mr. Larson - 153,335 RSUs, with an aggregate value of $6,239,201 (which is comprised of 14,129 discretionary/annual time-vesting RSUs, 69,603 time-vesting strategic equity RSUs, and 69,603 performance-based strategic equity RSUs (of which 23,201 would vest based on actual performance)).

In addition, for purposes of the time-vesting awards granted following January 1, 2022 to Messrs. Ferguson, Finn, and Larson (as of December 29, 2023, Messrs. Redett and Conway had not received any RSU awards since January 1, 2022), upon the occurrence of a termination of the applicable named executive officer's employment without "Cause" (as defined in the applicable RSU award agreement) that occurs within 12 months following the occurrence of a Change in Control, any such unvested time-vesting RSUs will automatically be deemed vested as of immediately prior to the occurrence of such termination of employment. In addition, upon the occurrence of such a termination of employment, any unvested performance-vesting RSUs granted following January 1, 2022 (other than the PSUs granted pursuant to the 2024 Stock Price Appreciation PSU Award Program) to Messrs. Ferguson, Finn, and Larson will vest (at target, where applicable) if such termination occurs prior to completion of the performance period or at actual performance if such termination occurs after completion of the performance period but prior to the applicable vesting date. Had such a termination occurred on December 29, 2023, the last business day of 2023, then in addition to the RSUs that would have vested in accordance with the prior paragraph as a result of the Change in Control that would have preceded such termination, each of Messrs. Ferguson, Finn, and Larson would have vested in the following additional numbers of RSUs, having the following values based on our closing market price of $40.69 per share on December 29, 2023: Mr. Finn - 195,829 RSUs with an aggregate value of $7,968,282 (which is comprised of 130,357 discretionary/annual time-vesting RSUs, 28,736 additional 2023 time-vesting RSUs, and 36,736 one-year performance-vesting RSUs based on actual performance); Mr. Ferguson - 190,429 RSUs with an aggregate value of $7,748,556 (which is comprised of 85,083 discretionary/annual time-vesting RSUs, 84,353 additional 2023 time-vesting RSUs, and 20,993 one-year performance-vesting RSUs based on actual performance); Mr. Larson - 269,986 RSUs, with an aggregate value of $10,985,730 (which is comprised of 130,357 discretionary/annual time-vesting RSUs, 102,893 additional 2023 time-vesting RSUs, and 36,736 one-year performance-vesting RSUs based on actual performance).

Equity Awards Granted in 2024

For purposes of the Bonus Deferral Program RSUs awarded to Messrs. Redett, Ferguson, Finn, and Larson in February 2024, upon the occurrence of the applicable named executive officer's death or termination due to Disability, and outstanding and unvested Bonus Deferral Program RSUs will vest effective as of the date of such termination. In addition, if the applicable named executive officer's employment is terminated by Carlyle without Cause, subject to such named executive officer's execution of a release of claims in favor of Carlyle and continued compliance with any restrictive covenants to which such named executive officer is subject, any unvested Bonus Deferral Program RSUs will remain eligible to vest on the scheduled vesting dates. If the applicable named executive officer retires (which, for purposes of the Bonus Deferral Program RSUs, means the termination of the applicable named executive officer's employment after having reached age 55 and with at least five full years of service with Carlyle, and after satisfaction of any contractual notice requirements), subject to such named executive officer's continuing compliance with any restrictive covenants to which such named executive officer is subject, any unvested Bonus Deferral Program RSUs will remain eligible to vest on the scheduled vesting dates. The Bonus Deferral Program RSUs were not outstanding as of December 29, 2023, the last business day of 2023, and accordingly, if any of the applicable named executive officers were terminated without Cause or retired, in either case, on December 29, 2023, there would have been no effect on the Bonus Deferral Program RSUs.

For purposes of the PSUs awarded to Messrs. Schwartz, Redett, and Finn pursuant to the 2024 Stock Price Appreciation PSU Award Program in February 2024, upon the occurrence of the applicable named executive officer's death or termination due to Disability, any PSUs for which the applicable stock price vesting condition has been satisfied but for which the applicable service condition has not been satisfied as of the date of such event will vest. In addition, if the applicable named executive officer's employment is terminated by Carlyle without Cause, subject to such named executive officer's execution of a release of claims in favor of Carlyle and continued compliance with any restrictive covenants to which such named executive officer is subject, any PSUs for which the applicable stock price vesting condition has been satisfied but for which the applicable service condition has not been satisfied as of the effective date of such termination will vest.

If there is a Change in Control that meets the requirements under Section 2(g)(i) of the Equity Incentive Plan (regarding the acquisition of 50% or more of the total voting power of our shares of common stock, including by way of merger, consolidation or otherwise) while any portion of the PSUs remain outstanding and unvested, the corresponding stock price hurdle associated with any unvested tranche of the PSUs will be measured as of the second to last trading day immediately preceding the date on which such Change in Control occurs and based on the value of the consideration paid for each share of our common stock in the Change in Control transaction (rather than based on the 30 consecutive trading day average closing stock price), and if such value is between two stock price hurdles, the hurdle associated with the higher stock price will be deemed achieved in part based on linear interpolation between the two stock price hurdles. Any tranche that becomes earned upon a Change in Control pursuant to the foregoing will remain outstanding and subject to satisfaction of the associated service-based vesting condition, and any tranche that is not earned pursuant to the foregoing will be forfeited.

If there is a Change in Control and the applicable named executive officer's employment is terminated by Carlyle without Cause within two (2) years following such Change in Control, or if such a termination occurs after the date that definitive documentation for a sale transaction is entered into but before such transaction has been consummated and, in either case, while any portion of the PSUs remain outstanding and unvested, then any PSUs that remain outstanding as of the date of such termination (after application of the foregoing treatment for a Change in Control that meets the requirements of Section 2(g)(i) of the Equity Incentive Plan) will vest.

The PSUs were not outstanding as of December 29, 2023, the last business day of 2023, and accordingly, if any of the foregoing events had occurred on December 29, 2023, there would have been no effect on the PSUs.

Restrictive Covenants

Mr. Schwartz's Employment Agreement and the award agreement for his 2024 award of PSUs include restrictive covenants limiting his ability during the term of his employment and for 12 months following a termination of employment to solicit Carlyle's employees or investors or participate in any capacity in any transactions that Carlyle was actively considering investing in or offering to invest in prior to the termination date. Mr. Schwartz's Employment Agreement also includes restrictive covenants limiting his ability to compete with Carlyle during the term of his employment and for 12 months following a termination of employment. Mr. Schwartz is also subject to confidentiality covenants and may not disclose publicly or discuss our private placement fundraising efforts or the name of any fund vehicle that has not had a final closing with any member of the press. Mr. Schwartz and Carlyle are subject to certain cooperation covenants following a termination of employment and perpetual mutual non-disparagement obligations.

During 2023, Messrs. Redett, Ferguson, Finn, and Larson entered into restrictive covenant agreements with Carlyle pursuant to which they agreed to (i) a notice period covenant, pursuant to which they must provide 6 months advance notice of their intent to resign or retire from Carlyle, (ii) a non-competition covenant restricting their ability to compete with Carlyle during their employment and for a period of 12 months following the earlier of (a) the date they provide notice of their intent to terminate their employment with Carlyle and (b) the termination of their employment with Carlyle, and (iii) a non-solicitation covenant restricting their ability to solicit Carlyle’s employees and investors or participate in any capacity in any transactions that Carlyle was actively considering investing in or offering to invest in for a period of 12 months following the termination of their employment. The RSU award agreements for the RSU and PSU awards granted to Messrs. Redett, Ferguson, Finn, and Larson (as applicable) in February 2024 also include the same notice period, non-competition, and non-solicitation covenants.

Messrs. Ferguson, Finn, Larson, and Buser are subject to restrictive covenants pursuant to the terms of their time-vesting and performance-vesting strategic equity RSU award agreements and the additional 2023 time-vesting RSU award agreements limiting the applicable named executive officer’s ability to solicit Carlyle’s employees and investors or participate in any capacity in any transactions that Carlyle was actively considering investing in or offering to invest in, as well as restrictive covenants limiting the applicable named executive officer’s ability to compete with Carlyle, in each case, for a period of 12 months following the earlier of the last day such named executive officer is employed by the Company or the first day of his applicable notice period or garden leave period. Mr. Larson is also subject to such non-solicitation obligations pursuant to the terms of his Employment Agreement.

Mr. Conway is subject to certain restrictive covenants, as described in greater detail under “Founders’ Non-Competition and Non-Solicitation Agreements.”

PAY RATIO DISCLOSURE

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information regarding the ratio of the total annual compensation for our principal executive officer to the median of the annual total compensation of all our employees (other than our principal executive officer) (the "CEO Pay Ratio"). For purposes of determining the CEO Pay Ratio for 2023, because we had multiple principal executive officers for the year, we have used the aggregate total of Mr. Conway's compensation for 2023 and Mr. Schwartz's compensation for 2023. Our CEO Pay Ratio is a reasonable estimate calculated in a manner consistent with Item 402(u). However, due to the flexibility afforded by Item 402(u) in calculating the CEO Pay Ratio, our CEO Pay Ratio may not be comparable to the CEO pay ratios presented by other companies.

As of December 31, 2023, we employed more than 2,200 individuals, including 720 investment professionals, located in 28 offices across four continents. In 2023, in accordance with SEC rules, we re-identified our median employee using our global employee population as of October 31, 2023. To identify our median employee, we used annual base salary and bonuses earned (guaranteed and discretionary) in 2023. Application of our consistently applied compensation measure identified seven employees with the same annual base salary and bonuses earned (guaranteed and discretionary) in 2023. We identified our median employee from this group of seven employees by reviewing the components of their total annual compensation and selecting the employee whose title, tenure, and components of compensation most accurately reflected the compensation of a typical employee. We calculated the annual total compensation for this median employee in accordance with the requirements of the Summary Compensation Table.

For 2023, the total compensation for Mr. Schwartz, our principal executive officer as of December 31, 2023, was $186,994,098 and the total compensation for Mr. Conway, our former principal executive officer was $500,000, resulting in an aggregate principal executive officer total compensation amount of $187,494,098 for these purposes. For 2023, our median employee's annual total compensation was $230,750. Based on the aggregate principal executive officer total compensation, our CEO Pay Ratio for 2023 was 813:1.

Because of the outsized effect the Schwartz Sign-On Awards had on Mr. Schwartz's total compensation for 2023, in order to facilitate a better understanding of our compensation programs, we are providing an alternative ratio in addition to the ratio shown above (which is the ratio required by Item 402(u)). By excluding the full grant date fair value of the Schwartz Sign-On Awards from Mr. Schwartz's 2023 compensation, and instead annualizing the grant date fair value of each of the Sign-On RSU Award and the Sign-On PSU Award over the applicable vesting periods (four years and five years, respectively) and including such annualized values as the value of the stock awards received in 2023, Mr. Schwartz's total annual compensation for 2023 would have been $46,609,266, and the estimated pay ratio would have been 202:1.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive "compensation actually paid" (as determined in accordance with the rules prescribed under Item 402(v)) to (i) each individual who has served as our principal executive officer ("PEO") during any or all of 2020, 2021, 2022, and 2023 and (ii) our other non-PEO named executive officers (determined as an average, as set forth below) during each of 2020, 2021, 2022, and 2023, and our financial performance.

	Summary Compensation Table Total for:				Compensation Actually Paid to:				Average Summary Compensation Table Total for Non-PEO Named Executive Officers[1],[2]	Average Compensation Actually Paid to Non-PEO Named Executive Officers[1],[2]	Value of Initial Fixed $100 Investment Based on:			
Year	Harvey M. Schwartz	William E. Conway, Jr.	Kewsong Lee	Glenn A. Youngkin	Harvey M. Schwartz[2]	William E. Conway, Jr.[2]	Kewsong Lee[2]	Glenn A. Youngkin[2]			Total Shareholder Return	Peer Group Total Shareholder Return[3]	Net Income (in millions)	Fee Related Earnings (FRE) (in millions)[4]
2023	$186,994,098	$ 500,000	$ —	$ —	$236,419,177	$ 500,000	$ —	$ —	$ 8,516,160	$ 8,242,865	$145	$156	$ (496.7)	$ 859.4
2022	$ —	$ 500,000	$ 40,775,405	$ —	$ —	$ 500,000	$ (61,692,601)	$ —	$ 14,108,893	$ 5,716,546	$102	$127	$1,284.7	$ 834.4
2021	$ —	$ —	$ 42,322,501	$ —	$ —	$ —	$ 123,088,136	$ —	$ 29,363,977	$ 41,878,582	$181	$162	$3,045.2	$ 598.1
2020	$ —	$ —	$ 16,384,203	$ 12,064,228	$ —	$ —	$ 20,465,591	$ (31,426,807)	$ 6,925,930	$ 7,628,276	$102	$115	$ 382.8	$ 519.7

(1) The non-PEO named executive officers in 2023 consist of Messrs. Redett, Finn, Ferguson, Larson, and Buser, in 2022 and 2021 consist of Messrs. Buser, Clare, Finn, and Larson, and in 2020 consists of Messrs. Buser, Clare, Ferguson, and Finn (as applicable, the "Non-PEO NEOs").

(2) To calculate the "compensation actually paid," the following amounts were deducted from and added to the applicable "Summary Compensation Table Total" set forth above:

	Summary Compensation Total	Deductions of Reported Equity Values from Summary Compensation Total(a)	Equity Award Adjustments to Summary Compensation Total(b)	"Compensation Actually Paid"
Harvey M. Schwartz				
2023	$ 186,994,098	$ (179,981,039)	$ 229,406,118	$ 236,419,177
William E. Conway, Jr.				
2023	$ 500,000	$ —	$ —	$ 500,000
2022	$ 500,000	$ —	$ —	$ 500,000
Kewsong Lee				
2022	$ 40,775,405	$ (36,695,033)	$ (65,772,973)	$ (61,692,601)
2021	$ 42,322,501	$ (36,110,256)	$ 116,875,891	$ 123,088,136
2020	$ 16,384,203	$ (10,274,286)	$ 14,355,674	$ 20,465,591
Glenn Youngkin				
2020	$ 12,064,228	$ (10,682,574)	$ (32,808,461)	$ (31,426,807)
Average of Non-PEO Named Executive Officers				
2023	$ 8,516,160	$ (5,829,616)	$ 5,556,321	$ 8,242,865
2022	$ 14,108,893	$ (2,331,523)	$ (6,060,824)	$ 5,716,546
2021	$ 29,363,977	$ (11,208,915)	$ 23,723,520	$ 41,878,582
2020	$ 6,925,930	$ (2,407,846)	$ 3,110,192	$ 7,628,276

(a) Represents the grant date fair value of equity-based awards granted in each year, as reflected in the "Stock Awards" column.

(b) Reflects adjustments to the value of Stock Awards, as calculated in accordance with the rules prescribed under Item 402(v) and in accordance with ASC Topic 718, which included the categories of adjustments for each year as set forth below. The values shown below for Mr. Schwartz include the fair value of accrued dividend equivalent units as of the applicable date. For additional information regarding the determination of fair value, see Note 2 and Note 15 to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

	Year End Fair Value of Awards Granted During Year that Remained Outstanding and Unvested at Year End	Year Over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in a Prior Year that Remained Outstanding and Unvested at Year End	Fair Value as of Vesting Date of Equity Awards Granted and Vested in Same Year	Year Over Year Change in Fair Value of Equity Awards Granted in a Prior Year that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions During Year	Total Equity Award Adjustments
Harvey M. Schwartz						
2023	$ 207,208,994	$ —	$ 22,197,124	$ —	$ —	$ 229,406,118
Kewsong Lee						
2022	$ 4,536,963	$ (23,277,375)	$ 274,175	$ (4,205,426)	$ (43,101,310)	$ (65,772,973)
2021	$ 74,781,989	$ 39,770,125	$ —	$ 2,323,777	$ —	$ 116,875,891
2020	$ 10,586,204	$ 3,208,442	$ —	$ 561,028	$ —	$ 14,355,674
Glenn Youngkin						
2020	$ —	$ —	$ —	$ 594,447	$ (33,402,908)	$ (32,808,461)
Average of Non-PEO Named Executive Officers						
2023	$ 4,700,504	$ 980,957	$ —	$ 895,906	$ (1,021,046)	$ 5,556,321
2022	$ 1,127,829	$ (5,797,829)	$ —	$ (1,390,824)	$ —	$ (6,060,824)
2021	$ 20,872,266	$ 1,624,028	$ —	$ 1,227,226	$ —	$ 23,723,520
2020	$ 2,579,729	$ 458,910	$ —	$ 71,554	$ —	$ 3,110,192

(3) The Peer Group for these purposes is the Dow Jones U.S. Asset Manager Index.

(4) Our company-selected measure is Fee Related Earnings ("FRE"). FRE is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures—Non-GAAP Financial Measures—Fee Related Earnings" in our Annual Report on Form 10-K. For a reconciliation of non-GAAP measures to the corresponding GAAP measures, please see Appendix A: Reconciliation of Non-GAAP Measures.

Narrative Disclosure to Pay Versus Performance

The following graph shows the relationship between the "compensation actually paid" to each of Messrs. Schwartz, Conway, Lee, and Youngkin and the average of the "compensation actually paid" to our Non-PEO NEOs (in each case, with "compensation actually paid" calculated as set forth above in accordance with the rules prescribed under Item 402(v) of Regulation S-K) in 2020, 2021, 2022, and 2023 and our cumulative total shareholder return ("TSR") measured starting from December 31, 2019 for each covered fiscal year. This graph also shows the relationship between our TSR performance and the TSR performance of the Peer Group in the Pay Versus Performance Table (which is the Dow Jones U.S. Asset Manager Index) over the same period.

"Compensation Actually Paid" vs. Company Total Shareholder Return ("TSR") and Company TSR v. Peer Group TSR


"Compensation Actually Paid" (in millions)
$250.0
$200.0
$150.0
$100.0
$50.0
$—
$(50.0)
TSR Value of Fixed $100 Investment
$150
$100
$50
2020
2021
2022
2023
Harvey M. Schwartz
Kewsong Lee
Glenn A. Youngkin
William E. Conway, Jr.
Non-PEO NEOs
Company TSR
Peer Group TSR

The following graph show the relationship between the "compensation actually paid" to each of Messrs. Schwartz, Conway, Lee, and Youngkin and the average of the "compensation actually paid" to our non-PEO NEOs (in each case, with "compensation actually paid" calculated as set forth above in accordance with the rules prescribed under Item 402(v)) in 2020, 2021, 2022, and 2023 and our net income performance in 2020, 2021, 2022, and 2023. The 2023 net income figure includes a $1.1 billion charge to performance allocations and incentive fee related compensation expense as part of our updated compensation program. See "Compensation Discussion and Analysis—Enhanced Stakeholder Alignment."

"Compensation Actually Paid" vs. Net Income


"Compensation Actually Paid" (in millions)
$250.0
$200.0
$150.0
$100.0
$50.0
$—
$(50.0)
$(100.0)
Net Income (in millions)
$3,000
$2,000
$1,000
$—
$(1,000)
2020
2021
2022
2023
Harvey M. Schwartz
Kewsong Lee
Glenn A. Youngkin
William E. Conway, Jr.
Non-PEO NEOs
Net Income

The following graph shows the relationship between the “compensation actually paid” to each of Messrs. Schwartz, Conway, Lee, and Youngkin and the average of the “compensation actually paid” to our non-PEO NEOs (in each case, with “compensation actually paid” calculated as set forth above in accordance with the rules prescribed under Item 402(v)) in 2020, 2021, 2022, and 2023 and the performance of our company-selected measure, fee related earnings, in 2020, 2021, 2022, and 2023.

“Compensation Actually Paid” vs. Fee Related Earnings (“FRE”)


"Compensation Actually Paid" (in millions)
$250.0
$200.0
$150.0
$100.0
$50.0
$—
$(50.0)
$1,000
$750
$500
$250
$—
FRE (in millions)
2020
2021
2022
2023
Harvey M. Schwartz
Kewsong Lee
Glenn A. Youngkin
William E. Conway, Jr.
Non-PEO NEOs
FRE

Tabular List of Most Important Performance Measures

The following provides a list of the performance measures that we believe are the most important performance measures used to link compensation actually paid to company performance for 2023. We are providing this list in accordance with Item 402(v) of Regulation S-K to provide information on performance measures used by the Compensation Committee to determine NEO compensation. For more information, see the Compensation Discussion and Analysis above.

Fee Related Earnings
Realized Net Performance Revenues
Fee-Earning Assets Under Management Raised (Fee-Earning Fundraising)
Stock Price Performance
Relative TSR Performance

All information provided above under the “Pay Versus Performance” heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference.

DIRECTOR COMPENSATION

Overview

No additional remuneration is paid to our employees or advisors for service as a director or on committees of the Board of Directors. Certain of the directors are employees or advisors to Carlyle and have received compensation or other payments in respect of their services in such capacities. See "Certain Relationships and Related Person Transactions—Other Transactions." In addition, each director is reimbursed for reasonable out-of-pocket expenses incurred in connection with such service.

In 2023, each director who was not an employee of or advisor to Carlyle received an annual retainer at the annual rates set forth below (which was pro-rated for Ms. Cherwoo's partial year of service), which includes an additional cash retainer for our Lead Independent Director and the Chairpersons for each of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. In February 2024, based on comparative market data provided by Pay Governance, as well as considerations regarding the efforts of the directors on behalf of the Company during the prior year and anticipated continuing efforts, the Compensation Committee evaluated the compensation for directors who are not employees of or advisors to Carlyle and determined to recommend to the Board, and the Board approved, certain updates to the compensation for such directors commencing in 2024 at the annual rates set forth below:

Annual Retainers	2023 Annual Rate	2024 Annual Rate
Cash-Based Portion of Annual Retainer	$130,000	$140,000
RSU-Based Portion of Annual Retainer	$190,000	$205,000
Additional Annual Cash Retainer for Lead Independent Director	$ 65,000	$ 65,000
Additional Annual Cash Retainer for Chairperson of Audit Committee	$ 35,000	$ 40,000
Additional Annual Cash Retainer for Chairperson of Compensation Committee	$ 25,000	$ 25,000
Additional Annual Cash Retainer for Chairperson of Nominating and Corporate Governance Committee	$ 25,000	$ 25,000

The RSU-based portion of the annual retainer for 2023 was granted on May 1, 2023 (except that Ms. Cherwoo received a pro-rated grant of RSUs on June 1, 2023). These RSUs will vest on May 1, 2024.

The Company maintains Stock Ownership Guidelines requiring non-employee directors to own an amount equal to five times the base annual cash retainer within five years of the date of a director's appointment to the Board. All of the non-employee directors who have served on our Board for five years or more, Ms. Fitt and Messrs. Hance, Robertson, Shaw, and Welters, are currently in compliance with this stock ownership requirement. Non-employee directors who have been appointed to the Board in the last five years (Mr. Rice, who was appointed to the Board effective March 8, 2021; Ms. Filler and Mr. Ordan, who were appointed to the Board effective April 1, 2022; Ms. Cherwoo who was appointed to the Board effective June 1, 2023; and Ms. Beschloss who was appointed to the Board effective May 1, 2024) are (or, for Ms. Beschloss, will be) in a phase-in period for compliance with this stock ownership requirement. As noted above, in 2024 the base annual cash retainer paid to each director who was not an employee of or advisor to Carlyle was increased by $10,000, which will increase the minimum stock ownership requirement accordingly. The non-employee directors will have five years from the date of such increase to acquire any additional shares needed to meet this incremental additional stock ownership requirement. Under the Stock Ownership Guidelines, unvested restricted stock or RSU awards with time-based vesting terms will count as shares "owned" for purposes of the Stock Ownership Guidelines.

2023 Director Compensation Table

The following table provides the director compensation for Mr. Hance and our non-employee directors for 2023:

Name	Fees Earned or Paid in Cash	Stock Awards[1]	Total
Sharda Cherwoo[2]	$ 75,834	$ 151,574	$ 227,408
Linda H. Filler	$ 130,000	$ 179,530	$ 309,530
Lawton W. Fitt	$ 220,000	$ 179,530	$ 399,530
James H. Hance, Jr.[3]	$ —	$ —	$ —
Mark S. Ordan	$ 130,000	$ 179,530	$ 309,530
Derica W. Rice	$ 130,000	$ 179,530	$ 309,530
Dr. Thomas S. Robertson	$ 130,000	$ 179,530	$ 309,530
William J. Shaw	$ 165,000	$ 179,530	$ 344,530
Anthony Welters	$ 155,000	$ 179,530	$ 334,530

(1) The reference to "stock" in this table refers to RSUs. Amounts represent the grant date fair value of the RSU awards granted to each director who is not an employee of or advisor to the Company, which were granted to Mses. Filler and Fitt and Messrs. Ordan, Rice, Robertson, Shaw, and Welters on May 1, 2023 and to Ms. Cherwoo on June 1, 2023, computed, in each case, in accordance with U.S. GAAP pertaining to equity-based compensation. For additional information regarding the computation of grant date fair value, see Note 15 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

(2) Ms. Cherwoo was appointed as a director on June 1, 2023. Therefore, the amounts reported for Ms. Cherwoo reflect the prorated portion of the annual cash retainer earned from the date of her appointment, and an award of RSUs on June 1, 2023 (which was a prorated portion of the RSUs granted to the other non-employee directors on May 1, 2023).

(3) As Mr. Hance is an Operating Executive, no additional remuneration is paid to him as a director. Mr. Hance's compensation is discussed in "Certain Relationships and Related Transactions."

The following table provides information regarding outstanding unvested equity awards held by our non-employee directors as of December 31, 2023:

	Stock Awards	
Name	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]
Sharda Cherwoo	5,709	$232,300
Linda H. Filler	6,238	$253,825
Lawton W. Fitt	6,238	$253,825
Mark S. Ordan	6,238	$253,825
Derica W. Rice	6,238	$253,825
Dr. Thomas S. Robertson	6,238	$253,825
William J. Shaw	6,238	$253,825
Anthony Welters	6,238	$253,825

(1) The dollar amounts shown under this column were calculated by multiplying the number of unvested RSUs held by the director by the closing market price of $40.69 per share on December 29, 2023, the last trading day of 2023.

Shareholder Proposal

Item 6 Shareholder Proposal to Adopt Improved Shareholder Right to Call a Special Shareholder Meeting

In accordance with SEC rules, we have set forth below a shareholder proposal, along with a supporting statement, as submitted by John Chevedden on behalf of Kenneth Steiner. Mr. Steiner has notified us that he is the beneficial owner of more than 500 shares of our common stock. Mr. Steiner's address is 14 Stoner Ave., 2M, Great Neck, NY 112021-2100. The shareholder proposal will be required to be voted upon at the 2024 Annual Meeting only if properly presented.

Proposal 6 - Adopt Improved Shareholder Right to Call a Special Shareholder Meeting


FOR
Shareholder Rights

Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting (or the lowest percentage according to state law) regardless of length of stock ownership also in accordance with state law. This includes making the necessary changes in plain English.

Calling for a special shareholder meeting is hardly ever used by shareholders but the main point of the right to call for a special shareholder meeting is that it gives shareholders at least significant standing to engage effectively with management.

Management will have an incentive to genuinely engage with shareholders instead of stonewalling if shareholders have a realistic Plan B option of calling a special shareholder meeting. Often the management of a company will claim that shareholders have multiple means to communicate with management – but in most cases these are low impact means that are as effective as mailing a post card to the CEO. A reasonable shareholder right to call a special shareholder meeting is an important step for effective shareholder engagement with management.

It currently requires 50% of Carlyle Group shares to call for a special shareholder meeting. This translates into a challenging 60% of the Carlyle Group shares that vote at the annual meeting. It would be hopeless to expect that the Carlyle Group shares that do not have time to vote would have the time for the bureaucratic procedures to call for special shareholder meeting.

With the widespread use of online shareholder meetings it is much easier for the Board of Directors to conduct a special shareholder meeting and our bylaws thus need to be updated accordingly.

Please vote yes:
Adopt Improved Shareholder Right to Call a Special Shareholder Meeting – Proposal 6

✕ AGAINST

BOARD RECOMMENDATION

The Board unanimously recommends a vote "AGAINST" the proposal to adopt improved shareholder right to call a special shareholder meeting.

THE BOARD OF DIRECTORS' STATEMENT IN OPPOSITION

Carlyle shareholders already have the ability to call special meetings.

The Board of Directors acknowledges the importance of allowing shareholders a meaningful right to call special meetings in appropriate circumstances. Currently, shareholders holding at least 50% of Carlyle's outstanding common stock may call a special meeting of shareholders. This right permits Carlyle's shareholders to bring important matters before all shareholders for consideration in a fully transparent and equitable manner.

The Board believes that our current ownership threshold achieves a reasonable and appropriate balance between providing shareholders with the ability to call a special meeting, while protecting shareholders against a small minority of shareholders who may utilize the special meeting right to advance their own self interests. Given our shareholder base, reducing the ownership threshold to 10% could enable a small minority of shareholders (or even a single shareholder) to trigger the expense and distraction of a special meeting to pursue narrow, short-term interests that are not widely viewed among our shareholder base as requiring immediate attention or that are not aligned with the long-term interests of the Company or our shareholders generally.

The Board believes maintaining the current ownership threshold preserves a reasonable and appropriate balance between providing shareholders with a right to call a special meeting and protecting the unnecessary waste of corporate resources and disruption associated with convening a special meeting that may be appropriate.

Special shareholder meetings require significant resources and management time.

A special meeting requires a substantial commitment of time, effort, and resources by the Company, regardless of whether the meeting is held virtually or in person. The Company must pay to prepare, print, and distribute to shareholders the required SEC disclosure documents related to the meeting, solicit proxies, hold the meeting, tabulate votes, file the voting results with the SEC and, for a virtual meeting, engage a service provider to host the meeting online. A threshold of just 10% risks that a group of shareholders whose interest do not align with shareholders generally will call a meeting, thus spending Company time and resources and risking distraction of our Board and management from their primary focus of growing our business and enhancing shareholder value.

Carlyle's corporate governance practices emphasize Board accountability and provide numerous opportunities for shareholder action.

In addition to providing for extensive shareholder engagement throughout the year and our current shareholder right to call special meetings, Carlyle's existing corporate governance practices and policies emphasize Board accountability and give shareholders ample opportunity to take action. Significant examples include the following:

- **Annual Elections of Directors.** We are in the process of declassifying our board so that all of our directors will be elected annually by our shareholders.
- **Director Nominations.** Carlyle's bylaws permit shareholders to nominate persons for election to the Board or propose other business to be considered at an annual or special meeting called by the Board.
- **Independent Board Leadership.** Our board structure provides strong independent leadership with a Lead Independent Director, whose robust duties empower our independent directors to provide guidance and oversight of management.
- **No "Poison Pill."** We do not have a "poison pill," which is a defensive tactic used by a corporation's board of directors against a takeover. Such plans are generally viewed negatively by shareholder rights advocates.
- **Annual Advisory Vote to Approve Executive Compensation.** On an annual basis, shareholders have the opportunity to provide feedback on the compensation of our NEOs through an advisory vote.
- **Advance Notice Provisions.** Carlyle's bylaws establish an advance notice procedure for director nominations or other proposals that are not submitted for inclusion in the proxy statement, but that a shareholder instead wishes to present directly at an annual meeting.
- **One Share, One Vote.** Our shareholders have equal voting rights with a single class of stock.
- **Shareholder Engagement and Outreach Program.** Active shareholder engagement and responsiveness to shareholder feedback are important to both our Board and management.

Carlyle has consistently demonstrated that when it believes a particular action requested by a shareholder is in the best interests of all shareholders, the Board will support the action. In this respect, many of the practices described above were adopted in response to shareholder feedback. We believe that our corporate governance practices and policies enable shareholders to act in support of their interests while avoiding the risks associated with a lower threshold to call a special meeting. In light of the reasons discussed above, our Board determined unanimously to recommend that shareholders vote "AGAINST" the proposal to adopt improved shareholder right to call a special shareholder meeting.

Certain Relationships and Related Transactions

STATEMENT OF POLICY REGARDING TRANSACTIONS WITH RELATED PERSONS

Our Board of Directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel any "related person transaction" (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel will then promptly communicate that information to our Audit Committee or another independent body of the Board. No related person transaction will be executed without the approval or ratification of our Audit Committee or another independent body of our Board. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest.

CONVERSION TO A CORPORATION

Effective January 1, 2020, we converted from a Delaware limited partnership to a Delaware corporation named The Carlyle Group Inc. In connection with the Conversion, holders of partnership units in Carlyle Holdings I L.P., Carlyle Holdings II L.P., and Carlyle Holdings III L.P. (collectively, "Carlyle Holdings") exchanged such units for an equivalent number of shares of common stock and certain other restructuring steps occurred. In connection with the Conversion, on January 1, 2020, the Tax Receivable Agreement, dated as of May 2, 2012, was amended and the Registration Rights Agreement with Senior Carlyle Professionals, dated as of May 8, 2012, was amended and restated, in each case, to give effect to and reflect the Conversion.

In connection with the Conversion, on January 1, 2020, we entered into stockholder agreements with William E. Conway, Jr., Daniel A. D'Aniello, and David M. Rubenstein (collectively, the "Founders" and such agreements, the "Stockholder Agreements"). See "Stockholder Agreements" below for additional information.

In connection with the Conversion, the Carlyle Holdings partnership units that were held by the limited partners of Carlyle Holdings were exchanged for an equivalent number of shares of common stock, including 17,000 Carlyle Holdings partnership units that were exchanged by Carlyle Group Management L.L.C., the former general partner of The Carlyle Group L.P.

Holders of Carlyle Holdings partnership units will receive cash payments aggregating to approximately $344 million, which is equivalent to $1.50 per Carlyle Holdings partnership unit exchanged in the Conversion, payable in five annual installments of $0.30 each year beginning in January 2020, with the final installment having been paid in January 2024. Of this aggregate amount, Messrs. Buser (our former Chief Financial Officer), Conway, D'Aniello, Rubenstein, Clare (our former Chief Investment Officer of Corporate Private Equity and a former director on our Board), Ferguson, Finn, Hance, and Redett received $391,062, $66,749,466, $66,749,466, $70,499,466, $6,916,545, $941,724, $312,432, $377,070, and $67,445, respectively. None of our independent directors nor Messrs. Larson or Schwartz were limited partners of the Carlyle Holdings partnerships and did not receive any payments related to the foregoing. The payment obligations will be unsecured obligations of the Company or a subsidiary thereof, subordinated in right of payment to indebtedness of the Company and its subsidiaries, and will not bear interest.

STOCKHOLDER AGREEMENTS

Pursuant to the Stockholder Agreements, each founder has the right to designate one director to our Board of Directors for so long as such founder and/or his “Founder Group” (as defined in the Stockholder Agreements) beneficially owns at least 5% of our issued and outstanding common stock. In addition, each founder has the right to designate a second director to our Board until the earlier of (x) such time as the founder and/or his Founder Group ceases to beneficially own at least 20 million shares of common stock and (y) January 1, 2027. For so long as at least one founder is entitled to designate two directors to our Board, the founders then serving on the Board may (i) designate a founder to serve as co-chair of the Board and (ii) designate a founder to serve on each of the Compensation and Nominating and Corporate Governance Committees of the Board, subject to applicable law and listing standards.

FOUNDERS’ NON-COMPETITION AND NON-SOLICITATION AGREEMENTS

We have non-competition agreements with each of our founders, Messrs. Conway, D’Aniello, and Rubenstein. Each founder agreed that during the period he is a controlling partner (as defined in the non-competition agreement) and for the period of three years thereafter (the “Restricted Period”), he will not engage in any business or activity that is competitive with our business. Each founder agreed that during the Restricted Period, he will not solicit any of our employees, or employees of our subsidiaries, to leave their employment with us or otherwise terminate or cease or materially modify their relationship with us or employ or engage any such employee. In addition, during the Restricted Period, each founder will not solicit any of our fund investors to invest in any funds or activities that are competitive with our businesses and will not pursue or otherwise seek to develop any investment opportunities under active consideration by Carlyle.

During the Restricted Period, each founder is required to protect and only use “proprietary information” that relates to our business in accordance with strict restrictions placed by us on its use and disclosure. Each founder agreed that during the Restricted Period he will not disclose any of the proprietary information, except (i) as required by his duties on behalf of Carlyle or with our consent or (ii) as required by virtue of subpoena, court, or governmental agency order or as otherwise required by law or (iii) to a court, mediator, or arbitrator in connection with any dispute between such founder and us.

In the case of any breach of the non-competition, non-solicitation, confidentiality, and investment activity limitation provisions, each founder agrees that we will be entitled to seek equitable relief in the form of specific performance and injunctive relief.

TAX RECEIVABLE AGREEMENT

In connection with our initial public offering, we entered into a tax receivable agreement with the limited partners of the Carlyle Holdings partnerships whereby we agreed to pay to such limited partners 85% of the amount of cash tax savings, if any, in U.S. federal, state, and local income tax realized as a result of increases in tax basis resulting from exchanges of Carlyle Holdings partnership units for common units of The Carlyle Group L.P.

From and after the consummation of the Conversion, holders of Carlyle Holdings partnership units do not have any rights to payments under the tax receivable agreement except for payment obligations pre-existing at the time of the Conversion with respect to exchanges that have occurred prior to the Conversion.

For the year ended December 31, 2023, we made payments in respect of exchanges made prior to the Conversion pursuant to the tax receivable agreement to Messrs. Conway, D’Aniello, Redett, Finn (including in his individual capacity, to a trust for the benefit of Mr. Finn’s family, and to a limited liability company of which Mr. Finn is the manager), and Ferguson of $1,808,407, $1,804,102, $19,993, $147,267, and $84,759, respectively.

REGISTRATION RIGHTS AGREEMENT

We have entered into an amended and restated registration rights agreement pursuant to which TCG Carlyle Global Partners L.L.C., an entity wholly owned by our senior Carlyle professionals, has the right to request that we register the sale of shares of common stock held by our pre-IPO owners an unlimited number of times and may require us to make available shelf registration statements permitting sales of shares of common stock into the market from time to time over an extended period. In addition, TCG Carlyle Global Partners L.L.C. has the ability to exercise certain piggyback registration rights in respect of shares of common stock held by our pre-IPO owners in connection with registered offerings requested by other registration rights holders or initiated by us.

INVESTMENTS IN AND ALONGSIDE CARLYLE FUNDS

Our directors and executive officers are permitted to coinvest their own capital in and alongside our investment funds. The opportunity to invest in and alongside our investment funds is also available to all of our senior Carlyle professionals and to those of our employees whom we have determined have a status that reasonably permits us to offer them these types of investments in compliance with applicable laws. We encourage our eligible professionals to invest in and alongside our investment funds because we believe that such investing further aligns the interests of our professionals with those of our fund investors and our firm. Our directors and executive officers may also transfer or purchase outstanding interests in our investment funds, whereupon the interests may remain not subject to or may no longer be subject to management fees, incentive fees, or carried interest in some cases.

Coinvestments are investments in investment vehicles or other assets on the same terms and conditions as those available to the applicable fund, except that these coinvestments generally are not subject to management fees, incentive fees, or carried interest. These coinvestments are funded with our professionals' own "after tax" cash and not with deferral of management or incentive fees. Coinvestors are responsible for their pro-rata share of partnership and other general and administrative fees and expenses. In addition, our directors and executive officers are permitted to invest their own capital directly in investment funds we advise, in most instances not subject to management fees, incentive fees, or carried interest. We intend to continue our coinvestment program and we expect that our eligible professionals, including our senior Carlyle professionals and our directors and executive officers collectively will continue to invest significant amounts of their own capital in and alongside the investment funds that we advise or manage.

Certain members of our Board of Directors are employees of Carlyle (Messrs. Conway, D'Aniello, and Rubenstein) and one member of our Board of Directors is an Operating Executive of Carlyle (Mr. Hance) and each also own investments in and alongside our investment funds. The amount invested in and alongside our investment funds during 2023 by certain of our directors and by our executive officers (and their family members and investment vehicles), including amounts funded pursuant to third party capital commitments assumed by such persons, was $3,650,542 for Mr. Redett; $82,558,583 for Mr. Conway; $35,289,176 for Mr. D'Aniello; $36,586,659 for Mr. Rubenstein; $26,213,420 for Mr. Clare; $623,884 for Mr. Ferguson; $1,876,914 for Mr. Finn; $450,376 for Mr. Hance; $580,067 for Mr. Shaw; $6,306,402 for Mr. Welters; $467,949 for Mr. Larson; and $811,995 for Mr. Buser. None of Mses. Cherwoo, Filler, or Fitt or Messrs. Ordan, Rice, Robertson, or Schwartz made any coinvestments in 2023.

Certain of our directors and our executive officers (and their family members and investment vehicles) also made additional commitments to our investment funds during 2023. In the aggregate, our directors and executive officers (and their family members and investment vehicles) made commitments to our investment funds during 2023 of approximately $214.3 million, and the total unfunded commitments of our directors and executive officers (and their family members and investment vehicles) to our investment funds as of December 31, 2023 was $5,000,000 for Mr. Schwartz; $5,378,230 for Mr. Redett; $266,757,127 for Mr. Conway; $120,858,541 for Mr. D'Aniello; $120,305,708 for Mr. Rubenstein; $61,929,567 for Mr. Clare; $1,698,335 for Mr. Ferguson; $3,763,042 for Mr. Finn; $2,053,661 for Mr. Hance; $2,420,887 for Mr. Shaw; $19,448,383 for Mr. Welters; $1,146,646 for Mr. Larson; and $2,769,500 for Mr. Buser. None of Mses. Cherwoo, Filler, or Fitt or Messrs. Ordan, Rice, or Robertson had any unfunded commitments to our investment funds as of December 31, 2023.

OTHER TRANSACTIONS

Mr. Hance, a member of our Board of Directors, is an Operating Executive of Carlyle and received, for the year ended December 31, 2023, an operating executive fee in respect of his service in such capacity of $250,010 and, on May 1, 2023, a grant of 6,238 restricted stock units. Mr. Hance was also previously allocated direct carried interest ownership at the fund level in respect of certain corporate private equity funds. For the year ended December 31, 2023, Mr. Hance did not receive any distributions in respect of such carried interest.

The founders of our firm, Messrs. Conway, D'Aniello, and Rubenstein, are members of our Board of Directors and as employees of Carlyle each received, for the year ended December 31, 2023, a salary of $500,000. Mr. Conway's compensation is discussed in greater detail above under "Compensation Discussion and Analysis."

Beneficial Ownership

The following table sets forth information regarding the beneficial ownership of our common stock as of April 2, 2024 (unless otherwise indicated below) by each person known to us to beneficially own more than 5% of any class of our outstanding voting securities, each of our directors and named executive officers and all directors and executive officers as a group. The 140,501,285 shares of common stock shown below as beneficially owned by Carlyle Group Management L.L.C. represent the shares underlying the irrevocable proxies that Carlyle Group Management L.L.C. holds and includes 97,823,082 shares of common stock beneficially owned by current senior Carlyle professionals (including Messrs. Conway, D’Aniello and Rubenstein and certain of our named executive officers). Unless otherwise indicated, the address for each beneficial owner listed in the table below is 1001 Pennsylvania Avenue, NW, Washington, DC 20004.

	Common Stock Beneficially Owned	
Name of Beneficial Owner	**Number**	**% of Class**
Carlyle Group Management L.L.C.[(1), (2)]	140,501,285	39.0%
BlackRock Inc.[(3)]	31,155,048	8.7%
The Vanguard Group[(4)]	24,876,188	6.9%
Capital World Investors[(5)]	20,008,088	5.6%
Harvey M. Schwartz[(6), (8)]	1,231,014	*
John C. Redett[(6)]	37,593	*
William E. Conway, Jr.[(6)]	31,999,644	8.9%
David M. Rubenstein[(6), (7)]	29,249,644	8.1%
Daniel A. D’Aniello[(2), (6)]	32,999,644	9.2%
Jeffrey W. Ferguson[(6)]	987,082	*
Christopher Finn[(2), (6)]	1,016,612	*
Afsaneh Beschloss	—	—
Curtis L. Buser[(6)]	972,939	*
Sharda Cherwoo[(8)]	5,709	*
Linda H. Filler[(8)]	11,474	*
Lawton W. Fitt[(8)]	63,404	*
James H. Hance, Jr.[(6), (8)]	301,849	*
Bruce M. Larson[(6)]	119,047	*
Mark S. Ordan[(8)]	11,474	*
Derica W. Rice[(2), (8)]	19,652	*
Thomas S. Robertson[(8)]	33,404	*
William J. Shaw[(8)]	63,404	*
Anthony Welters[(8)]	59,346	*
All executive officers and directors as a group (17 persons)[(8)]	98,090,949	27.2%

* Less than 1%.

(1) In connection with the Conversion, senior Carlyle professionals and certain of the other former limited partners of Carlyle Holdings who became holders of shares of common stock in connection with the Conversion were generally required to grant an irrevocable proxy to Carlyle Group Management L.L.C. that entitles it to vote their shares of common stock until the earlier of (i) such time as Carlyle Group Management L.L.C. ceases to have voting power over shares of common stock representing at least 20% of the total voting power of all the then outstanding shares of capital stock entitled to vote in the election of directors and (ii) January 1, 2025. This amount reflects the shares of common stock underlying the irrevocable proxies over which Carlyle Group Management L.L.C. has sole voting power and 17,000 shares of common stock that Carlyle Group Management L.L.C. directly owns and has sole dispositive power over. Carlyle Group Management L.L.C. is owned by senior Carlyle professionals, provided that no member is entitled to more than 20% of the voting interests therein.

(2) Of the 32,999,644 shares of common stock shown in the table above for Mr. D’Aniello, 495,542 shares of common stock are held in a family trust and 17,000 are shares of common stock held by Carlyle Group Management L.L.C. over which Mr. D’Aniello retains sole investment power. Of the 1,016,612 shares of common stock shown in the table above for Mr. Finn, 13,595 shares of common stock are held in a family trust, and 253,937 shares of common stock are held indirectly by Mr. Finn in a limited liability company of which Mr. Finn is the manager. Of the 13,414 shares of common stock shown in the table above for Mr. Rice, 4,193 shares of common stock are held indirectly by Mr. Rice’s spouse.

(3) Reflects shares of common stock beneficially owned by BlackRock Inc. based on the Schedule 13G filed by BlackRock Inc. on January 25, 2024. The address of BlackRock Inc. is 50 Hudson Yards, New York, NY 10001.

(4) Reflects shares of common stock beneficially owned by The Vanguard Group based on the Schedule 13G filed by The Vanguard Group on February 13, 2024. The address of The Vanguard Group is 100 Vanguard Blvd, Malvern, PA 19355.

(5) Reflects shares of common stock beneficially owned by Capital World Investors based on the Schedule 13G filed by Capital World Investors on February 9, 2024. The address of Capital World Investors is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

(6) Such individual or entity, as the case may be, granted an irrevocable proxy as described above to Carlyle Group Management L.L.C. with respect to all shares of common stock beneficially owned by such person or entity, and therefore, has no voting authority over such shares. Each individual or entity, as applicable, retains sole disposition power over the shares beneficially owned.

(7) Includes 7,000,000 shares that have been pledged by Mr. Rubenstein to a third party to secure payment for a loan. For additional information, see "Compensation Discussion and Analysis—Compensation Governance Practices—Hedging and Pledging."

(8) The number of shares of common stock shown in the table above includes the following underlying RSUs or PSUs that will vest within 60 days of April 2, 2024: 1,071,999 shares for Carlyle Group Management, L.L.C., 995,848 shares for Mr. Schwartz, 6,238 shares for each of Mses. Filler and Fitt and Messrs. Hance, Ordan, Rice, Robertson, Shaw, and Welters and 5,709 shares for Ms. Cherwoo.

Additional Information

HOW TO COMMUNICATE WITH THE BOARD OF DIRECTORS

Anyone who would like to communicate with, or otherwise make his or her concerns known directly to any then-serving Lead Independent Director, to the chairperson of any of the Audit, Compensation, and Nominating and Corporate Governance Committees, or to the non-management or independent directors as a group, may do so by addressing such communications or concerns to our Corporate Secretary at The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, DC 20004, who will forward such communications to the appropriate party. Such communications may be done confidentially or anonymously.

CORPORATE GOVERNANCE MATERIALS AVAILABLE ON OUR WEBSITE

On our website (ir.carlyle.com/governance) under the heading "Corporate Governance," you can find, among other things, our:

- Governance Policy
- Audit Committee Charter
- Compensation Committee Charter
- Nominating and Corporate Governance Committee Charter
- Code of Conduct
- Code of Ethics for Financial Professionals
- Process for Reporting of Concerns

Information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any of our other filings with the SEC.

OTHER BUSINESS

As of the date hereof, there are no other matters that our Board intends to present, or has reason to believe others will present, at our Annual Meeting. If other matters come before our Annual Meeting, the persons named in the accompanying form of proxy will vote in accordance with their best judgment with respect to such matters.

Frequently Asked Questions

When and where is our Annual Meeting?

We will be holding our Annual Meeting virtually, on Wednesday, May 29, 2024, at 9:00 a.m. EDT, via the Internet at www.virtualshareholdermeeting.com/CG2024.

The virtual meeting format for the Annual Meeting enables full and equal participation by all of our shareholders from any place in the world at little to no cost. We designed the format of the virtual Annual Meeting to ensure that shareholders who attend our Annual Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting. At our virtual Annual Meeting, shareholders will be able to attend, vote, and submit questions via the Internet. Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in these proxy materials. Additional information can be found at www.proxyvote.com.

How can I attend our Annual Meeting?

Shareholders as of the record date may attend, vote, and submit questions virtually at our Annual Meeting by logging in approximately fifteen minutes before 9:00 a.m. EDT.

To log in, shareholders (or their authorized representatives) will need the control number provided on their proxy card, voting instruction form, or Notice. If you are not a shareholder or do not have a control number, you will not be able to participate. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

Can I ask questions at the virtual Annual Meeting?

Shareholders as of our record date who attend and participate in our virtual Annual Meeting at 9:00 a.m. EDT will have an opportunity to submit questions live via the Internet during a designated portion of the meeting. Shareholders must have available their control number provided on their proxy card, voting instruction form, or Notice.

Questions submitted in accordance with the meeting rules of conduct will be answered during the meeting, subject to time constraints. Questions regarding claims or personal matters, including those related to employment issues, are not pertinent to meeting matters and therefore will not be answered.

What if during the check-in time or during the meeting I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during check-in or the meeting, please call the technical support number that will be posted on the virtual meeting platform log-in page. If there are any technical issues in convening or hosting the meeting, we will promptly post information to our website, including information on when the meeting will be reconvened.

What is included in our proxy materials?

Our proxy materials, which are available at www.proxyvote.com, include:

- Our Notice of 2024 Annual Meeting of Shareholders,
- Our Proxy Statement, and
- Our 2023 Annual Report to Shareholders.

If you received printed versions of these materials by mail (rather than through electronic delivery), these materials also included a proxy card or voting instruction form.

How are we distributing our proxy materials?

To expedite delivery, reduce our costs, and decrease the environmental impact of our proxy materials, we used “Notice and Access” in accordance with an SEC rule that permits us to provide proxy materials to our shareholders over the Internet. On or about April [●], 2024, we will send a Notice of Internet Availability of Proxy Materials to certain of our shareholders containing instructions on how to access our proxy materials online. If you received a Notice, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the proxy materials. The Notice also instructs you on how you may submit your proxy via the Internet. If you received a Notice and would like to receive a copy of our proxy materials, follow the instructions contained in the Notice to request a copy electronically or in paper form on a one-time or ongoing basis.

Who can vote at our Annual Meeting?

You can vote your shares of common stock at our Annual Meeting if you were a shareholder at the close of business on April 2, 2024.

As of April 2, 2024, there were 359,260,138 shares of common stock outstanding, each of which entitles the holder to one vote for each matter to be voted on at our Annual Meeting.

In connection with the Conversion, senior Carlyle professionals and certain of the other former limited partners of Carlyle Holdings who became holders of shares of common stock in connection with the Conversion were generally required to grant an irrevocable proxy to Carlyle Group Management L.L.C., which is wholly owned by our founders and other senior Carlyle professionals.

What is the difference between holding shares as a shareholder of record and as a beneficial owner of shares held in street name?

Shareholder of Record. If your shares of common stock are registered directly in your name with our transfer agent, Equiniti Trust Company, you are considered a “shareholder of record” of those shares. You may contact our transfer agent (by regular mail or phone) at:

Equiniti Trust Company
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
Phone: (800) 937-5449

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a bank, brokerage firm, broker-dealer, or other similar organization, then you are a beneficial owner of shares held in street name. In that case, you will have received these proxy materials from the bank, brokerage firm, broker-dealer, or other similar organization holding your account and, as a beneficial owner, you have the right to direct your bank, brokerage firm, or similar organization as to how to vote the shares held in your account.

How do I vote?

To be valid, your vote by Internet, telephone, or mail must be received by the deadline specified on the proxy card or voting information form, as applicable. Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting.

Can I change my vote after I have voted?

You can revoke your proxy at any time before it is voted at our Annual Meeting, subject to the voting deadlines that are described on the proxy card or voting instruction form, as applicable.

You can revoke your vote:

- By voting again by Internet or by telephone (only your last Internet or telephone proxy submitted prior to the meeting will be counted),
- By signing and returning a new proxy card with a later date,
- By obtaining a "legal proxy" from your account representative at the bank, brokerage firm, broker- dealer, or other similar organization through which you hold shares, or
- By voting at the Annual Meeting.

You may also revoke your proxy by giving written notice of revocation to the Corporate Secretary at The Carlyle Group Inc., 1001 Pennsylvania Avenue, NW, Washington, DC 20004, which must be received no later than 5:00 p.m., Eastern Time, on May 28, 2024. If you intend to revoke your proxy by providing such written notice, we advise that you also send a copy via email to publicinvestor@carlyle.com.

If your shares are held in street name, we also recommend that you contact your broker, bank, or other nominee for instructions on how to change or revoke your vote.

How can I obtain an additional proxy card?

Shareholders of record can contact our Investor Relations team at The Carlyle Group Inc., 1001 Pennsylvania Avenue, NW, Washington, DC 20004, Attention: Investor Relations, telephone: (202) 729-5800, email: publicinvestor@carlyle.com.

If you hold your shares of common stock in street name, contact your account representative at the bank, brokerage firm, broker-dealer, or other similar organization through which you hold your shares.

How will my shares be voted if I do not vote at the Annual Meeting?

The proxy holders (that is, the persons named as proxies on the proxy card) will vote your shares of common stock in accordance with your instructions at the Annual Meeting (including any adjournments or postponements thereof).

How will my shares be voted if I do not give specific voting instructions?

Shareholders of Record. If you indicate that you wish to vote as recommended by our Board or if you sign, date, and return a proxy card but do not give specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement, and the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at our Annual Meeting. Although our Board does not anticipate that any of the director nominees will be unable to stand for election as a director nominee at our Annual Meeting, if this occurs, proxies will be voted in favor of such other person or persons as may be recommended by our Nominating and Corporate Governance Committee and designated by our Board.

Beneficial Owners of Shares Held in Street Name. If your bank, brokerage firm, broker-dealer, or other similar organization does not receive specific voting instructions from you, how your shares may be voted will depend on the type of proposal.

- *Ratification of Ernst & Young LLP as our Independent Registered Public Accounting Firm for 2024 (Item 2)*. NYSE rules allow your bank, brokerage firm, broker-dealer, or other similar organization to vote your shares only on routine matters. Proposal 2, the ratification of Ernst & Young as our independent registered public accounting firm for 2024, is the only matter for consideration at the meeting that NYSE rules deem to be routine.
- *All Other Matters (Items 1 and 3-6)*. All other proposals are non-routine matters under Nasdaq rules, which means your bank, brokerage firm, broker-dealer, or other similar organization may not vote your shares without voting instructions from you. Therefore, you must give your broker instructions in order for your vote to be counted.

What is a Broker Non-Vote?	A "broker non-vote" occurs when your broker submits a proxy for the meeting with respect to the ratification of the appointment of independent registered public accounting firm but does not vote on non-discretionary matters because you did not provide voting instructions on these matters.
What is the quorum requirement for our Annual Meeting?	A quorum is required to transact business at our Annual Meeting. With respect to the election of directors, the holders of our outstanding shares of common stock entitled to vote as of April 2, 2024 who attend the Annual Meeting, provided that such holders represent at least one-third of our outstanding shares of common stock, represented either in person or by proxy, will constitute a quorum. With respect to the other matters to be voted on at the Annual Meeting, the holders of a majority of the outstanding shares of common stock entitled to vote as of April 2, 2024, represented in person or by proxy, will constitute a quorum. Abstentions, withhold votes, and shares represented by broker non-votes will be treated as present for quorum purposes. Virtual attendance at our Annual Meeting constitutes presence in person for purposes of quorum at the meeting.
Who counts the votes cast at our Annual Meeting?	Representatives of Broadridge will tabulate the votes cast at our Annual Meeting, and Christopher Woods will act as the independent inspector of election.
Where can I find the voting results of our Annual Meeting?	We expect to announce the preliminary voting results at our Annual Meeting. The final voting results will be reported in a Current Report on Form 8-K filed with the SEC and posted on our website.
When will Carlyle hold an advisory vote on the frequency of Say-on-Pay votes?	The next advisory vote on the frequency of Say-on-Pay votes will be held no later than our 2027 Annual Meeting of Shareholders.
How do I obtain more information about Carlyle?	A copy of our 2023 Annual Report to Shareholders accompanies this Proxy Statement. You also may obtain, free of charge, a copy of that document, our 2023 Annual Report on Form 10-K, including our financial statements and schedules thereto, our Governance Policy, our Code of Conduct, our Code of Ethics for Financial Professionals, and Audit Committee charter by writing to: The Carlyle Group Inc., 1001 Pennsylvania Avenue, NW, Washington, DC 20004, Attn: Investor Relations, telephone: (202) 729-5800, email: publicinvestor@carlyle.com. These documents, as well as other information about The Carlyle Group Inc., are also available on our website at ir.carlyle.com/governance.
How do I inspect the list of shareholders of record?	A list of the shareholders of record as of April 2, 2024 will be available for inspection during ordinary business hours at our headquarters at The Carlyle Group Inc., 1001 Pennsylvania Avenue, NW, Washington, DC 20004, for a period of 10 days prior to the Annual Meeting.
How do I sign up for electronic delivery of proxy materials?	This Proxy Statement and our 2023 Annual Report to Shareholders are available at: www.proxyvote.com. If you would like to help reduce our costs of printing and mailing future materials, you can agree to access these documents in the future over the Internet rather than receiving printed copies in the mail. For your convenience, you may find links to sign up for electronic delivery for both shareholders of record and beneficial owners who hold shares in street name at www.proxyvote.com. Once you sign up, you will continue to receive proxy materials electronically until you revoke this preference.

Who pays the expenses of this proxy solicitation?

Our proxy materials are being used by our Board in connection with the solicitation of proxies for our Annual Meeting. We pay the expenses of the preparation of proxy materials and the solicitation of proxies for our Annual Meeting. In addition to the solicitation of proxies by mail, certain of our directors, officers, or employees may solicit telephonically, electronically, or by other means of communication.

Our directors, officers, and employees will receive no additional compensation for any such solicitation.

What is "householding?"

In accordance with a notice sent to certain street name shareholders of common stock who share a single address, shareholders at a single address will receive only one copy of this Proxy Statement and our 2023 Annual Report to Shareholders unless we have previously received contrary instructions. This practice, known as "householding," is designed to reduce our printing and postage costs. We currently do not "household" for shareholders of record.

If your household received a single set of proxy materials, but you would prefer to receive a separate copy of this Proxy Statement or our 2023 Annual Report to Shareholders, you may contact us at The Carlyle Group Inc., 1001 Pennsylvania Avenue, NW, Washington, DC 20004, Attn: Investor Relations, telephone: (202) 729-5800, email: publicinvestor@carlyle.com, and we will deliver those documents to you promptly upon receiving the request.

You may request or discontinue householding in the future by contacting the broker, bank or similar institution through which you hold your shares. You may also change your householding preferences you may contact Broadridge, either by calling +1 (866) 540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Shareholders also must satisfy the notification, timeliness, consent, and information requirements set forth in our amended and restated certification of incorporation.

How can I submit a Rule 14a-8 shareholder proposal at the 2025 Annual Meeting of Shareholders?

Shareholders who, in accordance with the SEC's Rule 14a-8, wish to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2025 Annual Meeting of Shareholders must submit their proposals to the Corporate Secretary by mail at The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, DC 20004. Proposals must be received on or before December [●], 2024. As the rules of the SEC make clear, however, simply submitting a proposal does not guarantee its inclusion.

How can I submit nominees or shareholder proposals in accordance with our amended and restated certificate of incorporation?

In accordance with our amended and restated certificate of incorporation, in order to properly bring director nominations or any other business, including shareholder proposals to be included in our proxy materials, before the 2025 Annual Meeting of Shareholders, a shareholder's notice of the matter that the shareholder wishes to present must be delivered to the Corporate Secretary by mail at The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, DC 20004, in compliance with the procedures and along with the other information required by our amended and restated certificate of incorporation, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the 2024 Annual Meeting. As a result, any notice given by or on behalf of a shareholder pursuant to these provisions of our amended and restated certificate of incorporation must be received no earlier than January 29, 2025 and no later than February 28, 2025. In the event that the 2025 Annual Meeting of Shareholders is held more than 30 days before or more than 70 days after May 29, 2025, notice by the shareholder must be received no earlier than the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of the annual meeting is first made.

In addition to satisfying the foregoing requirements under our amended and restated certificate of incorporation, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our Board's nominees must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act no later than March 30, 2025.

What vote is required for adoption or approval of each matter to be voted on?

Proposal	Required Vote	Board Recommendation
Item 1. Election of Directors Named in this Proxy Statement	A plurality of the votes cast (for each director nominee)	FOR all nominees Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the election of the director nominees
Item 2. Ratification of Ernst & Young LLP as our Independent Registered Public Accounting Firm for 2024	A majority of the votes cast	FOR the ratification of the appointment of Ernst & Young Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the ratification of the appointment
Item 3. Management Proposal to Eliminate the Supermajority Vote Requirement in Our Charter	At least 90% of the voting power of the outstanding common stock entitled to vote thereon	FOR the management proposal to eliminate the supermajority vote requirement in our charter Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the resolution
Item 4. Approval of The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan	A majority of the votes cast	FOR the approval of The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the resolution
Item 5. Non-Binding Vote to Approve Named Executive Officer Compensation (“Say-on-Pay”)	A majority of the votes cast	FOR the approval of the compensation of our named executive officers Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the resolution
Item 6. Shareholder Proposal to Adopt Improved Shareholder Right to Call a Special Shareholder Meeting	A majority of the votes cast	AGAINST the shareholder proposal to adopt improved shareholder right to call a special shareholder meeting Unless a contrary choice is specified, proxies solicited by our Board will be voted AGAINST the resolution

What are my choices for casting my vote on each matter to be voted on?

Proposal	Voting Options	Effect of Abstentions or Withhold Votes, as Applicable	Broker Discretionary Voting Allowed?	Effect of Broker Non-Votes
Item 1. Election of Directors Named in this Proxy Statement	FOR or WITHHOLD (for each director nominee).	No effect – will be excluded entirely from the vote with respect to the nominee from which they are withheld	No	No effect
Item 2. Ratification of Ernst & Young LLP as our Independent Registered Public Accounting Firm for 2024	FOR, AGAINST or ABSTAIN	No effect — not counted as a “vote cast”	Yes	N/A
Item 3. Management Proposal to Eliminate the Supermajority Vote Requirement in Our Charter	FOR, AGAINST, or ABSTAIN	Same effect as a vote against — counted as “entitled to vote thereon”	No	Same effect as a vote against — counted as “entitled to vote”
Item 4. Approval of The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan	FOR, AGAINST, or ABSTAIN	No effect — not counted as a “vote cast”	No	No effect
Item 5. Non-Binding Vote to Approve Named Executive Officer Compensation (“Say-on-Pay”)	FOR, AGAINST, or ABSTAIN	No effect — not counted as a “vote cast”	No	No effect
Item 6. Shareholder Proposal to Adopt Improved Shareholder Right to Call a Special Shareholder Meeting	FOR, AGAINST, or ABSTAIN	No effect — not counted as a “vote cast”	No	No effect

Appendix A: Reconciliations of Non-GAAP Measures

DISTRIBUTABLE EARNINGS AND FEE RELATED EARNINGS

Distributable Earnings, or “DE,” is a key performance benchmark used in our industry and is evaluated regularly by management in making resource deployment and compensation decisions, and in assessing the performance of our three reportable segments. We also use DE in our budgeting, forecasting, and the overall management of our segments. We believe that reporting DE is helpful to understanding our business and that investors should review the same supplemental financial measure that management uses to analyze our segment performance. DE is intended to show the amount of net realized earnings without the effects of consolidation of the Consolidated Funds. DE is derived from our segment reported results. Fee Related Earnings, or “FRE,” is a component of DE and is used to assess the ability of the business to cover base compensation and operating expenses from total fee revenues.

The following tables reconcile the Total Segments to our Income (Loss) Before Provision for Income Taxes for the years ended December 31, 2023 and 2022, as well as for the three months ended December 31, 2023:

	For the Year Ended December 31, 2023			
(in millions)	**Total Reportable Segments**	**Consolidated Funds**	**Reconciling Items**	**Carlyle Consolidated**
Revenues	$ 3,405.1	$ 570.1	$ (1,011.3) (a)	$ 2,963.9
Expenses	$ 1,974.6	$ 460.3	$ 1,136.8 (b)	$ 3,571.7
Other income	$ —	$ 6.9	$ — (c)	$ 6.9
Distributable earnings	$ 1,430.5	$ 116.7	$ (2,148.1) (d)	$ (600.9)

	For the Year Ended December 31, 2022			
(in millions)	**Total Reportable Segments**	**Consolidated Funds**	**Reconciling Items**	**Carlyle Consolidated**
Revenues	$ 4,401.4	$ 311.0	$ (273.7) (a)	$ 4,438.7
Expenses	$ 2,492.4	$ 255.3	$ 77.0 (b)	$ 2,824.7
Other loss	$ —	$ (41.5)	$ — (c)	$ (41.5)
Distributable earnings	$ 1,909.0	$ 14.2	$ (350.7) (d)	$ 1,572.5

	For the Three Months Ended December 31, 2023			
(in millions)	**Total Reportable Segments**	**Consolidated Funds**	**Reconciling Items**	**Carlyle Consolidated**
Revenues	$ 896.4	$ 158.4	$ (128.6) (a)	$ 926.2
Expenses	$ 493.7	$ 135.6	$ 1,136.6 (b)	$ 1,765.9
Other loss	$ —	$ (3.0)	$ — (c)	$ (3.0)
Distributable earnings	$ 402.7	$ 19.8	$ (1,265.2) (d)	$ (842.7)

(a) The Revenues adjustment principally represents unrealized performance revenues, unrealized principal investment income (loss) (including Fortitude), the principal investment loss from dilution of the indirect investment in Fortitude, revenues earned from the Consolidated Funds which were eliminated in consolidation to arrive at the Company’s total revenues, adjustments for amounts attributable to non-controlling interests in consolidated entities, adjustments related to expenses associated with the investments in NGP Management and its affiliates that are included in operating captions or are excluded from the segment results, adjustments to reflect the reimbursement of certain costs incurred on behalf of Carlyle funds on a net basis, and the inclusion of tax expenses associated with certain foreign performance revenues, as detailed below:

(in millions)	Year Ended December 31, 2023	Year Ended December 31, 2022	Three Months Ended December 31, 2023
Unrealized performance and fee related performance revenues	$ (1,046.6)	$ (142.5)	$ (196.2)
Unrealized principal investment income	36.1	(38.3)	17.6
Principal investment loss from dilution of indirect investment in Fortitude	(104.0)	(176.9)	—
Adjustments related to expenses associated with investments in NGP Management and its affiliates	(13.8)	(12.9)	(2.8)
Tax expense associated with certain foreign performance revenues	—	0.1	—
Non-controlling interests and other adjustments to present certain costs on a net basis	191.6	119.0	73.4
Elimination of revenues of Consolidated Funds	(74.6)	(22.2)	(20.6)
	$ (1,011.3)	$ (273.7)	$ (128.6)

The following table reconciles the total segments fund level fee revenue to the most directly comparable U.S. GAAP measure, the Company's consolidated fund management fees, for the years ended December 31, 2023 and 2022, as well as for the three months ended December 31, 2023:

(in millions)	Year Ended December 31, 2023	Year Ended December 31, 2022	Three Months Ended December 31, 2023
Total Reportable Segments - Fund level fee revenues	$2,305.8	$2,237.3	$ 595.3
Adjustments[1]	(262.6)	(207.2)	(63.3)
Carlyle Consolidated - Fund management fees	$2,043.2	$2,030.1	$ 532.0

(1) Adjustments represent the reclassification of NGP management fees from principal investment income, the reclassification of fee related performance revenues from business development companies and other products, management fees earned from Consolidated Funds which were eliminated in consolidation to arrive at the Company's fund management fees,, and the reclassification of certain amounts included in portfolio advisory and transaction fees, net and other in the segment results that are included in interest and other income in the U.S. GAAP results.

(b) The Expenses adjustment represents the elimination of intercompany expenses of the Consolidated Funds payable to the Company, the inclusion of equity-based compensation, certain tax expenses associated with realized performance revenues related compensation, and unrealized performance revenues related compensation, adjustments related to expenses associated with the investment in NGP Management that are included in operating captions, adjustments to reflect the reimbursement of certain costs incurred on behalf of Carlyle funds on a net basis, changes in the tax receivable agreement liability, and charges and credits associated with Carlyle corporate actions and non-recurring items, as detailed below:

(in millions)	Year Ended December 31, 2023	Year Ended December 31, 2022	Three Months Ended December 31, 2023
Unrealized performance and fee related performance revenue compensation expense	$ 612.6	$ (326.2)	$ 991.4
Equity-based compensation	260.1	161.9	65.0
Acquisition or disposition-related charges and amortization of intangibles and impairment	145.3	187.4	32.3
Tax (expense) benefit associated with certain foreign performance revenues related compensation	(1.0)	2.9	(0.2)
Non-controlling interests and other adjustments to present certain costs on a net basis	148.7	82.7	62.8
Other adjustments	11.6	12.4	—
Elimination of expenses of Consolidated Funds	(40.5)	(44.1)	(14.7)
	$ 1,136.8	$ 77.0	$ 1,136.6

(c) The Other Income (Loss) adjustment results from the Consolidated Funds which were eliminated in consolidation to arrive at the Company's total Other Income (Loss).

(d) The following table is a reconciliation of Income (Loss) Before Provision for Income Taxes to Distributable Earnings and to Fee Related Earnings:

(in millions, except per share amounts)	Year Ended December 31, 2023	Year Ended December 31, 2022	Three Months Ended December 31, 2023
Income before provision for income taxes	$ (600.9)	$ 1,572.5	$ (842.7)
Adjustments:			
Net unrealized performance and fee related performance revenues	1,659.2	(183.7)	1,187.6
Unrealized principal investment (income) loss	(36.1)	38.3	(17.6)
Principal investment loss from dilution of indirect investment in Fortitude	104.0	176.9	—
Equity-based compensation[1]	260.1	161.9	65.0
Acquisition or disposition-related charges, including amortization of intangibles and impairment	145.3	187.4	32.3
Net income attributable to non-controlling interests in consolidated entities	(111.7)	(59.7)	(21.7)
Tax (expense) benefit associated with certain foreign performance revenues	(1.0)	3.0	(0.2)
Other adjustments	11.6	12.4	—
Distributable Earnings	$ 1,430.5	$ 1,909.0	$ 402.7
Realized performance revenues, net of related compensation[2]	531.0	998.5	136.4
Realized principal investment income[2]	88.8	150.6	19.5
Net interest	48.7	74.5	7.2
Fee Related Earnings	$ 859.4	$ 834.4	$ 254.0
Distributable Earnings	$ 1,430.5	$ 1,909.0	$ 402.7
Less: Estimated current corporate, foreign, state and local taxes[3]	255.4	332.8	92.2
Distributable Earnings, net	$ 1,175.1	$ 1,576.2	$ 310.5
Distributable Earnings, net per common share outstanding[4]	$ 3.24	$ 4.34	$ 0.86
Income (loss) before provision for income taxes margin[5]	(20%)	35%	(91%)
FRE margin[6]	37%	37%	43%
Cash-based compensation and benefits ratio[7]	35%	24%	24%

(1) Equity-based compensation includes amounts that are presented in principal investment income and general, administrative and other expenses in our U.S. GAAP consolidated statements of operations.

(2) Refer to “Realized Net Performance Revenues and Realized Principal Investment Income” below for the reconciliations to the most directly comparable U.S. GAAP measures.

(3) Estimated current corporate, foreign, state and local taxes represents the total U.S. GAAP Provision (benefit) for income taxes adjusted to include only the current tax provision (benefit) applied to Net income (loss) attributable to The Carlyle Group Inc. This adjustment, used to calculate Distributable Earnings, Net attributable to common stockholders, reflects the benefit of deductions available to the Company on certain expense items that are excluded from the underlying calculation of Distributable Earnings, such as equity-based compensation expense, amortization of acquired intangible assets, and charges (credits) related to corporate actions and non-recurring items. Management believes that using the estimated current tax provision (benefit) in this manner more accurately reflects earnings that are available to be distributed to common stockholders.

(4) Distributable Earnings, net per common share outstanding is calculated by dividing Distributable Earnings, net for each quarter by the number of common shares outstanding at each quarter end. For the purposes of this calculation, common shares that were issued in the following quarter in connection with the vesting of restricted stock units as well as shares issued pursuant to a program under which, at our discretion, up to 20% of realized performance allocation related compensation over a threshold amount may be distributed in fully vested, newly issued shares, were added to the common shares outstanding, as they participate in the dividend paid on common shares in the following quarter.

(5) Income (loss) before provision for taxes margin is the most directly comparable U.S. GAAP measure to FRE margin, and is equal to Income (loss) before provision for taxes divided by Total revenues.

(6) FRE margin is calculated as Fee Related Earnings divided by Total Segment Fee Revenues.

(7) Cash-based compensation and benefits ratio is equal to Cash-based compensation and benefits, divided by Total revenues.

REALIZED NET PERFORMANCE REVENUES AND REALIZED PRINCIPAL INVESTMENT INCOME

Below is a reconciliation to the most directly comparable U.S. GAAP measures:

	Year Ended December 31, 2023		
(in millions)	**Carlyle Consolidated**	**Adjustments**	**Total Reportable Segments**
Performance revenues	$ (88.6)	$1,026.9	$938.3
Performance revenues related compensation expense	1,103.7	(696.4)	407.3
Net performance revenues	$ (1,192.3)	$1,723.3	$531.0
Principal investment income (loss)	$ 133.4	$ (44.6)	$ 88.8

	Year Ended December 31, 2022		
(in millions)	**Carlyle Consolidated**	**Adjustments**	**Total Reportable Segments**
Performance revenues	$1,327.5	$ 653.2	$1,980.7
Performance revenues related compensation expense	719.9	262.3	982.2
Net performance revenues	$ 607.6	$ 390.9	$ 998.5
Principal investment income (loss)	$ 570.5	$(419.9)	$ 150.6

Adjustments to performance revenues and principal investment income (loss) relate to (i) unrealized performance allocations net of related compensation expense and unrealized principal investment income, which are excluded from the segment results, (ii) amounts earned from the Consolidated Funds, which were eliminated in the U.S. GAAP consolidation but were included in the segment results, (iii) amounts attributable to non-controlling interests in consolidated entities, which were excluded from the segment results, (iv) the reclassification of NGP performance revenues, which are included in principal investment income in the U.S. GAAP financial statements, (v) the reclassification of fee related performance revenues, which are included in fund level fee revenues in the segment results, and (vi) the reclassification of tax expenses associated with certain foreign performance revenues. Adjustments to principal investment income (loss) also include the reclassification of earnings for the investments in NGP Management and its affiliates to the appropriate operating captions for the segment results, and the exclusion of charges associated with the investment in NGP Management and its affiliates that are excluded from the segment results and the exclusion of the principal investment loss from dilution of the indirect investment in Fortitude.

NET ACCRUED PERFORMANCE REVENUES

Accrued performance allocations, net of accrued giveback obligations is the U.S. GAAP measure most comparable to Net accrued performance revenues. The following is a reconciliation:

	As of December 31,	
(in millions)	**2023**	**2022**
Accrued performance allocations, net of accrued giveback obligations	$6,125.9	$7,076.8
Plus: Accrued performance allocations from NGP Carry Funds	484.4	564.6
Less: Net accrued performance allocations presented as fee related performance revenues	(5.2)	(53.2)
Less: Accrued performance allocation-related compensation	(4,255.8)	(3,625.3)
Plus: Receivable for giveback obligations from current and former employees	11.5	10.1
Less: Deferred taxes on certain foreign accrued performance allocations	(27.1)	(31.6)
Plus/Less: Net accrued performance allocations/giveback obligations attributable to non-controlling interests in consolidated entities	7.4	1.1
Plus: Net accrued performance allocations attributable to Consolidated Funds, eliminated in consolidation	9.1	5.4
Net accrued performance revenues before timing differences	2,350.2	3,947.9
Plus/Less: Timing differences between the period when accrued performance allocations/giveback obligations are realized and the period they are collected/distributed	28.6	16.7
Net accrued performance revenues attributable to The Carlyle Group Inc.	$2,378.8	$3,964.6

TOTAL INVESTMENTS ATTRIBUTABLE TO THE CARLYLE GROUP INC.

Investments, excluding performance allocations, is the U.S. GAAP measure most comparable to Total investments attributable to The Carlyle Group Inc., net of CLO loans and other borrowings. The following is a reconciliation:

	As of December 31,	
(in millions)	**2023**	**2022**
Investments, excluding performance allocations	$3,785.4	$3,644.8
Less: Amounts attributable to non-controlling interests in consolidated entities	(173.9)	(167.8)
Plus: Investments in Consolidated Funds, eliminated in consolidation	140.1	222.0
Less: Strategic equity method investments in NGP Management[1]	(370.3)	(369.7)
Less: Investment in NGP general partners-accrued performance allocations	(484.4)	(564.5)
Total investments attribution to The Carlyle Group Inc.	2,896.9	2,764.8
Less: CLO loans and other borrowings collateralized by investments attributable to The Carlyle Group Inc.[2]	(408.8)	(401.0)
Total investments attributable to The Carlyle Group Inc., net of CLO loans and other borrowings	$2,488.1	$2,363.8

(1) We have equity interests in NGP Management Company, L.L.C. ("NGP Management"), the general partners of certain carry funds advised by NGP, and principal investments in certain NGP funds. These equity interests are accounted for as investments under equity method accounting. Total investments attributable to The Carlyle Group Inc. excludes the strategic equity method investments in NGP Management and investments in the general partners of certain NGP carry funds.

(2) Of the total CLO and other borrowings, $408.8 million and $401.0 million are collateralized by investments attributable to The Carlyle Group Inc. as of December 31, 2023 and 2022, respectively.

Appendix B: Amended and Restated Certificate of Incorporation

The proposed amendment to our amended and restated certificate of incorporation to eliminate the supermajority vote requirement is as follows:

Amended and Restated Certificate of Incorporation

Article XI would be amended and restated to read in its entirety as follows:

Article XI

Amendment of Certificate of Incorporation

Section 11.01 Amendment Requirements.

(a) Except (x) as provided in Article IV, and subsections (b) through ~~(e)~~(d) of this Section 11.01 and (y) for such amendments as may be approved by the Board of Directors without a meeting or vote of stockholders under Section 242 of the DGCL, any proposed amendment to this Certificate of Incorporation pursuant to this Section 11.01(a) shall require the approval of the holders of a majority in voting power of the Outstanding Common Stock, unless a greater or lesser percentage is required under the DGCL or this Certificate of Incorporation. If such an amendment is proposed, the Board of Directors shall seek the approval of the holders of the requisite percentage of the voting power of the Outstanding Common Stock or call a meeting of the holders of Common Stock to consider and vote on such proposed amendment, in each case, in accordance with the provisions of this Certificate of Incorporation and the DGCL. The Corporation shall notify all Record Holders upon final adoption of any such proposed amendments.

(b) Notwithstanding the provisions of Section 11.01(a) and Article XII, no amendment to this Certificate of Incorporation or the Bylaws may enlarge the obligations of any stockholder without its consent, unless such enlargement may be deemed to have occurred as a result of an amendment approved pursuant to Section 11.01(c).

(c) Except as provided in Section 8.02, any amendment that would have a material adverse effect on the rights or preferences of any class of stock of the Corporation in relation to other classes of stock of the Corporation must be approved by the holders of not less than a majority in voting power of the Outstanding shares of stock of the class affected.

~~(d) Notwithstanding any other provision of this Certificate of Incorporation, except as otherwise provided by Article VIII, and except for amendments approved pursuant to Section 11.01(a)(y), in addition to any other approval required by this Certificate of Incorporation, no amendment shall become effective without the affirmative vote or consent of stockholders holding at least 90% of the voting power of the Outstanding Common Stock unless the Corporation obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any stockholder under the DGCL.~~

~~(e)~~ (d) Notwithstanding the provisions of Section 11.01(a), no provision of this Certificate of Incorporation that requires the vote or consent of stockholders holding, or holders of, a percentage of the voting power of the Outstanding Common Stock to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of stockholders whose aggregate shares of Outstanding Common Stock constitutes not less than the voting or consent requirement sought to be reduced.

Section 11.02 Preferred Stock. Notwithstanding anything to the contrary, subsections Section 11.01(b) through ~~(e)~~(d) of Section 11.01 are not applicable to any series of Preferred Stock or the holders of Preferred Stock. Holders of Preferred Stock shall have no voting, approval or consent rights under this Article XI. Voting, approval and consent rights of holders of Preferred Stock shall be solely as provided for and set forth in any certificate of designation relating to any series of Preferred Stock.

Appendix C: The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan

(*as amended through* ~~May 30, 2023~~May 29, 2024)

1. Purpose of the Plan

The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan (as amended through ~~May 30. 2023~~May 29, 2024) (the "Plan") is designed to promote the long term financial interests and growth of The Carlyle Group Inc., a Delaware corporation and its Affiliates by (i) attracting and retaining senior professionals, employees, consultants, directors, members, partners and other service providers of the Company or any of its Affiliates and (ii) aligning the interests of such individuals with those of the Company and its Affiliates by providing them with equity-based awards based on the Company's shares of common stock, par value $0.01 per share (the "Shares").

2. Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) Act: The U.S. Securities Exchange Act of 1934, as amended, or any successor thereto.

(b) Administrator: The Compensation Committee of the Board, or a subcommittee thereof, or, if the Board shall so determine, the Board or other such committee thereof, to whom authority to administer the Plan has been delegated pursuant to Section 4 of the Plan.

(c) Affiliate: With respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

(d) Award: Individually or collectively, any Option, Share Appreciation Right, or Other Share-Based Awards based on or relating to the Shares issuable under the Plan.

(e) Beneficial Owner: A "beneficial owner", as such term is defined in Rule 13d-3 under the Act (or any successor rule thereto).

(f) Board: The board of directors of the Company.

(g) Change in Control: (i) The occurrence of any Person, other than an Affiliate of the Company, becoming the "beneficial owner" (as defined in Rules 13d-3 and l3d-5 under the Act), directly or indirectly, of 50% or more of the total voting power of Shares, including by way of merger, consolidation or otherwise; or (ii) during any period of two consecutive years, Continuing Directors cease for any reason to constitute a majority of the directors serving on the Board. For purposes of this definition, "Continuing Director" means any member of the Board (a) serving on the Board at the beginning of the relevant period of two consecutive years referred to in the immediately preceding sentence, (b) appointed or elected to the Board by the members of the Board or (c) whose appointment or election to the Board by such Board, or nomination for election to the Board by the Company's shareholders, was approved by a majority of the directors of the Board then still serving at the time of such approval who were so serving at the beginning of the relevant period of two consecutive years, were so appointed or elected by the members of the Board or whose appointment or election or nomination for election was so approved.

(h) Code: The U.S. Internal Revenue Code of 1986, as amended, or any successor thereto.

(i) Company: The Carlyle Group Inc., a Delaware corporation, and any successor corporation thereto.

(j) Disability: The term "Disability" shall have the meaning as provided under Section 409A(a)(2)(C)(i) of the Code. Notwithstanding the foregoing or any other provision of this Plan, the definition of Disability (or any analogous term) in an Award agreement shall supersede the foregoing definition; provided, however, that if no definition of Disability or any analogous term is set forth in such agreement, the foregoing definition shall apply.

(k) Effective Date: May 2, 2012.

(l) Fair Market Value: Of a Share on any given date means (i) the closing sale price per Share as quoted on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") on that date (or, if no closing sale price is reported, the last reported sale price), (ii) if the Shares are not listed for trading on Nasdaq, the closing sale price (or, if no closing sale price is reported, the last reported sale price) as reported on that date in composite transactions for the principal national securities exchange registered pursuant to Section 6(g) of the Act on which the Shares are listed, (iii) if the Shares are not so listed on a national securities exchange, the last quoted bid price for the Shares on that date in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization, or (iv) if the Shares are not so quoted by OTC Markets Group Inc. or a similar organization, the average of the mid-point of the last bid and ask prices for the Shares on that date from a nationally recognized independent investment banking firm selected by the Administrator for this purpose.

(m) Minimum Vesting Condition: The requirement, with respect to any Award, that vesting of (or lapsing of restrictions on) such Award does not occur any more rapidly than on the first anniversary of the grant date for such Award (or the date of commencement of employment or service, in the case of a grant made in connection with a Participant's commencement of employment or service), other than (i) in connection with a Change in Control, ~~or~~ (ii) as a result of a Participant's death or Disability or (iii) as a result of a Participant's retirement or involuntary or constructive termination without cause; provided, that such Minimum Vesting Condition will not be required on Awards covering, in the aggregate, a number of Shares not to exceed 5% of the Absolute Share Limit, as defined in Section 3.

(n) Option: A nonqualified option to purchase Shares granted pursuant to Section 6 of the Plan.

(o) Option Price: The purchase price per Share of an Option, as determined pursuant to Section 6(a) of the Plan.

(p) Other Share-Based Awards: Awards granted pursuant to Section 8 of the Plan.

(q) Participant: A senior professional, employee, consultant, director, member, partner or other service provider of the Company or of any of its Affiliates who is selected by the Administrator to participate in the Plan.

(r) Person: A "person", as such term is used for purposes of Section 13(d) or 14(d) of the Act (or any successor section thereto).

(s) Plan: The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan.

(t) Services: Shall be deemed to refer to (i) a Participant's employment if the Participant is an employee of the Company or any of its Affiliates, (ii) a Participant's services as a consultant, member or partner, if the Participant is consultant to, or partner of, the Company or of any of its Affiliates, and (iii) a Participant's services as an non-employee director, if the Participant is a non-employee member of the Board; provided, however, that with respect to any Award subject to Section 409A of the Code, a Participant's termination of Services shall be deemed to occur upon the date of the Participant's separation from service within the meaning of Section 409A of the Code.

(u) Share Appreciation Right: A share appreciation right granted pursuant to Section 7 of the Plan.

(v) 2021 Restatement Date: June 1, 2021.

3. Shares Subject to the Plan

(a) Subject to Section 9 of the Plan, the total number of Shares which may be issued pursuant to Awards granted under the Plan on or after the 2021 Restatement Date shall be ~~39,800,000~~58,800,000 (the "Absolute Share Limit"). The Shares may consist, in whole or in part, of unissued Shares or treasury Shares. The issuance of Shares or payment of cash upon the exercise, vesting or settlement of an Award or in consideration of the cancellation or termination of an Award shall reduce the total number of Shares available under the Plan, as applicable. If Shares are not issued or are withheld from payment of an Award to satisfy tax obligations with respect to the Award, such Shares will not be added back to the aggregate number of Shares with respect to which Awards may be granted under the Plan, but rather will count against the aggregate number of Shares with respect to which Awards may be granted under the Plan. When an Option or Share Appreciation Right is granted under the Plan, the number of Shares subject to the Option or Share Appreciation Right will be counted against the aggregate number of Shares with respect to which Awards may be granted under the Plan as one Share for every Share subject to such Option or Share Appreciation Right. No Shares will be added back to the Share reserve under the Plan with respect to exercised Share Appreciation Rights granted under the Plan (regardless of whether the Share Appreciation Rights are cash settled or stock settled). Additionally, no Shares will be added back to the Share reserve under the Plan in the event that (i) a portion of the Shares covered by an Option are tendered to the Company or "net settled" to cover payment of the Option exercise price or (ii) the Company utilizes the proceeds received upon Option exercise to repurchase Shares on the open market or otherwise.

(b) In the event that any Awards under the Plan (regardless of whether granted prior to, on or after the 2021 Restatement Date) terminate or lapse for any reason (in whole or in part), including, without limitation, due to failure to achieve performance-vesting or service-vesting criteria, on or after the 2021 Restatement Date without payment of consideration, the number of Shares subject to such terminated or lapsed portion of Awards shall be available for future Award grants under the Plan.

(c) The maximum number of Shares subject to Awards granted during a calendar year to any non-employee director serving on the Board, taken together with any cash fees paid to such non-employee director during such calendar year, shall not exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

4. Administration

(a) The Plan shall be administered by the Administrator. The Administrator may delegate the authority to grant Awards under the Plan to any employee or group of employees of the Company or of any Affiliate of the Company; provided that such delegation and grants are consistent with applicable law and guidelines established by the Board from time to time. Awards may, in the discretion of the Administrator, be made under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company, any Affiliate of the Company or any entity acquired by the Company or with which the Company combines. The number of Shares underlying such substitute awards shall be counted against the aggregate number of Shares available for Awards under the Plan.

(b) The Administrator is authorized to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Administrator may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Administrator deems necessary or desirable. Any decision of the Administrator in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, Participants and their beneficiaries or successors).

(c) The Administrator shall have the full power and authority to establish the terms and conditions of any Award subject to the Minimum Vesting Condition and consistent with the provisions of the Plan. The Administrator shall also be authorized to waive any such terms and conditions applicable to an Award at any time (including, without limitation, accelerating or waiving any vesting conditions).

(d) The Administrator may require payment of any amount it may determine to be necessary to withhold for U.S. federal, state, local, foreign or other taxes or social insurance contributions as a result of the exercise, grant or vesting of an Award (or such other taxable that may be applicable). In connection therewith, the Company or any Affiliate shall have the right to withhold from Shares deliverable in respect of an Award or from any compensation or other amount owing to the Participant, applicable withholding taxes or social insurance contributions with respect to any issuance or transfer under the Plan and to take such action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such withholding taxes or social insurance contributions. Additionally, the Administrator may permit or require a Participant to publicly sell, in a manner prescribed by the Administrator, a sufficient number of Shares in connection with the settlement of an Award (with a remittance of the sale proceeds to the Company) to cover applicable tax withholdings or social insurance contributions.

5. Limitations

No Award may be granted under the Plan after ~~May 30, 2033~~May 29, 2034, but Awards theretofore granted may extend beyond that date.

6. Terms and Conditions of Options

Options granted under the Plan shall be non-qualified options for U.S. federal income tax purposes, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Administrator shall determine:

(a) Option Price. The Option Price per Share shall be determined by the Administrator; provided that the Option Price per Share shall not be less than the Fair Market Value of a Share on the applicable date the Option is granted unless the Participant is not subject to Section 409A of the Code or the Option is otherwise designed to be compliant with Section 409A of the Code.

(b) Exercisability. Options granted under the Plan shall be exercisable at such time and upon such terms and conditions as may be determined by the Administrator, but in no event shall an Option be exercisable more than ten years after the date it is granted.

(c) Exercise of Options. Except as otherwise provided in the Plan or in an Award agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then exercisable. For purposes of Section 6 of the Plan, the exercise date of an Option shall be the later of the date a notice of exercise is received by the Company and, if applicable, the date payment is received by the Company pursuant to the relevant clauses in the following sentence. The purchase price for the Shares as to which an Option is exercised shall be paid to the Company, and in the manner designated by the Administrator, pursuant to one or more of the following methods: (i) in cash or its equivalent (e.g., by personal check), (ii) in Shares having a Fair Market Value equal to the aggregate Option Price for the Shares being purchased and satisfying such other requirements as may be imposed by the Administrator, (iii) partly in cash and partly in such Shares, (iv) if the Option relates to Shares and if there is a public market for the Shares at such time, through the delivery of irrevocable instructions to a broker to sell Shares obtained upon the exercise of the Option and to deliver promptly to the Company an amount out of the proceeds of such Sale equal to the aggregate Option Price for the Shares being purchased, or (v) to the extent permitted by the Administrator, through net settlement in Shares. No Participant shall have any rights to dividends, dividend equivalents or distributions or other rights of a holder with respect to Shares subject to an Option until the Participant has given written notice of exercise of the Option, paid in full for such Shares and, if applicable, has satisfied any other conditions imposed by the Administrator pursuant to the Plan.

(d) Attestation. Wherever in this Plan or any agreement evidencing an Award a Participant is permitted to pay the exercise price of an Option or taxes relating to the exercise of an Option by delivering Shares, the Participant may, subject to procedures satisfactory to the Administrator, satisfy such delivery requirement by presenting proof of beneficial ownership of such Shares, in which case the Company shall treat the Option as exercised without further payment and/or shall withhold such number of Shares from the Shares acquired by the exercise of the Option, as appropriate.

(e) Service Recipient Stock. No Option may be granted to a Participant subject to Section 409A of the Code unless (i) the Shares constitute “service recipient stock” with respect to such Participant (as defined in Section 1.409A-1(b)(5)(iii)) or (ii) the Option is otherwise designed to be compliant with Section 409A of the Code.

(f) Repricing of Options. Notwithstanding any other provisions under the Plan, no action shall be taken under the Plan without shareholder approval to (i) lower the exercise prices of any Options after they are granted, (ii) exchange Options for Options with lower exercise prices or cancel an Option when the Option Price exceeds the Fair Market Value in exchange for cash or other Awards (other than pursuant to Section 9 hereof) or (iii) take any other action that is treated as a “repricing” of stock options under generally accepted accounting principles.

7. Terms and Conditions of Share Appreciation Rights

(a) Grants. The Administrator may grant (i) a Share Appreciation Right independent of an Option or (ii) a Share Appreciation Right in connection with an Option, or a portion thereof. A Share Appreciation Right granted pursuant to clause (ii) of the preceding sentence (A) may be granted at the time the related Option is granted or at any time prior to the exercise or cancellation of the related Option, (B) shall cover the same number of Shares covered by an Option (or such lesser number of Shares as the Administrator may determine) and (C) shall be subject to the same terms and conditions as such Option except for such additional limitations as are contemplated by this Section 7 (or such additional limitations as may be included in an Award agreement).

(b) Terms. The exercise price per Share of a Share Appreciation Right shall be an amount determined by the Administrator; provided, however, that (y) the exercise price per Share shall not be less than the Fair Market Value of a Share on the applicable date the Share Appreciation Right is granted unless the Participant is not subject to Section 409A of the Code or the Share Appreciation Right is otherwise designed to be compliant with Section 409A of the Code and (z) in the case of a Share Appreciation Right granted in conjunction with an Option, or a portion thereof, the exercise price may not be less than the Option Price of the related Option. Each Share Appreciation Right granted independent of an Option shall entitle a Participant upon exercise to an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the exercise price per Share, times (ii) the number of Shares covered by the Share Appreciation Right. Each Share Appreciation Right granted in conjunction with an Option, or a portion thereof, shall entitle a Participant to surrender to the Company the unexercised Option, or any portion thereof, and to receive from the Company in exchange therefore an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the Option Price per Share, times (ii) the number of Shares covered by the Option, or portion thereof, which is surrendered. Payment shall be made in Shares or in cash, or partly in Shares and partly in cash (any such Shares valued at such Fair Market Value), all as shall be determined by the Administrator. Share Appreciation Rights may be exercised from time to time upon actual receipt by the Company of written notice of exercise stating the number of Shares with respect to which the Share Appreciation Right is being exercised. The date a notice of exercise is received by the

Company shall be the exercise date. The Administrator, in its sole discretion, may determine that no fractional Shares will be issued in payment for Share Appreciation Rights, but instead cash will be paid for a fraction or the number of Shares will be rounded downward to the next whole Share. No Participant shall have any rights to dividends, dividend equivalents or distributions or other rights of a holder with respect to Shares subject to a Share Appreciation Right until the Participant has been issued Shares in settlement of such Share Appreciation Rights and, if applicable, has satisfied any other conditions imposed by the Administrator pursuant to the Plan.

(c) Limitations. The Administrator may impose, in its discretion, such conditions upon the exercisability of Share Appreciation Rights as it may deem fit, but in no event shall a Share Appreciation Right be exercisable more than ten years after the date it is granted.

(d) Service Recipient Stock. No Share Appreciation Right may be granted to a Participant subject to Section 409A of the Code unless (i) the Shares constitute "service recipient stock" with respect to such Participant (as defined in Section 1.409A-1(b)(5)(iii)) or (ii) the Share Appreciation Right is otherwise designed to be compliant with Section 409A of the Code.

(e) Repricing of Share Appreciation Rights. Notwithstanding any other provisions under the Plan, no action shall be taken under the Plan without shareholder approval to (i) lower the exercise prices of any Share Appreciation Rights after they are granted, (ii) exchange Share Appreciation Rights for Share Appreciation Rights with lower exercise prices or cancel a Share Appreciation Right when the exercise price exceeds the Fair Market Value in exchange for cash or other Awards (other than pursuant to Section 9 hereof) or (iii) take any other action that is treated as a "repricing" of Share Appreciation Rights under generally accepted accounting principles.

8. Other Share-Based Awards

The Administrator, in its sole discretion, may grant or sell Awards of Shares, restricted Shares, deferred restricted Shares, phantom restricted Shares or other share-based awards based in whole or in part on the Fair Market Value of the Shares ("Other Share-Based Awards"). Such Other Share-Based Awards shall be in such form, and dependent on such conditions, as the Administrator shall determine, including, without limitation, the right to receive, or vest with respect to, one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. Other Share-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Administrator shall determine to whom and when Other Share-Based Awards will be made, the number of Shares to be awarded under (or otherwise related to) such Other Share-Based Awards; whether such Other Share-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of such Awards (including, without limitation, any vesting provisions thereof). To the extent that any dividends or dividend equivalent payments may be paid with respect to any Other Share-Based Award, no such dividend or dividend equivalent payments will be made unless and until the corresponding portion of the underlying Other Share-Based Award becomes earned and vested in accordance with its terms.

9. Adjustments Upon Certain Events

Notwithstanding any other provisions in the Plan to the contrary, the following provisions shall apply to all Awards granted under the Plan:

(a) Generally. In the event of any change in the outstanding Shares after the Effective Date by reason of any Share distribution or split, reorganization, recapitalization, merger, consolidation, spin-off, combination, combination or transaction or exchange of Shares or other corporate exchange, or any distribution to holders of Shares other than regular cash distributions or any transaction similar to the foregoing, the Administrator shall make an equitable substitution or adjustment (subject to Section 17 of the Plan) as to (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the Option Price or exercise price of any Option or Share Appreciation Right and/or (iii) any other affected terms of such Awards, in each case, to the extent determined by the Administrator to be necessary to preserve (and not to enlarge) Participants' rights with respect to Awards outstanding under the Plan; provided, however, that the manner and form of any such equitable adjustments shall be determined by the Administrator in its sole discretion and without liability to any person.

(b) Change in Control. In the event of a Change in Control after the Effective Date, the Administrator may (subject to Section 17 of the Plan), but shall not be obligated to, (i) accelerate, vest or cause the restrictions to lapse with respect to all or any portion of an Award, (ii) cancel such Awards for fair value (as determined in the sole discretion of the Administrator) which, in the case of Options and Share Appreciation Rights, may equal the excess, if any, of value of the consideration to be paid in the Change in Control transaction to holders of the same number of Shares subject to such Options or Share Appreciation Rights (or, if no consideration is paid in any such transaction, the Fair

Market Value of the Shares subject to such Options or Share Appreciation Rights) over the aggregate exercise price of such Options or Share Appreciation Rights, (iii) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Administrator in its sole discretion or (iv) provide that for a period of at least 15 days prior to the Change in Control, such Options shall be exercisable as to all shares subject thereto and that upon the occurrence of the Change in Control, such Options shall terminate and be of no further force and effect. The provisions of this Section 9(b) shall not limit a Participant's rights, if any, to accelerated vesting of an Award upon a Change in Control to the extent provided under the terms of any applicable Award agreement.

10. No Right to Continued Service, Employment or Awards

The granting of an Award under the Plan shall impose no obligation on the Company or any Affiliate to continue the Services of a Participant and shall not lessen or affect the Company's or Affiliate's right to terminate the Services of such Participant. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Awards. The terms and conditions of Awards and the Administrator's determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

11. Successors and Assigns

The Plan shall be binding on all successors and assigns of the Company and a Participant, including without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

12. Non-transferability of Awards

Unless otherwise determined or approved by the Administrator, an Award shall not be transferable or assignable by the Participant otherwise than by will or by the applicable laws of descent and distribution. An Award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant.

13. Amendments or Termination

The Board may amend, alter or discontinue the Plan, but no amendment, alteration or discontinuation shall be made, without the consent of a Participant, if such action would materially diminish any of the rights of the Participant under any Award theretofore granted to such Participant under the Plan; provided, however, that the Administrator may amend the Plan in such manner as it deems necessary to permit the granting of Awards meeting the requirements of the Code or other applicable laws (including, without limitation, to avoid adverse tax consequences to the Company or to Participants). No amendments shall be made to Sections 6(f) or 7(e) of the Plan (regarding repricing of Options or Share Appreciation Rights) without shareholder approval.

Notwithstanding any provision of the Plan to the contrary, in the event that the Administrator determines that any amounts payable hereunder will be taxable to a Participant under Section 409A of the Code and related U.S. Department of Treasury guidance prior to payment to such Participant of such amount, the Company may (a) adopt such amendments to the Plan and Awards and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Administrator determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Awards hereunder and/or (b) take such other actions as the Administrator determines necessary or appropriate to avoid the imposition of an additional tax under Section 409A of the Code.

14. International Participants

With respect to Participants who reside or work outside the United States of America, the Administrator may, in its sole discretion, amend the terms of the Plan or Awards with respect to such Participants (or establish a sub-plan operating under the Plan) in order to permit or facilitate participation in the Plan, to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or an Affiliate.

15. Choice of Law

The Plan shall be governed by and construed in accordance with the law of the State of New York, without regard to its conflict of law provisions.

16. Effectiveness of the Plan

The Plan shall be effective as of the Effective Date.

17. Section 409A

To the extent applicable, this Plan and Awards issued hereunder shall be interpreted in accordance with Section 409A of the Code and U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding other provisions of the Plan or any Award agreements thereunder, no Award shall be granted, deferred, accelerated, extended, paid out or modified under this Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a Participant. In the event that it is reasonably determined by the Administrator that, as a result of Section 409A of the Code, payments in respect of any Award under the Plan may not be made at the time contemplated by the terms of the Plan or the relevant Award agreement, as the case may be, without causing the Participant holding such Award to be subject to taxation under Section 409A of the Code, the Company may take whatever actions the Administrator determines necessary or appropriate to comply with, or exempt the Plan and Award agreement from the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance and other interpretive materials as may be issued after the Effective Date, which action may include, but is not limited to, delaying payment to a Participant who is a "specified employee" within the meaning of Section 409A of the Code until the first day following the six-month period beginning on the date of the Participant's termination of Services. The Company shall use commercially reasonable efforts to implement the provisions of this Section 17 in good faith; provided that neither the Company, the Administrator nor any employee, director or representative of the Company or of any of its Affiliates shall have any liability to Participants with respect to this Section 17.

18. Fractional Shares

Notwithstanding other provisions of the Plan or any Award agreements thereunder, the Company shall not be obligated to issue or deliver fractional Shares pursuant to the Plan or any Award and the Administrator shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be cancelled, terminated or otherwise eliminated with, or without, consideration.

19. Clawback Policies

Awards under the Plan will be subject to any clawback, recoupment or recapture policy that the Company may adopt from time to time to the extent provided in such policy and, in accordance with such policy, may be subject to the requirement that the Awards be repaid to the Company after they have been distributed to the Participant.

CARLYLE

PRELIMINARY COPY — SUBJECT TO COMPLETION

CARLYLE

THE CARLYLE GROUP INC.
1001 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Daylight Time on May 28, 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/CG2024**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Daylight Time on May 28, 2024. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V42855-P01388

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

THE CARLYLE GROUP INC.

The Board of Directors recommends that shareholders vote "FOR" the three nominees:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Daniel A. D'Aniello
02) Sharda Cherwoo
03) William J. Shaw

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. Ratification of Ernst & Young LLP as Independent Registered Public Accounting Firm for 2024	☐	☐	☐
3. Management Proposal to Eliminate the Super Majority Vote Provision in Our Charter	☐	☐	☐
4. Approval of The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan	☐	☐	☐
5. Non-Binding Vote to Approve Named Executive Officer Compensation ("Say-on-Pay")	☐	☐	☐

The Board of Directors recommends you vote AGAINST the following proposal:

	For	Against	Abstain
6. Shareholder Proposal to Adopt Improved Shareholder Right to Call a Special Shareholder Meeting	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for The Carlyle Group Inc. 2024 Annual Meeting of Shareholders:

The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

V42856-P01388

THE CARLYLE GROUP INC.
Annual Meeting of Shareholders
May 29, 2024 9:00 AM EDT
This proxy is solicited by the Board of Directors

The undersigned shareholder of The Carlyle Group Inc. (the "Company") acknowledges receipt of the Notice of the 2024 Annual Meeting of Shareholders of the Company and the Proxy Statement and hereby appoints: Harvey Schwartz, John Redett, and Jeffrey Ferguson and each of them, and each with full power of substitution, to act as attorneys and proxies for the undersigned to vote all the shares of common stock of the Company which the undersigned is entitled to vote at the 2024 Annual Meeting of Shareholders of the Company to be held virtually at www.virtualshareholdermeeting.com/CG2024 on May 29, 2024 at 9:00 a.m. EDT, and at any postponements or adjournments thereof, as indicated on this proxy (with discretionary authority under Proposal 1 to vote for a substitute nominee if any nominee is unable to serve or for good cause will not serve) and on such other matters as may properly come before said meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE COMPANY'S BOARD OF DIRECTORS, AND THE PROPOSALS (SET FORTH ON THE REVERSE SIDE OF THIS PROXY CARD) HAVE BEEN APPROVED BY THE BOARD OF DIRECTORS AND RECOMMENDED FOR APPROVAL BY THE SHAREHOLDERS.

IF THIS PROXY IS PROPERLY EXECUTED, THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST IN THE MANNER DIRECTED ON THE REVERSE SIDE HEREOF, AND WILL BE VOTED IN THE DISCRETION OF THE PROXY HOLDER(S) ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR AT ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF. IF THIS PROXY IS PROPERLY EXECUTED BUT NO DIRECTION IS MADE IN REGARD TO A PROPOSAL INCLUDED IN THE PROXY STATEMENT, SUCH VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST “FOR” THE ELECTION OF ALL THE NOMINEES UNDER PROPOSAL 1, “FOR” PROPOSALS 2, 3, 4 AND 5 AND “AGAINST” PROPOSAL 6.

PLEASE REFER TO THE COMPANY'S PROXY STATEMENT FOR A DISCUSSION OF EACH PROPOSAL.